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02042057

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REGISTRANT'S NAME Eldorado Gold

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FILE NO. 82- 3578 FISCAL YEAR 12-31-01

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DATE : 6/21/02


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12-31-01

eldorado gold

growth:value

>> financial review

2001 annual report

PART ONE OF TWO

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Turkey, we continue to expand our asset base, with a resource of approximately 7.8 million ounces. With our international expertise in mining, finance and project development, Eldorado is well positioned to grow in value as we create and pursue new opportunities in gold and other resources. Eldorado's shares trade on The Toronto Stock Exchange under the symbol ELD.

eldoradogold

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Eldorado Gold Corporation
920 Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

TO ENSURE THAT CORPORATE INFORMATION IS AVAILABLE TO OUR SHAREHOLDERS IN THE MOST APPROPRIATE AND CURRENT FORMAT, WE ARE PROVIDING THE ELDORADO GOLD CORPORATION 2001 ANNUAL REPORT IN TWO PARTS:

1: Enclosed here is Eldorado's *Financial Review* which includes a message from our President and Chief Executive Officer, Paul N. Wright, along with our MD&A and financial statements.

2: The narrative portion of the Annual Report has been prepared in an electronic version and is available on-line in the theme of a *Strategy Map* for the coming year. The interactive presentation details our operations in a clear, visually compelling format and includes both an overview of our accomplishments and our plans for future growth.

THE ON-LINE STRATEGY MAP CAN BE VIEWED AT:

www.eldoradogold.com

For our Shareholders who are unable to access the on-line Strategy Map and want to receive a printed version, please fill in the mail-back form below and return it to us.

2001 strategy map:order form

☐ Please forward a printed version of Eldorado Gold's 2001 'Strategy Map' to the address below:

NAME: ______________ COMPANY: ______________

ADDRESS: ______________ CITY: ______________

PROV/STATE: ______________ POSTAL/ZIP: ______________

TEL: ______________ FAX: ______________ EMAIL: ______________



A UNIQUE COMPANY IN AN ENVIABLE POSITION. The previous five years have been difficult for the entire gold industry, however during this period we have reduced our corporate bank debt from $40 million in 1997 to $15 million at year-end. We have achieved this in spite of falling gold prices and a general scarcity of investment capital in the industry. In this period we have grown our reserves to 4.1 million ounces at year-end.

As a result of our recent special warrant financing in February 2002, we have raised Cdn$25 million and are in a stronger position financially. By the end of March 2002, we reduced our corporate debt to $5.4 million. We continue to generate strong cash flow from our São Bento operation in Brazil, which contributed $34 million in revenues last year. And we have a portfolio of wholly owned assets that offer excellent growth potential. Our vision is clear: Eldorado will evolve into a mid-tier gold company based on long-lived assets that can deliver superior returns at current gold prices.

WHERE WE ARE NOW. In 2001, Eldorado posted a loss of $4.6 million compared to net income of $0.4 million in 2000. However, over the year, we strengthened our balance sheet, reduced our bank debt to $13.9 million and ended the year with unrestricted cash of $4.7 million.

We have developed a detailed strategy for growth that will enable us to achieve our vision. We are implementing detailed work plans on an asset-by-asset basis to maximize value from our São Bento Mine and further develop our projects in Brazil and Turkey. We are identifying and pursuing external opportunities that are aligned with our growth strategy. And finally, we are working to ensure that the value we are creating is recognized in Eldorado's share price.

SÃO BENTO - OUR PRODUCING ASSET. São Bento – our wholly owned operating mine in Brazil – continues to produce in excess of 100,000 ounces of gold each year. Production in 2001 was 102,481 ounces, down from 112,950 ounces the year before. This reduced gold production resulted primarily from energy restrictions imposed by the Brazilian government in response to severe drought conditions in 2001. Eldorado was required to reduce power consumption at the mine by 20 percent, which caused gold production to decline. On March 1, 2002, the Brazilian government lifted all energy restrictions, and we are anticipating gold production of 105,000 ounces in 2002 at a cash cost of $185/ounce.

In an effort to extend and upgrade the resource at São Bento, we are planning an exploration and development drilling program in 2002 that will total 9,600 meters. After finalizing our agreement with AngloGold, we plan to embark on a 7,200-meter drilling program to test the downdip extension of the São Bento ore body. These drilling programs are designed to satisfy our target to establish and maintain a reserve base of 750,000 ounces at São Bento.

BRUMAL - ENHANCING OUR POSITION IN BRAZIL. In 2001 we signed a letter of agreement with Companhia Vale do Rio Doce ("CVRD") to option the Brumal property, located just five kilometers from São Bento. Brumal exhibits mineralization geologically similar to the ores mined at São Bento, and our geologists believe that Brumal could be as prospective as São Bento was 15 years ago. Drilling to date has identified a target resource of 250,000 to 500,000 ounces.

A first-phase drilling program began in March 2002 to confirm the continuity of mineralization associated with previously drill-tested zones. Follow-up drilling is designed to further extend, laterally and at depth, known mineralization and will complete in-fill drilling necessary for resource estimation.

This is an exciting new project for us, providing the opportunity to leverage the skills and expertise of our team at São Bento, use excess milling capacity at São Bento to treat Brumal ore, and add incremental production.

KISLADAG - OUR LEADING ASSET IN TURKEY. In May 2001, Kilborn Engineering completed a prefeasibility study for the first phase of the Kisladag project. An addendum to this study was released in November 2001 to reflect economic changes in Turkey (specifically the devaluation of the Turkish lire) and opportunities to reduce both capital and operating costs through contract mining and the use of used crushing equipment. The cost to construct the mine has been reduced to $29.5 million from $40 million, and the mine offers a 31 percent internal rate of return at a gold price of $275 per ounce.

We will be advancing this project through 2002. A drilling program that began in March 2002 will test the validity of a target in excess of the presently defined 6.7 million ounce resource. This drilling program is only one component of an intensive work schedule we have established for 2002 that will enable us to bring this project to a full feasibility study in early 2003.

The Kisladag project has received strong support at the local, provincial and central levels of government. Indeed, the environment in Turkey has become much more favourable to the development of the country's natural resources. The Ovaçik Mine in Izmir Province opened in 2001, and represents the first gold mine in Turkey in modern times.

EFEMÇUKURU. A prefeasibility study on our Efemçukuru project was completed in 1999, and recent revisions to the study suggest the mine could be operated at cash costs of $150 per ounce. Planned mine production would see us recover just under 90,000 ounces of gold annually. We are continuing to work on obtaining the necessary permits to advance this project to a bankable feasibility study. With its excellent project economics, Efemçukuru is a value-adding asset.

PURSUING EXTERNAL OPPORTUNITIES. Eldorado's goal is to evolve into a mid-tier gold mining company, producing 500,000 ounces of gold per year by 2008. We will achieve this by advancing our wholly owned assets and pursuing external opportunities for growth. We continue to evaluate opportunities to broaden our operating base through acquisitions.

We are searching for opportunities that match both our geographical focus and our technical skills. The Brumal project is an excellent example of this. With its close proximity to São Bento, Brumal would enable us to use the existing mill at São Bento and benefit from the technical expertise and knowledge of our experienced team in Brazil.

We're also looking at other projects in Turkey, where we are building a reputation as a company that is very committed to both advancing mining and strengthening local communities.

WHERE WE'RE GOING: THE ROAD AHEAD. Eldorado is in an excellent position. The financing completed in early 2002 is enabling us to pursue a disciplined strategy to advance our existing projects. We are using these funds to conduct drilling programs at both São Bento and Brumal, complete the drilling needed to advance to a feasibility study at Kisladag, and strengthen our working capital structure. The goal, of course, is to continue delivering value to our shareholders. Given our current valuation in the market, we expect that our share price should appreciate in value as we achieve our defined milestones over the coming year.

I would like to take this opportunity to thank the employees and Board of Directors of Eldorado. They have worked very hard to bring our company to the point where we can now pursue our strategy map for attaining sustainable long-term growth.

Sincerely,

PAUL N. WRIGHT
PRESIDENT & CHIEF EXECUTIVE OFFICER
APRIL 25, 2002

THREE YEAR FINANCIAL HIGHLIGHTS

Expressed in thousands of U.S. dollars (unless otherwise stated)

	2001	2000	1999
Gold Sales	$ 33,523	$ 51,455	$ 60,541
Operating costs	22,753	34,013	38,159
Write downs and reorganization costs	430	59	191
Net (loss) income	(4,623)	433	4,762
Cash flow from operations (loss)	13,029	4,589	18,889
Exploration & development expenditures	1,231	1,757	1,620
Mine capital expenditures	4,513	4,183	8,555
Restricted cash	475	7,053	3,269
PER COMMON SHARE			
Net (loss) income	(0.05)	0.01	0.06
Cash flow from operations (loss)	0.13	0.06	0.26
AT YEAR END			
Current assets	14,043	18,966	16,286
Total assets	113,294	121,190	129,662
Current liabilities	18,012	13,884	17,797
Total debt	23,828	33,640	39,489
Shareholders' equity	68,431	73,015	61,080
Weighted average shares outstanding (millions)	99.7	79.9	73.5
GOLD OUNCES PRODUCED (ounces)			
São Bento Gold Mine	102,841	112,950	126,581
La Colorada Gold Mine	-	39,486	65,552
Total production	102,841	152,436	192,133
REVENUE AND COSTS (dollars per ounce)			
Average gold price realized	298	303	304
Cash operating cost	216	219	194
Total cash cost	221	223	199
Total production cost	306	296	267

(expressed in U.S. dollars unless otherwise stated)

Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Eldorado Gold Corporation ("Eldorado" or "the Company") should be read in conjunction with the audited consolidated financial statements and the notes. The Company prepares and files its consolidated financial statements and MD&A in United States dollars ("US$") and in accordance with Canadian generally accepted accounting principles ("GAAP").

Eldorado Gold Corporation is engaged in gold mining and related activities including exploration, extraction, processing and reclamation. Gold, our primary product, is produced in Brazil at the São Bento mine. Our exploration activities are carried out in Brazil and Turkey.

Vision

Eldorado's vision is to build a mid-tier gold mining company based on long-lived, low-cost assets in order to enhance shareholder value.

Strategy

Our strategy is to:

- Implement detailed work plans on an asset-by-asset basis to maximize value from our operations and develop our projects in Turkey and Brazil;
- Identify and pursue external opportunities for additional production capacity; and
- Work to ensure that the value of the Company is clearly recognized in the marketplace.

Outlook

Gold production for 2002 is expected to be approximately 105,000 ounces at a cash cost of $185 per ounce. As at December 31, 2001, eight percent of the Company's production was hedged. Eldorado plans to increase its gold hedge position during the year, but will not hedge more than 50 percent of production on an opportunistic basis as prices fluctuate above the $290 per ounce level. A private placement totaling Cdn$25.0 million was completed in February 2002. These proceeds will be used to fund the Kisladag Feasibility Study program, drill the Brumal property in Brazil, pay down corporate debt and strengthen our working capital structure.

KEY HIGHLIGHTS

- Completed updated pre-feasibility study on the Kisladag project. As a result, the predicted cost to construct a mine at the site fell from $40.0 million to $29.6 million and an anticipated 32 percent internal rate of return is forecast at a gold price of $275 per ounce.
- Liquidated the Company's gold and currency hedge book in July 2001 to better position Eldorado to take advantage of the strengthening gold price.
- Reduced corporate debt by $10.09 million, excluding fees.
- Reached final agreement with insurers for settlement for the repair of the São Bento autoclave.
- Acquired rights to the Brumal property near the São Bento Mine.
- Closed a corporate financing in February 2002, issuing 59,523,810 special warrants raising gross proceeds of Cdn$25.0 million.

FINANCIAL PERFORMANCE SUMMARY

The Company has reviewed the terms of its convertible debentures and determined that the instrument should have been accounted for, on implementation of the guideline on Financial Instruments as at December 31, 1996, as a debt instrument, at it's present value, with an amount recorded in equity to reflect the estimated fair value of the conversion feature. The debt will be accreted to its face value over the term of the debentures. Accordingly, the Company has corrected its financial statements retroactively and prior periods presented have

MANAGEMENT'S DISCUSSION AND ANALYSIS

been restated.

Net income for the year was a loss of $4.62 million ($0.05 per share) compared to a profit of $0.43 million ($0.01 per share) in 2000. Cash flow from operations in 2001 was $13.03 million ($0.13 per share) compared to $4.59 million ($0.06 per share) in 2000.

Eldorado ended the year with total cash of $5.23 million, of which $0.48 million is restricted. This compares to total cash of $9.35 million in 2000, of which $7.05 million was restricted.

The decrease in net income for 2001 occurred as a result of lower gold production and increased production costs. Lower gold production (102,841 ounces in 2001 compared to 152,436 in 2000) resulted from reduced electrical power availability in Brazil due to the energy-rationing program announced by the Brazilian government in May 2001. The mandated 20 percent electrical power reduction from June 1, 2001 onward accounted for approximately 10,000 ounces of the shortfall. The sale of the La Colorada mine in November 2000 also reduced production volumes for 2001. The La Colorada mine accounted for 39,486 ounces of gold production in 2000.

GOLD STATISTICS

	2001	2000
Revenues ($ millions)	$ 33.5	$ 51.5
Mine operating earnings ($ millions)	$ 1.8	$ 5.4
Production (ounces of gold)	102,841	152,436
Production cost ($ per ounce)		
Total cash cost	$ 221	$ 223
Total production cost	$ 306	$ 296
Average price realized ($ per ounce)	$ 298	$ 303
Average spot price ($ per ounce)	$ 271	$ 279

PRODUCTION

In 2001, Eldorado had production from a single mining operation, the São Bento mine in Brazil. To improve the Company's cost of production profile, Eldorado sold the La Colorada mine in Mexico in November 2000.

PRODUCTION HIGHLIGHTS
(All amounts in U.S. Dollars)

	2001	2000
Gold production		
Ounces	102,841	152,436
Cash operating cost ($/oz)	216	219
Total cash cost ($/oz)	221	223
Total production cost ($/oz)	306	296
Realized price	298	303
São Bento Mine, Brazil		
Ounces	102,841	112,950
Ore tonnes	417,609	525,893
Grade (grams/tonne)	9.13	7.95
Cash operating cost ($/oz)	216	195
Total cash cost ($/oz)	221	201
Total production cost ($/oz)	306	270
La Colorada Mine, Mexico		
Ounces		39,486
Ore tonnes		1,837,973
Grade (grams/tonne)		0.98
Cash operating cost ($/oz)		287
Total cash cost ($/oz)		288
Total production cost ($/oz)		372

Gold Production Costs per Ounce

Cash and total production costs per ounce of gold are presented above, in accordance with the Gold Institute Standard, for the years ended December 31, 2001 and 2000. Consolidated cash and total production costs per ounce for gold mine operations have been derived from amounts included in sales revenues, cost of sales, and depreciation and depletion in the Consolidated Statements of Earnings.

São Bento Mine, Brazil

Average total cash costs for the São Bento operations in 2001 were $221 per ounce compared to $201 per ounce in 2000, and total production costs were $306 per ounce compared to $270 per ounce in 2000. Increased ore grade at the São Bento mine was offset by losses on currency hedging contracts in 2001. The losses on currency hedging contracts accounted for $25 per ounce of the difference between 2001 and 2000 total cash costs. All currency hedging contracts were collapsed in July of 2001 and we have not entered into any new Brazilian Real currency contracts.

	2001	2000
Direct mining costs	$ 190	$ 205
Currency hedging	25	(16)
Inventory change	(5)	2
Refining & selling costs	5	4
Other costs	2	1
By-product credits	(1)	(1)
Cash operating cost per ounce	$ 216	$ 195
Royalties & production taxes	5	6
Total cash costs per ounce	$ 221	$ 201
Depreciation/depletion	85	69
Total production costs per ounce	$ 306	$ 270

On May 25, 2001, the Brazilian government issued a decree reducing the allowable usage of electric energy. Effective June 2001, the São Bento mine was subject to electrical power rationing allowing only 80 percent of the mine's normal usage. The constraint remained in effect for the remainder of 2001. In February 2002, the Brazilian government announced that all power restrictions would be eliminated effective March 1, 2002.

The Company met the power reduction requirement by shutting down its BIOX processing plant. Closing the BIOX plant reduced power consumption by the required 20 percent and reduced gold production by 15 percent for the remaining seven months of 2001.

In September 2001, São Bento settled with Brazil Resseguros S.A. for the repair of the mine's #2 autoclave. The agreement provided for the total costs of repairing the autoclave and includes full business interruption coverage during the repair period. Eldorado received two payments totaling $6.4 million in the 4th quarter of 2001 for the repairs. Repairs began in December 2001 and are scheduled for completion on March 18, 2002. The Company also received its initial business interruption payment of $1.4 million in February 2002 covering the period of December 15, 2001 to February 1, 2002.

La Colorada Mine, Mexico

Eldorado chose to sell the mine and its shareholding in Exploraciones Eldorado (operator of the La Colorada mine), Prospectores Minerales de Mexico (the exploration company) and Servicios Administrativos Exploraciones (which provided the mine's workforce) effective November 1, 2000. As part of the sale to the Conservation y Senalmiento Vial and Exploraciones Mineras del Desierto, Eldorado received $0.50 million in cash and the forgiveness of $1.46 million of debt owing to the purchaser. With this sale, Eldorado has divested all of its assets in Mexico.

MANAGEMENT'S DISCUSSION AND ANALYSIS

EXPLORATION AND DEVELOPMENT PROPERTIES

The Company signed a Letter of Agreement on November 28, 2001 for an option to acquire the Brumal property located 5 kilometers from the São Bento mine. Under the terms of the agreement, São Bento will be granted an option to purchase the Brumal property in its entirety following expenditure of $1.5 million in a staged work program completed over two-and-a-half years.

Purchase of the property will occur upon successful completion of the $1.5 million work program through the payment of $5.0 million in four installments commencing at the time of exercising the option to purchase and with final payment coinciding with the second anniversary of commercial production. Gold production processed at the São Bento mine from the Brumal property in excess of 500,000 ounces will be subject to a Net Smelter Royalty paid to Companhia Vale do RioDoce ("CVRD") according to a graduated scale ranging from one percent at a gold price of less than $300 per ounce to a maximum of four percent at a gold price greater than $400 per ounce.

The Company plans to execute a first phase drill program beginning in March 2002 designed to confirm the continuity of mineralization associated with previously drill-tested zones. Follow-up drilling will be directed towards further extending (laterally and at depth) known mineralization and completing in-fill drilling necessary for resource estimation. Eldorado's initial objective is to validate the target resource necessary to make a production decision based on a shallow reserve accessible by a decline from surface. The Company currently estimates an initial target of 250,000 to 500,000 ounces.

In May 2001, in association with Kilborn Engineering Pacific, Eldorado completed a pre-feasibility study addendum for the Kisladag project. The Addendum principally reflects the effect of the following four factors on the operating and capital costs of the project:

1. Devaluation of the Turkish Lire
2. Reduction in power and fuel costs
3. Application of used crushing equipment
4. Contract Mining

Based on a $275 realized gold price, the Phase I Project produces an internal rate of return, after taxes and royalties, of 32 percent on a 100 percent equity basis and a net present value of $36.3 million at a discount rate of 8%. The Addendum confirms that the economics of the Kisladag project are more sensitive to changes in metal prices and less sensitive to similar percentage changes in capital and operating costs.

Eldorado will be advancing the project through 2002 with the objective of completing a bankable feasibility study early in 2003. In addition, the Company is completing an Environmental Impact Assessment as the next step in the permitting process.

FINANCIAL CONDITION AND LIQUIDITY

CASH FLOW SUMMARY
($ millions)

	2001	2000
Cash generated from (used by) operating activities (*)	$ 12.2	$ 4.4
Investing activities		
Property, plant and equipment	(4.3)	(4.2)
Exploration and development	(1.2)	(1.7)
Restricted cash	6.6	(3.8)
Disposition of assets and investments	0.1	-
Other	0.1	(0.8)
	1.3	(10.5)
Financing activities		
Long-term debt	(10.7)	(6.5)
Proceeds from disposition of subsidiary	-	0.3
Common shares issued	-	11.5
Others	(0.3)	(0.1)
	(11.0)	5.2
Increase (decrease) in cash	$ 2.5	$ (0.9)

(*) Excludes foreign exchange gain (loss) on cash held in foreign currency

Cash from Operations

Operations generated cash flow of $12.24 million in 2001, as compared to $4.36 million in 2000. Excluding the effect of changes in operating assets and liabilities and liquidation of hedges, cash from operating activities decreased to $2.10 million in 2001 compared to $8.64 million in 2000. Cash reduction from operations in 2001 reflects increased productions costs and lower production volume at both the São Bento and La Colorada mines in the year compared to 2000.

Investing Activities

Total funds invested in property, plant and equipment were $4.28 million in 2001 compared to $4.18 million in 2000. Capital spending at São Bento in 2001 included outlays of $3.06 million for mine development, $0.34 million for geologic exploration, $0.91 million for mine and metallurgical plant equipment, and tailing dam expansion costs of $0.03 million and other credit of $0.06 million. Capital spending in 2000 for São Bento included outlays of $3.92 million for mine development and exploration, $0.59 million for mine and metallurgical equipment and tailings dam expansion of $0.28 million.

At the La Colorada mine, capital expenditures for 2000 were $0.08 million as the mine reached the end of its productive life and the Company recorded a credit of $0.69 million for deferred stripping charged to operating costs.

Capitalized exploration and development costs were $1.23 million in 2001 compared to $1.76 million in 2000. These 2001 outlays were in the amounts of $1.13 million at Kisladag, Turkey and $0.10 million at Efemçukuru and Kaymaz, Turkey.

Financing Activities

Consolidated short- and long-term borrowings excluding debentures were $15.35 million at December 31, 2001 compared to $25.34 million in 2000. During 2001, there were repayments of $10.66 million related to Eldorado's total debt facility. NM Rothschild was paid a total of $10.09 million and equipment and Energold loan payments totaled $0.57 million. Funds to pay these loans were generated by operating activities of $13.03 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash Resources and Liquidity

As at December 31, 2000, the Company had cash, restricted cash and short-term investments of $5.23 million and a negative working capital of $3.97 million, compared with a positive working capital of $5.08 million and cash, restricted cash and investments of $9.35 million in 2000. The negative working capital as at December 31, 2001 is a result of the high short-term debt levels and higher accounts payable, the result of repair work on the São Bento mine #2 autoclave. Of the $10.09 million in principal payments on the corporate debt that occurred in 2001, $9.0 million was applied to the long-term portion. The Company negotiated a revised principal payment schedule in February 2002 with its long-term debt holder, NM Rothschild & Sons Ltd., and completed an equity financing to resolve the negative working capital position.

Forward Sales and Other Commitments

Eldorado enters into financial agreements (financial instruments) with its major credit supplier (NM Rothschild & Sons) in order to hedge underlying revenue and cost exposures arising from commodity prices and foreign currency exchange rates. Contracts include forward sales and spot deferred contracts, which commit counterparties to prices payable at a future date. Eldorado does not hold or issue financial instruments or derivative financial instruments for trading purposes or to create hedge positions in excess of forecast identifiable exposures.

Eldorado hedges both currency and gold. The Company employs forward sales contracts (including spot deferred contracts) to hedge prices for anticipated gold production and currency exchange rates on the Brazilian Real. The following table details the Company's consolidated gold hedging position as at December 31, 2001.

GOLD HEDGE POSITION

	2002	2003	2004
Gold ounces			
Spot deferred contracts			
Amount hedged	8,118	-	-
Average price ($/oz)	$ 292	$ -	$ -

Eldorado closed out its Brazilian Real hedge in July 2001 for a loss of $0.92 million. The Company continues to hold an open credit line with NM Rothschild to hedge its Brazilian Real currency exposure. The Company currently forecasts no Real currency hedge for 2002 as it is management's belief that the Real will stabilize or continue to weaken slightly over the twelve month period of 2002. A weaker Real is positive for the Company since approximately 70% of the costs of the São Bento mine are based in Brazilian Reals.

RISKS AND UNCERTAINTIES

Eldorado's profitability depends primarily on the quantity of gold produced, the price of gold, operating costs, interest rates on borrowings and investments and development and exploration expenditure levels and success. In view of the substantial stocks of gold held by central banks and financial institutions, the price of gold is exposed to the risk of decline should it cease to maintain its traditional role as a strategic reserve asset. Supply of gold from these stocks either through selling or lending may result in lower gold prices.

Eldorado seeks to manage its exposure through currency and commodity hedging, and by maintaining appropriate liquidity and a prudent level of debt. Eldorado also manages risks through geographic diversification and operates through a decentralized organizational structure whereby regional management addresses local and regional issues.

Environmental laws and regulations are continually evolving in all regions in which Eldorado conducts its activities. The Company is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. As mining operations continue to update and clarify their closure plans, and environmental protection laws and administrative policies are changed, Eldorado will revise the estimate of its total obligations.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

TO THE SHAREHOLDERS OF ELDORADO

The consolidated financial statements and the information in the annual report are the responsibility of the Board of Directors and Management. The consolidated financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada. A system of controls is maintained by Management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Audit Committee is comprised of outside Directors, and meets with Management and the independent auditors to assure that Management is maintaining adequate financial controls and to approve the annual and quarterly consolidated financial statements. The Audit Committee also reviews the results of the annual audit performed by the independent auditors prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements in the annual report have been examined by PricewaterhouseCoopers, LLP and their report follows.

Paul N. Wright
President & Chief Executive Officer

Earl W. Price
Vice President, Finance

AUDITORS' REPORT

TO THE SHAREHOLDERS OF ELDORADO GOLD CORPORATION

We have audited the consolidated balance sheets of Eldorado Gold Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

"PricewaterhouseCoopers LLP"
Chartered Accountants
Vancouver, BC
February 15, 2002, except as to Note 8 which is as of April 11, 2002.

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2001 AND 2000 (expressed in thousands of U.S. dollars)

		2001 (Restated) (Audited) Note 8	2000 (Restated) (Audited) Note 8
ASSETS			
Current Assets			
Cash and cash equivalents		$ 4,752	$ 2,300
Restricted cash	Note 9	475	7,053
Accounts receivable		3,747	4,944
Inventories	Note 4	5,069	4,669
		14,043	18,966
Mine property, plant and equipment	Note 5	66,495	70,627
Mineral properties and deferred development	Note 5	30,673	29,442
Investments and advances		122	277
Future income taxes	Note 13	-	203
Other assets and deferred charges	Note 6	1,961	1,675
		$ 113,294	$ 121,190
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities		$ 11,769	$ 6,553
Current portion of long term debt	Note 9	6,243	7,331
		18,012	13,884
Provision for reclamation costs		3,467	3,467
Deferred gain	Note 7	5,621	4,322
Future income taxes	Note 13	178	193
Convertible debentures	Note 8	8,482	8,303
Long term debt	Note 9	9,103	18,006
		44,863	48,175
SHAREHOLDERS' EQUITY			
Share capital	Note 10	316,406	310,527
Special warrants	Note 10	-	5,840
Equity portion of convertible debentures	Note 8	1,400	1,400
Deficit		(249,375)	(244,752)
		68,431	73,015
		$ 113,294	$ 121,190

Nature of operations	Note 1
Commitments and Contingencies	Note 14
Subsequent events	Note 9, 10, 17

Approved by the Board

Paul N. Wright
Director

Wayne D. Lenton
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

DECEMBER 31, 2001 AND 2000 (expressed in thousands of U.S. dollars except per share amounts)

		2001	2000
		(Restated) (Audited) Note 8	(Restated) (Audited) Note 8
REVENUE			
Gold sales		$ 33,523	$ 51,455
Interest and other income		944	1,962
		34,467	53,417
EXPENSES			
Operating costs		22,753	34,013
Depletion, depreciation and amortization		8,991	11,369
General and administrative		3,296	3,163
Exploration expense		508	539
Interest and financing costs		2,655	3,749
Reclamation		-	674
Foreign exchange loss (gain)		173	(576)
		38,376	52,931
(Loss) profit before the undernoted items		(3,909)	486
Write down, disposals of investments and advances		(24)	(59)
Reorganization costs		(406)	-
Gain on disposals of mine property, plant and equipment		74	-
Gain on disposition of subsidiary		-	297
(LOSS) PROFIT BEFORE INCOME TAXES		(4,265)	724
Taxes			
Current	**Note 13**	(155)	1,019
Future	**Note 13**	(203)	(1,310)
NET (LOSS) INCOME FOR THE YEAR		$ (4,623)	$ 433
Deficit at the beginning of the year:			
As previously reported		-	(244,791)
Change in convertible debentures	**Note 8**	-	(394)
As restated		$ (244,752)	$ (245,185)
Deficit at the end of the year		$ (249,375)	$ (244,752)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		99,736,407	79,874,211
BASIC (LOSS) INCOME PER SHARE - U.S.$		$ (0.05)	$ 0.01
BASIC (LOSS) INCOME PER SHARE - CDN.$		$ (0.08)	$ 0.02

CONSOLIDATED STATEMENTS OF CASH FLOWS

DECEMBER 31, 2001 AND 2000 (expressed in thousands of U.S. dollars)

	2001	2000
	(Restated) (Audited) Note 8	(Restated) (Audited) Note 8
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income for the year	$ (4,623)	$ 433
Items not affecting cash		
Depletion, depreciation and amortization	8,991	11,369
Future income taxes	203	1,310
Reclamation	-	674
Write-down, disposals of investments and advances	24	59
Gain on disposals of mine property, plant and equipment	(74)	-
Gain on disposition of subsidiary	-	(297)
Interest and financing costs	373	260
Amortization of hedging gain	(2,791)	(5,167)
Foreign exchange loss	789	224
	2,892	8,865
Decrease (increase) in accounts receivable	1,197	(2,676)
(Increase) decrease in inventories	(400)	384
Increase (decrease) in accounts payable and accrued liabilities	5,250	(2,495)
Liquidation of hedges	4,090	511
	13,029	4,589
CASH FLOW FROM INVESTING ACTIVITIES		
Mine property, plant and equipment	(4,513)	(4,183)
Proceeds from disposals of mine property, plant and equipment	231	-
Mineral properties and deferred development	(1,231)	(1,757)
Investments and advances	61	(11)
Proceeds from disposals of investments and advances	70	-
Reclamation costs incurred	-	(779)
Restricted cash	6,578	(3,784)
	1,196	(10,514)
CASH FLOW FROM FINANCING ACTIVITIES		
Repayment of long-term debt	(10,660)	(6,514)
Proceeds from disposition of subsidiary	-	303
Issue of common shares:		
Voting - for cash	5	5,662
Special warrants	-	5,840
Other assets and deferred charges	(295)	(60)
	(10,950)	5,231
Foreign exchange loss on cash held in foreign currency	(823)	(259)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,452	(953)
Cash and cash equivalents at beginning of the year	2,300	3,253
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$ 4,752	$ 2,300

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$ 1,725	$ 3,020

YEARS ENDED DECEMBER 31, 2001 AND 2000 (in thousands of U.S. dollars except per share amounts)

Note

NATURE OF OPERATIONS

1. Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and was produced in Mexico until the sales of the Mexican subsidiaries. Exploration activities are carried on in Brazil and Turkey.

Management estimates that the Company has sufficient working capital and anticipated cash flow to meet its planned normal operating expenditures and debt repayments for the next fiscal year. The Company has agreed to further reduce its net debt. (Note 17) If the Company can not make such a reduction it may be necessary to amend the credit agreement to access its restricted cash or defer scheduled repayments. The Company has been successful in amending its credit agreement in the past, but there can be no assurance that it will be able to do so in the future.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

SIGNIFICANT ACCOUNTING POLICIES

2. **Basis of consolidation**

The consolidated financial statements include the accounts of Eldorado and its subsidiaries. The consolidated financial statements have been prepared using accounting principles generally accepted in Canada.

Foreign currency translation

Eldorado's subsidiaries are integrated operations. The financial statements and other transactions stated in foreign currencies are translated into U.S. dollars using the temporal method, as noted below:

- Monetary assets and liabilities are translated at the exchange rate at the balance sheet dates;
- Non-monetary assets are translated at historical rates;
- Revenue and expense items are translated at the average rate for the year; and
- Translation gains and losses are included in operations.

Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments, which on acquisition have a term to maturity of three months or less. The Company limits its exposure to credit loss by placing its cash with creditworthy institutions.

Inventories

In-process inventories, including ore stockpiles when applicable, are valued at the lower of average production costs and net realizable value, after a reasonable allowance for further processing costs. Materials and supplies are valued at the lower of average cost and replacement cost.

Investments

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than temporary.

Property, plant and equipment

Property, plant and equipment are carried at cost, including costs associated with properties under development. Assets used in commercial production are subject to depreciation and depletion over their estimated useful lives, on the basis described below.

Mineral properties, capitalized development and stripping costs;

Where the mine operating plan calls for production from well defined ore reserves, the unit of production method is applied. Buildings, machinery, mobile and other equipment are depreciated on a straight-line basis over their useful lives, ranging from 5 to 8 years.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and development property are calculated using estimated future sale prices (considering historical and current prices, price trends and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000 (In thousands of U.S. dollars except per share amounts)

Note

2. cont.

related factors) and operating capital and reclamation costs. If it is determined that the estimated net recoverable amount is less than the carrying value, a write-down to the estimated net recoverable amount is made with a charge to operations.

Exploration and development
Exploration costs are charged against operations as incurred until a mineral resource is established on a property, from which time exploration expenditures are capitalized. Capitalized amounts are expensed if it is determined that a mineral property is not economic.

Deferred financing charges
Deferred financing charges consist of commissions and expenses related to establishing the related indebtedness and are being amortized to operations over the life of such indebtedness.

Environmental reclamation, rehabilitation and mine closure costs
Expenditures related to environmental protection, reclamation and site restorations undertaken during mine operations are expensed as incurred. Costs to be incurred at, or subsequent, to the closing of a mine are estimated and charged against operations over the estimated life of the mine or until it is estimated an adequate provision exists.

Revenue recognition
Gold and silver revenues are recorded at the estimated net realizable value of dore sales. Adjustments to these amounts are made after final prices, weights, and assays are determined. Silver revenues are recorded as a cost recovery. Gains and losses realized on financial instruments used to hedge gold price risk are recognized in sales revenue when the related production is sold.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Where the probability of the realization of the future income tax asset is not more likely than not, a valuation allowance is recorded.

The most significant estimates are related to the physical and economic lives of mineral assets and site restoration costs and related obligations.

Income taxes
Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of the realization is more likely than not.

Share option plan
The Company has a share option plan as described in Note 10. No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Loss (earnings) per share
Loss (earnings) per share is calculated based on the weighted average number of common shares issued and outstanding during the year of 99,736,407 (2000-79,874,211). The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, CICA 3500, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

YEARS ENDED DECEMBER 31, 2001 AND 2000 (in thousands of U.S. dollars except per share amounts)

Note

3. SALE OF MEXICAN SUBSIDIARIES

Effective November 1, 2000 the Company sold its Mexican subsidiaries to Conservación y Señalamiento Vial and Exploraciones Mineras del Desierto S.A. de C.V. The Company received $500 cash and the purchaser forgave $1,459 debt owed by the Company.

The financial statements include the results of operations of the subsidiaries for the period January 1, 2000 to October 31, 2000.

Assets and liabilities as at the date of sale are as follows

Assets	2001	2000
Total Assets	$ -	$ 7,470
Liabilities		
Total Liabilities	$ -	$ 4,387
Shareholders' equity	$ -	$ 3,083
Consideration received - cash	-	(500)
Deferred gain	-	(2,752)
Witholding tax	-	(128)
(Gain) on disposition of subsidiary	$ -	$ (297)

4. INVENTORIES

	2001	2000
In process inventory	$ 975	$ 437
Materials and Supplies	4,094	4,232
	$ 5,069	$ 4,669

5. PROPERTY, PLANT AND EQUIPMENT

	2001	2000
Mine property, plant and equipment		
São Bento mine	$ 104,381	$ 100,302
Accumulated depreciation and depletion	(38,254)	(30,247)
	$ 66,127	$ 70,055
Office furniture and equipment	$ 1,838	$ 2,087
Accumulated depreciation	(1,470)	(1,515)
	$ 368	$ 572
Mineral properties and deferred development	$ 30,673	$ 29,442
	$ 97,168	$ 100,069

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000 (in thousands of U.S. dollars except per share amounts)

Note

6. OTHER ASSETS AND DEFERRED CHARGES

	2001	2000
Deferred financing charges for:		
Convertible Debenture	$ 690	$ 690
Long term debt	3,077	2,288
Related to debentures converted/ amortization	(512)	(448)
Accumulated amortization	(1,853)	(1,414)
	$ 1,402	$ 1,116
Cash security deposits	559	559
	$ 1,961	$ 1,675

7. DEFERRED GAIN

Eldorado recorded a deferred gain of $4,090 in 2001 ($511 in 2000) as a result of liquidating a portion of its hedging position. An amount of $2,791 was recorded to earnings in 2001. The remaining hedging gains of $5,621 will be taken into income over the years for which the hedges were originally established per the table below.

	2002	2003	2004
Deferred Gain	$ 4,143	$ 1,807	$ (329)

8. CONVERTIBLE DEBENTURES

	2001	2000
Debentures	$ 8,482	$ 8,303
Equity portion of convertible debentures	1,400	1,400

Debentures maturing November 1, 2004

Under an agency agreement dated November 3, 1994 Eldorado issued $10,000 of special notes at a price of $1 per special note, for cash of $9,500 net of agent's commissions. Each note was subsequently exercised into a $1 principal amount 8.25% convertible unsecured subordinated debenture. As at December 31, 2001 and 2000 $9,150 face value of debentures was outstanding. Each $1 debenture matures on November 1, 2004 and is convertible at the holders option into 307.69 common shares of Eldorado representing a conversion price of $3.25 per share. Subject to certain restrictions, the debentures are redeemable for cash at par at the option of Eldorado after November 1, 1997. During 2001, no debentures were converted or redeemed.

Change in accounting method

Subsequent to the initial release of the financial statements as at December 31, 2001, the Company has reviewed the terms of its convertible debentures and determined that the instrument should have been accounted for, on implementation of the guideline on Financial Instruments at December 31, 1996, as a debt instrument, at it's present value, with an amount recorded in equity to reflect the estimated fair value of the conversion feature. The debt will be accreted to its face value over the term of the debentures. Accordingly, the Company has corrected its financial statements retroactively and prior periods presented have been restated. The effect on the components of the consolidated financial statements was as follows:

YEARS ENDED DECEMBER 31, 2001 AND 2000 (in thousands of U.S. dollars except per share amounts)

Note

8. cont.

	2001	2000
Liability portion of convertible debentures before change	$ 1,870	$ 2,427
Change	6,612	5,876
Liability portion of convertible debentures after change	$ 8,482	$ 8,303
Equity portion of convertible debentures before change	$ 7,280	$ 6,723
Change	(5,880)	(5,323)
Equity portion of convertible debentures after change	$ 1,400	$ 1,400
Net (loss) income for the year before change	$ (3,887)	$ 1,106
Change	(736)	(673)
Net (loss) income for the year after change	$ (4,623)	$ 433
(Loss) income per share before change	$ (0.04)	$ 0.01
(Loss) income per share after change	$ (0.05)	$ 0.01

9. LONG TERM DEBT AND RESTRICTED CASH

	2001	2000
Restricted Cash		
Reserve account	$ 475	$ 1,305
Liquidity account	-	2,624
Escrow In-Trust account	-	3,124
	$ 475	$ 7,053
Long term debt		
Corporate loan facility	$ 15,103	$ 24,506
Equipment purchase loan	-	498
Energold Mining Ltd. loan	243	333
	$ 15,346	$ 25,337
Current portion	(6,243)	(7,331)
	$9,103	$ 18,006

Commencing on March 31, 1999 the Company, as part of the Amended and Restated Credit Agreement (the "ARCA") with NM Rothschild & Sons Ltd. ("NM Rothschild"), agreed to the establishment of a Reserve account in which the Company agreed to deposit cash quarterly under certain circumstances. The purpose of this account is to serve as a reserve against future payments of principal, interest and other amounts due under the Loan Agreement. As at December 31, 2001 the amount held in the Reserve account was $475 (2000 $1,305).

Effective March 1, 2000, in connection with the equity financing described in Note 10, the Company, as part of a Second Agreement and Amendment to the ARCA, agreed to the establishment of a Liquidity Account in which the Company agreed to deposit cash quarterly under certain circumstances. At June 30, 2001 the amount held in the Liquidity Account was used to reduce the loan balance with NM Rothschild.

On January 23, 2001 the hedge position was liquidated, $2,000 was paid to NM Rothschild and flat forward contracts at $296.60 per ounce were acquired to hedge 95% of the forecast gold production of the Company from January 2001 to December 2003.

On June 29, 2001, the Company entered into an agreement ("the Sixth Amendment") with NM Rothschild where among other things the June 30, 2001 principal payment of $1,000 was made from the Company's Reserve and Liquidity Accounts (the "Deposit Accounts"). The funds remaining in the Deposit Accounts were used to prepay the principal payment due on September 30, 2001 of $1,500 and the remaining balance applied to the principal payment due on December 31, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000 (in thousands of U.S. dollars except per share amounts)

Note

9. cont.

On July 2, 2001, the Company closed out its gold hedging contracts maturing after December 31, 2001, restructured its gold hedging contracts due July 31, 2001 to December 31, 2001 and closed out all Brazilian Real hedging contracts. The net funds from the hedge Contracts liquidation were applied as pre-payment of the NM Rothschild loan reducing the Company's debt by $1,200.

As at December 31, 2001, the total debt outstanding is $15,103, which is made up of $13,909 of loan and $1,194 of accrued fees payable at the time of final principal payment. The loan bears interest at LIBOR plus 2.5%, which was 4.5806% at December 31, 2001.

As security for this loan, Eldorado has granted NM Rothschild a general security agreement over the assets of Eldorado as well as claims over the mine assets in Brazil and the exploration and development properties in Turkey.

The re-payment schedule on the NM Rothschild corporate facility is as follows:

	2002	2003	2004
Loan re-payment	$ 6,000	$ 9,103	$ -

Subsequent to year end certain terms of the loan were amended (note 17).

Equipment purchase loan
In September 1996 the Company established an equipment purchase loan of which $498 remained outstanding as at December 31, 2000. This loan was fully repaid during the year 2001.

Energold Mining Ltd.
In November of 1998, Eldorado and Energold entered into an agreement dissolving a joint venture formed in April of 1998. As part of the dissolution of the joint venture, Eldorado agreed to pay Energold $333 in 2001. This loan bears interest at a rate equal to the Prime Rate plus one percent per annum.

In November of 2001 the Company paid Energold an amount of $71 (Cdn.$112) as partial cash settlement on the note and amended the promissory note to pay the balance of the note of $243 (Cdn.$388) in May of 2002.

10.

SHARE CAPITAL

Eldorado's authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value. The details of the common shares issued and outstanding are as follows:

2000	Shares Issued	Amount
Shares at beginning of the year	74,128,538	$304,865
Shares for exercised stock options	416,776	157
Shares for cash consideration	9,500,000	5,505
Shares returned to Treasury	(5,000)	-
Shares at December 31, 2000	84,040,314	$ 310,527

2001		
Shares at beginning of the year	84,040,314	$ 310,527
Shares for exercised stock options	35,000	5
Shares for cash consideration	18,245,458	5,874
Shares at December 31, 2001	102,320,772	$ 316,406

On January 25, 2000, the Company completed a private placement of 9,500,000 Special Warrants at a price of Cdn$.90 per Special Warrant to raise gross proceeds of Cdn$8,550 (US$5,900). Net proceeds received after payment of expenses related to the offering were $5,505. Each Special Warrant was exercisable without payment of additional consideration for a unit (a "Unit") consisting of one common share of Eldorado and one half of a share purchase warrant (a "Warrant"). Each whole Warrant entitled the holder to acquire an additional common share of Eldorado at a price of Cdn$1.10 per common share until January 24, 2002. As at January 24, 2002 no Warrants were exercised and they expired.

YEARS ENDED DECEMBER 31, 2001 AND 2000 (in thousands of U.S. dollars except per share amounts)

Note

10.
cont.

On November 24, 2000 the Company completed a private placement of 18,245,458 Special Warrants at a price of Cdn$.55 per Special Warrant to raise gross proceeds of Cdn$10,035 (US$6,520). Net proceeds received after payment of expenses related to the offering were $5,874. Each Special Warrant was exercised without further payment of additional consideration for a unit (a "Unit) consisting of one common share of Company and one half of a share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to acquire an additional common share of the Company at a price of Cdn$.80 per common share until February 22, 2003.

Share option plan

The Company established a share purchase option plan ("the Plan") in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the closing price of the common shares of the Company on The Toronto Stock Exchange on the last business day before the date on which the option is granted. Vesting and terms are at the discretion of the Board of Directors.

A summary of the Company's options at December 31, 2001 and 2000 and the changes for the years ending on those dates is presented below:

Options (Cdn$)	Outstanding Options	Weighted Average Exercise Price
2000		
Outstanding options as at January 1, 2000	6,804,310	$ 0.93
Granted	945,000	0.79
Exercised	(416,776)	0.55
Expired/Cancelled	(819,391)	0.83
Outstanding options as at December 31, 2000	6,513,143	$ 0.84
Excercisable options as at December 31, 2000	6,035,146	$ 0.93
2001		
Outstanding options as at January 1, 2001	6,513,143	$ 0.84
Granted	2,349,150	0.30
Exercised	(35,000)	0.24
Expired/Cancelled	(4,347,793)	1.05
Outstanding and exercisable options as at December 31, 2001	4,479,500	$ 0.51

As at December 31, 2001, options to purchase up to 2,680,858 shares remained available to be granted under the Plan. Summaries of the Company's options outstanding, exercise prices and expiry dates are presented below.

Stock Options (Cdn$)

Range of Exercised Price ($)	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)
0.80 to 9.40	546,500	0.7	1.12
0.40 to 1.00	605,000	1.9	0.50
0.50 to 1.00	975,000	2.4	0.53
0.70 to 0.90	332,000	3.2	0.84
0.24 to 0.51	2,021,000	4.7	0.28
0.24 to 9.40	4,479,500	3.21	0.51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000 (in thousands of U.S. dollars except per share amounts)

Note

10. cont.

The following table summarizes information about the warrants outstanding as at December 31, 2001 and 2000.

	Outstanding Warrants	Weighted Average Conversion Price (Cdn$)
Warrants outstanding at January 1, 2000		
Granted January 25, 2000	4,750,000	1.10
Granted November 24, 2000	9,122,729	0.89
Warrants outstanding at December 31, 2000	13,872,729	0.90
Warrants outstanding at January 1, 2001	13,872,729	0.90
Warrants outstanding at December 31, 2001	13,872,729	0.90

Warrants

Conversion Price ($)	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life (years)	Weighted Average Conversion Price ($)
0.80 to 1.10	13,872,729	0.77	0.90

Shareholder rights plan

On March 8, 1995, the Board of Directors of Eldorado adopted a Shareholder Rights Plan, which was approved by the shareholders at the Annual General meeting on June 5, 1995. Under the terms of the plan, rights are attached to the common shares and to the 8.25% convertible subordinated unsecured debentures. The rights become marketable and exercisable only upon the occurrence of certain specified events. If a person or group acting in concert acquires or announces its intention to acquire 20% or more of the outstanding common shares in a non-permitted bid, each right, on exercise, entitles the holders (other than the acquiring person or group) to purchase common shares of Eldorado at half the current market price per common share.

The rights are not triggered by a "permitted bid" which is, in effect, a bid made to all shareholders for all of the voting shares by way of a bid circular. Such an offer must remain outstanding for at least 75 days and must be accepted by shareholders holding at least 50% of the outstanding shares that are not held by the bidder. At any time prior to the rights becoming exercisable, the Board of Directors may redeem all the rights at $.00001 per right.

11.

FINANCIAL INSTRUMENTS

Fair value of financial instruments

At December 31, 2001 and 2000, the fair value of cash, accounts receivable, accounts payable and accrued liabilities approximate their respective carrying values.

The carrying values and estimated fair values of Eldorado's other financial instruments are as follows:

Carrying and Estimated fair values

2001	Carrying Amount	Estimated fair value
Financial Assets		
Forward Gold Sales contracts	$ -	$ 100
Investments	122	122
Financial Liabilities		
Convertible debentures	$ 8,482	$ 6,309
Long term debt	15,346	15,346

YEARS ENDED DECEMBER 31, 2001 AND 2000 (in thousands of U.S. dollars except per share amounts)

Note

11. cont.

2000		Carrying Amount		Estimated fair value
Financial Assets				
Forward Gold Sales contracts	$	-	$	4,300
Foreign Exchange Purchase Commitments		-		(288)
Investments		277		277
Financial Liabilities				
Convertible debentures	$	8,303	$	5,949
Long term debt		25,337		25,337

Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of gold hedge contracts. The Company's exposure to credit risk in the event of non-performance by counterparties in connection with its metal forward contracts is limited to the unrealized gains on outstanding contracts based on current market prices. Eldorado believes it has minimized credit risk by monitoring the financial conditions of its counterparties and dealing with large, creditworthy institutions.

12. HEDGING COMMITMENTS

Gold hedging

At December 31, 2001, Eldorado's hedging program consists of the following spot deferred gold contracts.

	2002	2003	2004
Forward gold sales contracts (ounces)	8,118	-	-
Average price ($/oz.)	292	-	-
Deferred gain ($/oz.)	40	-	-
Total ($oz.)	332	-	-

The positions held by Eldorado are in the form of spot deferred contracts including 8,118 ounces to be delivered at a rate of 7,500 ounces per month, at a price of $292.

The mark to market value of the Company's hedge position at December 31, 2001 was $100 at a spot price of $278 per ounce using a contango rate of 1.20%

13. TAXES

Details of income tax expense related to operations are as follows:

		2001		2000
Income Taxes				
Recovery (Expense)				
Current				
Canada	$	158	$	1,297
Foreign		(313)		(278)
Future				
Canada		(203)		(1,310)
Foreign		-		-
	$	(358)	$	(291)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000 (in thousands of U.S. dollars except per share amounts)

Note

13. cont.

The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	2001	2000
Statutory Rate	(44.62%)	45.62%
Losses not recognized net of income not subject to tax	16.53	45.06
Gain on disposition of subsidiary not taxable	-	(9.70)
Temporary differences not recorded	-	(70.86)
Non-deductible expense and other items	36.48	30.07
Effective income tax rate	8.39%	40.19%

Eldorado and its subsidiaries have tax losses from prior years, which are available to offset taxable income of future years. These tax losses expire as follows:

2004	2008
$ 2,808	$ 2,944

In addition, the Brazilian subsidiaries have losses of $119,070, which can be used to offset taxable income and $99,552 which can be used to offset income for social contribution tax. These losses have no expiry date and can be used to offset 30% of income in any one year.

No recognition has been given in the accounts to the potential future benefits that may arise on utilization of tax losses.

Future income taxes, as at December 31, 2001, consist of the following temporary differences:

Assets	
Tax over book value of exploration expenditures	$ -
Liabilities	
Tax on undistributed earnings of a subsidiary	$ (178)

Additional temporary differences between the accounting and tax basis of assets and liabilities of $16,165 have not been recognized, as they are unlikely to be realized.

14.

COMMITMENTS AND CONTINGENCIES

As at December 31, 2001, Eldorado has the following commitments and contingencies:

Interest on withholding taxes
São Bento Mineraçao may have a liability relating to interest and penalties on accrued but unpaid withholding tax on gold loans. The Company believes there are no grounds to the claim and will defend its position vigorously. If an unfavorable ruling were to occur the Company estimates the liability to be a maximum of $1,000.

YEARS ENDED DECEMBER 31, 2001 AND 2000 (in thousands of U.S. dollars except per share amounts)

Note

15. SEGMENTED INFORMATION

All of Eldorado's operations are related to the gold mining industry. In 2001 Eldorado had a single producing mine, São Bento with mining and exploration assets located in South America and Turkey. Hedging revenues have been proportionally allocated to the mines based upon their gold production.

	Twelve months ended December 31 2001	2000
Gold sales		
São Bento Mine	$ 33,523	$ 39,339
La Colorada Mine	-	12,116
	33,523	51,455
Operating costs		
São Bento Mine	22,753	22,656
La Colorada Mine	-	12,031
	22,753	34,687
Depletion, depreciation and amortization		
São Bento Mine	8,415	7,815
La Colorada Mine	-	3,223
	8,415	11,038
Corporate expenses, net of interest and other income	(5,756)	(4,705)
Exploration expense	(508)	(539)
Write down, disposals of investments and advances	(24)	(59)
Reorganization costs	(406)	-
Gain on disposals of mine property, plant and equipment	74	-
Gain on disposition of subsidiary	-	297
(Loss) profit before income taxes	(4,265)	724
Taxes		
Current	(155)	1,019
Future	(203)	(1,310)
Net (loss) income for the year	$ (4,623)	$ 433

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000 (in thousands of U.S. dollars except per share amounts)

Note

15. cont.

	2001	2000
Segment assets		
São Bento Mine	$ 78,855	$ 79,650
Total assets for reportable segments	78,855	79,650
Mineral properties and deferred development	30,673	29,442
Other	3,766	12,098
	$ 113,294	$ 121,190
Revenues by geographic area		
North America	$ 218	$ 12,790
South America	34,236	40,597
Turkey	13	30
	$ 34,467	$ 53,417
Net Earnings by geographic area		
North America	$ (6,292)	$ (8,629)
South America	1,994	9,191
Turkey	(222)	(152)
Australia	(103)	23
	$ (4,623)	$ 433
Assets by geographic area		
North America	$ 3,324	$ 11,308
South America	79,011	79,877
Turkey	30,959	30,004
Australia	-	1
	$ 113,294	$ 121,190

16. SUPPLEMENTARY CASH FLOW INFORMATION

The Company conducted non-cash investing and financing activities as follows:

	2001	2000
Operating activities		
Foregiveness of amounts owed by the company	$ -	$ (1,459)
	$ -	$ (1,459)
Investing activities		
Foregiveness of amounts owed by the company	$ -	$ 1,459
	$ -	$ 1,459
Financing activities		
Long term debt backend fees accrual	$ (494)	$ (405)
Increase in long term debt	494	405
Equity portion of debentures	179	159
Debentures	(179)	(159)
	$ -	$ -

YEARS ENDED DECEMBER 31, 2001 AND 2000 (in thousands of U.S. dollars except per share amounts)

Note

17. **SUBSEQUENT EVENTS**

On February 15, 2002 the Company completed a private placement of 59,523,810 special warrants at a price of Cdn$0.42 per special warrants. Each special warrant entitles the holder to receive one common share of the Company at no additional cost. In consideration for acting as Eldorado's Underwriters in respect of the sale of the special warrants, the agents will receive a cash commission, and compensation warrants exercisable, without payment of additional consideration, for that number of compensation options equal to 5,952,381 special warrants. The compensation options will be exercisable up until twelve months from the date of the final receipt for the final prospectus at an exercise price of Cdn$0.49 per special warrant. Gross proceeds from the placement were Cdn$25,000. On February 15, 2002 the funds were released upon receipt of shareholder approval satisfactory to the Toronto Stock Exchange.

On February 15, 2002 the Company, entered into an agreement (the "Seventh Amendment") with NM Rothschild where among other things, agreed to pay to NM Rothschild a principal payment on the loan facility of an amount equal to 50% of the net proceeds of the February 15, 2002 private placement. On February 19, 2002 a $7,470 principal payment was made to NM Rothschild. The Company further agreed to deposit $1,000 in the Company's Reserve Account, make an additional principal payment of $1,039 on March 31, 2002 and entered into a revised principal repayment schedule. The Company will make monthly payments of $200 beginning on April 30, 2002 to December 31, 2002. The remaining loan balance of $3,400 net of Reserve Account balance is payable in 2003 in monthly installments.

CORPORATE INFORMATION

DIRECTORS

Hugh C. Morris (2)
Vancouver, BC
Chairman of the Board

Joseph F. Conway (1)(2)
Toronto, Ontario
President & Chief Executive Officer
Repadre Capital Corporation

Wayne D. Lenton (1)(2)
Point Roberts, Washington
USA

Paul M. Curtis (1)
Johannesburg, South Africa
Senior Manager, Corporate Finance
Gold Fields Limited

Paul N. Wright
Bowen Island, B.C.
President & Chief Executive Officer
Eldorado Gold Corporation

Committees of the Board of Directors
(1) Audit Committee
(2) Compensation Committee

OFFICERS

Paul N. Wright
President & Chief Executive Officer

Earl W. Price
Vice President, Finance

Dawn L. Moss
Corporate Secretary

MANAGERS

PROJECT DEVELOPMENT

Dale Churcher - Manager Project Development

BRAZIL OPERATIONS

Lincoln Silva
General Manager

Sergio Martins
Director, Exploration & Geology

TURKEY

Dave Bickford
General Manager

Umit Akdur
Administration Manager

CORPORATE OFFICES

CANADA

Eldorado Gold Corporation
Head Office
920 - 1055 West Hastings Street
Vancouver, BC V6E 2E9
Tel: 604-687-4018
Fax: 604-687-4026
Toll Free: 1-888-353-8166
E-Mail: info@eldoradogold.com

BRAZIL

São Bento Mineraçao, S.A.
São Bento Mine
Santa Barbara, Minas Gerais, Brazil
Tel: 011-55-31-3837-7180
Fax: 011-55-31-3837-1670

TURKEY

Tüprag Metal Madençilik Sanayi ve
Ticaret Limited Sirketi
Ankara, Turkey
Tel: 011-90-312-468-4536
Fax: 011-90-312-468-2646

LEGAL COUNSEL

Fasken Martineau DuMoulin LLP
Vancouver, BC Canada

AUDITORS

PricewaterhouseCoopers, LLP
Chartered Accountants
Vancouver, BC Canada

SHAREHOLDER INFORMATION

TRANSFER AGENT

Computershare Trust Company
of Canada
Vancouver, BC Canada

STOCK EXCHANGE

The Toronto Stock Exchange
Stock Symbol: ELD

SOURCES OF SHAREHOLDER INFORMATION

The Annual Report is one of several sources of information for shareholders of Eldorado Gold Corporation common shares.
Other sources include:

>> the unaudited comparative interim financial statements; statements are published quarterly and mailed to the Supplemental Shareholders' List

>> the Management Proxy Circular describing the matters to be considered at the Annual General Meeting of Shareholders

>> the Annual Information Form and other corporate and continuous disclosure documents are available on the Company's web site and CDS SEDAR website (www.sedar.com)

>> Website Address: www.eldoradogold.com

>> Investor Relations: info@eldoradogold.com

Cautionary Statement: This 2001 Annual Report contains certain statements related to ore reserves, production, revenue, expenses, plans, development schedules and similar items that represent forward-looking statements. Such statements are based on assumptions and estimates related to future economic and market conditions. The assumptions and estimates are reviewed regularly by management; however, they involve risks and uncertainties that could cause actual results to differ materially from those contemplated in the forward-looking statements.

eldoradogold

Eldorado Gold Corporation
920 Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

TSE: ELD
Tel: 604.687.4018 • Fax: 604.687.4026
E-mail: info@eldoradogold.com

www.eldoradogold.com

82-3578

ELDORADO GOLD CORPORATION

02 ...

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of Shareholders of Eldorado Gold Corporation ("Eldorado" or the "Company") will be held in the Governor General Suite B of the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, on May 29, 2002 at the hour of 10:00 o'clock in the morning (Vancouver time), for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2001;
2. To elect directors;
3. To appoint auditors and to authorize the directors to fix their remuneration;
4. To amend By-Law No. One of the Company;
5. To reconfirm the Shareholder Rights Plan Agreement;
6. To amend the Shareholder Rights Plan Agreement; and
7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are a Management Proxy Circular, a Form of Proxy, an Annual Return Card Form and the Company's 2001 Financial Review. The accompanying Management Proxy Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice of Meeting.

The Board of Directors has fixed the close of business on April 11, 2002 as the record date for the purpose of determining shareholders of the Company entitled to receive notice of the Meeting. Shareholders are entitled to vote at the Meeting either in person or by Proxy. **Those shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and mail the enclosed Form of Proxy in accordance with the instructions set out in the Proxy and in the Management Proxy Circular accompanying this Notice. Please advise the Company of any change in your mailing address.**

DATED at Vancouver, British Columbia, this 25th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

EARL W. PRICE
Vice President, Finance

ELDORADO GOLD CORPORATION

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is furnished in connection with the solicitation of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on May 29, 2002 at the place and time and for the purposes set forth in the Notice of Meeting. Unless otherwise expressly indicated, the information herein contained is given as at March 31, 2002.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Proxy Circular is furnished to the shareholders in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting of Shareholders to be held on May 29, 2002. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

Appointment of Proxy Holder

The individuals named in the accompanying Form of Proxy for the Meeting are officers or directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE HOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

In order to vote, completed forms of Proxy must be received by Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 by 10:00 a.m., Vancouver time, on May 27, 2002 or by the Chairman of the Meeting prior to the commencement of the Meeting or any adjournments thereof.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by such shareholder's attorney authorized in writing or, where the shareholder is a Company, by a duly authorized officer or attorney of that Company, and delivered either to the registered office of the Company (2100-1075 West Georgia Street, Vancouver, B.C. V6E 3G2) at any time up to and including May 28, 2002 (being the last business day preceding the day of the Meeting) or, if the Meeting is adjourned, on the last business day preceding any reconvening thereof, or with the Chairman of the Meeting on the day of the Meeting or an adjournment thereof, or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to such revocation.

Exercise of Vote by a Proxy

Shares represented by properly executed proxies in the accompanying form (if executed in favour of management nominees and properly deposited prior to the Meeting) will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **If no choice is specified, the person designated in the accompanying form of proxy will vote in favour of every matter proposed by management at the Meeting.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Proxy Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Record Date

Each holder of common shares on April 11, 2002, is entitled to vote at the Meeting as more particularly described below, except to the extent that, after such date, such shareholder transfers any such shares and the transferee produces properly endorsed share certificates or otherwise establishes that the transferee owns such shares and demands, not later than 10 days before the Meeting, to be included on the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote such shares at the Meeting.

Voting Shares and Principal Holders Thereof

On April 11, 2002, a total of 103,017,639 common shares were issued and outstanding, with each common share carrying the right to one vote on all resolutions before the Meeting. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Management Proxy Circular with the exception of the amendment of the Shareholder Rights Plan as hereinafter detailed, which requires the affirmative vote of a majority of the votes cast at the Meeting by "Independent Shareholders: as hereinafter defined.

The following table shows, as at April 11, 2002, each person who is known to the Company, its directors or officers, to beneficially own, directly or indirectly, or to exercise control or direction over, shares carrying more than 10% of the votes attached to shares of the Company.

Class of Securities	Name of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class
Common Shares	Gold Fields Limited, South Africa	30,479,959 (Indirect)	29.59%

ELECTION OF DIRECTORS

The Board presently consists of five directors. Management proposes the election at the Meeting of five directors, each to hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed. In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he or she is ordinarily resident, all offices of the Company or its significant affiliates now held by him or her, his or her principal occupation and the number of common shares beneficially owned by him or her, directly or indirectly, or over which he or she exercises control or direction, as at April 11, 2002.

Name, Position and Country of Residence(1)	Principal Occupation(2)	Director Since	Number of Shares (3)
JOSEPH F. CONWAY (4)(5) Director Canada	President & Chief Executive Officer Repadre Capital Corp.	May 2000	NIL
PAUL CURTIS (5) Nominee Director South Africa	Senior Manager, Corporate Finance Gold Fields Limited	May 2001	NIL
WAYNE D. LENTON (4)(5) Director U.S.A.	Independent Mining Consultant	June 1995	25,700
HUGH C. MORRIS (4) Director Chairman of the Board Canada	Independent Mining Consultant	Janunary 1995	65,000
PAUL N. WRIGHT Director President and Chief Executive Officer Canada	President & Chief Executive Officer of the Company	March 1999	100,000

Notes:

(1) The information as to country of residence has been furnished by the respective nominees.

(2) The information as to occupation has been furnished by the respective nominees and includes occupations for the preceding five years unless the director was elected at a previous meeting of the shareholders and was shown as a nominee for election as a director in the Information Circular for that meeting.

(3) The information as to shares beneficially owned or over which a director exercises control or direction has been furnished by the respective directors individually. These numbers do not include any shares which may subsequently be acquired through the exercise of incentive stock options or share purchase warrants.

(4) Member of Compensation Committee.

(5) Member of Audit Committee.

EXECUTIVE COMPENSATION

The Company currently has three executive officers: Paul N. Wright, President and Chief Executive Officer; Earl W. Price, Vice President, Finance; and Dawn Moss, Corporate Secretary.

Compensation of Named Executive Officers

The following table sets forth all annual and long term compensation awarded, paid or earned for services in all capacities provided to the Company and its subsidiaries for the fiscal years ended December 31, 2001, 2000, and 1999 by the Chief Executive Officer ("CEO") of the Company, and by each of the Company's other two most highly compensated officers who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to Cdn. $100,000 or more in the last fiscal year (the "Named Executive Officers").

Summary Compensation Table [1]

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Paul N. Wright	2001	360,049	167,308[2]	Nil	375,000	Nil	Nil	Nil
President and Chief	2000	357,000	40,491[2]	Nil	Nil	Nil	Nil	6,750[4]
Executive Officer	1999	300,014	Nil	Nil	583,000	Nil	Nil	Nil
Robert G. Elton [3] Chief Financial Officer	2001	202,340	Nil	Nil	187,500	Nil	Nil	10,415[3] 407,765[3] 6,750[4]
	2000	263,925	32,393[2]	Nil	Nil	Nil	Nil	Nil
	1999	258,750	Nil	Nil	311,000	Nil	Nil	Nil
Earl W. Price	2001	153,814	50,228[2]	Nil	280,000	Nil	Nil	13,500[4]
Vice President, Finance	2000	140,000	13,446[2]	Nil	Nil	Nil	Nil	Nil
	1999	132,600	Nil	Nil	127,000	Nil	Nil	Nil

Notes:

(1) All figures are in Canadian dollars.

(2) From January 1, 2000 the Company has instituted a short-term incentive program which is extended to nine members of top and middle management, including mine-site management. The program provides for the Compensation Committee to set annual corporate and operational objectives as well as personal objectives for each qualifying employee. After each financial year end of the Company, the Compensation Committee will determine any bonus, which payable to each qualifying employee based on achievement of such objectives. The bonus, which is payable in the first quarter succeeding the financial year end of the Company, can range from 0 to 80% of base salary.

(3) Mr. Elton's position with the Company was terminated effective October 8, 2001. Upon termination, pursuant to Mr. Elton's Management Contract, he was paid a net severance of $407,765 and unpaid vacation pay of $10,415.

(4) The Company provides an RRSP contribution up to a maximum of 5% of the employee's base salary or 50% of the maximum tax-exempt limit allowed under government regulations. The contribution is matched to the employee's contribution.

Stock Option Grants for Named Executive Officers

The following table sets forth stock options granted to the Named Executive Officers during the financial year ended December 31, 2001.

Options Granted During the Financial Year Ended December 31, 2001 (1)

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Paul N. Wright	125,000	5.3%	$0.28	$0.28	July 11, 2006
	250,000	10.64%	$0.27	$0.27	October 24, 2006
Robert G. Elton (2)	187,000(2)	7.96%	$0.42	$0.42	June3, 2006
Earl W. Price	40,000	1.70%	$0.24	$0.24	July 31, 2001
	250,000	10.65%	$0.27	$0.27	October 24, 2006

Notes:

(1) All figures are in Canadian dollars.
(2) These options were cancelled on November 8, 2001 following Mr. Elton's termination from the Company.

Aggregated Options Exercised During the Financial Year Ended December 31, 2001 and Year End Option Values (1)

Name	Securities Acquired on Exercise #	Aggregate Value Realized	Unexercised Options at Financial Year-End Exercisable/Unexercisable	Value of Unexercised in-the-money Options/SARs at Financial Year-End ($) (2) Exercisable/Unexercisable
Paul N. Wright	nil	nil	1,078,000 / 0	nil / nil
Robert G. Elton (3)	nil	nil	nil / nil	nil / nil
Earl W. Price	nil	nil	482,000 / 0	nil / nil

Notes:

(1) The closing price of the Company's common shares on the TSE on December 29, 2001 was Cdn$0.27.

(2) Value calculated on closing price of the Company's shares on the TSE, less the exercise price.

(3) These options were cancelled on November 8, 2001 following Mr. Elton's termination from the Company.

Composition and Responsibility of the Compensation Committee

The Compensation Committee is responsible for establishing, reviewing and approving the Company's compensation policies and practices and for reviewing and approving the remuneration of the Company's senior management. The Compensation Committee is composed of three directors: Mr. Wayne Lenton, Mr. Joe Conway and Mr. Hugh Morris.

Report on Executive Compensation

Compensation Philosophy

The Company's principal goal is to create value for its shareholders. The Company's executive compensation philosophy is based on the objectives of linking the interests of the executive officers with both the short-and long-term interests of the Company, of linking executive compensation to the performance of the Company and the individual and of compensating executive officers at a level and in a manner that ensures the Company is capable of attracting, motivating and retaining individuals with exceptional executive skills.

The compensation of the Company's executive officers is composed of base salaries, stock options and a short term incentive plan and is intended to be competitive with the executive compensation offered by similar companies in the gold mining industry.

The mandate of the Compensation Committee is to review from time to time, as necessary or appropriate, the terms of employment of the Company's senior management, to meet at least two times per year to evaluate the performance of the Company's executive officers, to review the competitiveness and effectiveness of the Company's compensation plan, and to report to the Board the Committee's findings and recommendations.

Base Salary

To ensure that the Company will continue to attract and retain qualified and experienced executives, cash compensation is reviewed and adjusted annually, based on individual and corporate performance and compensation practices of similar companies in the gold mining industry.

Stock Options

The purpose of the Company's Stock Option Plan is to ensure that an incentive exists to maximize shareholder value by linking executive compensation to share price performance and to reward those executives making a long-term commitment and contribution to the Company. The Board of Directors has, in the past, established informal guidelines for the granting of options based on the seniority and the responsibilities of employees, and the responsibilities, achievements and day-to-day involvement of the officers and directors. Options granted under the Plan expire not later than the tenth anniversary of the date options were granted. Alternative vesting and terms are at the discretion of the Board of Directors.

Chief Executive Officer's 2001 Compensation

Mr. Paul Wright was appointed to the position of President and Chief Executive Officer on October 1, 1999. In determining Mr. Wright's base salary of Cdn$367,710 for 2001, the Compensation Committee reviewed industry surveys and public information regarding base salaries paid to chief executive officers of public companies in the gold mining industry of comparable size and complexity. The Committee also considered other factors such as Mr. Wright's responsibilities and contribution to business performance and the Company's overall past and anticipated future performance. As the Company's President and Chief Executive Officer, Mr. Wright's responsibilities include setting long-term strategic goals, supervising the Company's mining, development and exploration activities and selecting and managing an executive management group.

The foregoing Report on Executive Compensation is that of the Compensation Committee of the Board of Directors.

Compensation of Directors

In 1998 the Compensation Committee carried out a review of compensation of directors of public companies in Canada. This review covered compensation for attendance at meetings of the board of directors and committees, compensation for chairing of meetings of the board and its committees, allotment of stock options for directors, and reimbursement of all expenses properly and reasonably incurred by any director in the conduct of the Company's business or in the discharge of his duties as a director. Based on the results of that review, the Company adopted the following compensation schedule for the directors of the Company effective July 1, 1998:

Type of Service	Director Designation	Annual Retainer (Cdn$)	Fee (Cdn$)
Member of the Board of Directors	Inside Outside	Nil 10,000	N/A N/A
Attendance at Board Meetings	Inside Outside		Nil 750 per meeting
Attendance at Committee Meetings	Inside Outside		Nil 500 per meeting
Chairman, Board of Directors	Outside	50,000	N/A
Chairman, Committee	Inside Outside	Nil 2,500	N/A N/A
Incentive Stock Options	100,000 common share options		

In September 2001 the Company amended the directors compensation package. The following compensation schedule for directors became effective October 1, 2001:

Type of Service	Director Designation	Annual Retainer (Cdn$)	Fee (Cdn$)
Member of the Board of Directors	Inside Outside	Nil 5,000	N/A N/A
Attendance at Board Meetings	Inside Outside		Nil 750 per meeting
Attendance at Committee Meetings	Inside Outside		Nil 500 per meeting
Chairman, Board of Directors	Outside	25,000	N/A
Chairman, Committee	Inside Outside	Nil 2,500	N/A N/A
Incentive Stock Options	100,000 common share options		

Compensation payable to Mr. Wright for services rendered in 2001 is set out above under the heading "Compensation of Named Executive Officers". The following table sets forth compensation awarded or paid to or earned by the other directors of the Company for services in all capacities provided to the Company during the financial year ended December 31, 2001.

Name of Director	Directors' Compensation (Cdn$)	All Other Compensation Paid (Cdn$)	Options Granted	Exercise Price (Cdn$)	Date of Grant Expiry Date
Joseph Conway	17,875	Nil	100,000	0.27	Oct 25, 2001/Oct 24, 2006
Paul Curtis	11,833	Nil	100,000 100,000	0.43 0.27	May 30, 2001/May 29, 2006 Oct 25, 2001/Oct 24, 2006
Geoffrey Harden [(1)]	19,125	Nil	25,000	0.31	August 15, 2001/ August 15, 2006
Nicholas Holland [(2)]	4,250	Nil	Nil	N/A	N/A
Wayne D. Lenton	23,540	Nil	20,000 100,000 20,000	0.51 0.27 0.26	May 30, 2001/May 29, 2006 Oct 25, 2001/Oct 24, 2006 Dec 7, 2001/Dec 6, 2006
John L. May [(3)]	5,125	Nil	Nil	N/A	N/A
Hugh C. Morris	57,085	Nil	30,000	$0.51	May 30, 2001/May 29, 2006
John A. Munro [(4)]	12,000	Nil	Nil	N/A	N/A

Marion V. Shaw (5)	15,858	17,447	Nil	N/A	N/A
Paul N. Wright (6)	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Mr. Geoffrey Harden resigned from the Board of Directors effective October 1, 2001. Pursuant to the Company's Stock Option Plan all options granted to Mr. Harden terminated on November 1, 2001.

(2) Mr. Nicholas Holland resigned from the Board of Directors effective May 31, 2001. Pursuant to the Company's Stock Option Plan all options granted to Mr. Holland terminated on June 30, 2001.

(3) Mr. John May resigned from the Board of Directors effective October 1, 2001. Pursuant to the Company's Stock Option Plan all options granted to Mr. May terminated on November 1, 2001.

(4) Mr. John Munro resigned from the Board of Directors effective October 1, 2001. Pursuant to the Company's Stock Option Plan all options granted to Mr. Munro terminated on November 1, 2001.

(5) Ms. Marion Shaw is a Partner with the law firm of Bull, Housser &Tupper. Directors' Compensation Paid shows amounts paid to Bull, Housser & Tupper, for services rendered by Ms. Shaw as a Director. All Other Compensation Paid reflects amounts paid to Bull, Housser & Tupper for legal services rendered by its partners and employees. Ms. Shaw resigned from the Board of Directors effective October 1, 2001.

(6) Mr. Paul Wright is the President and CEO of the Company. As such Mr. Wright is a related director of the Company and receives no additional compensation for services rendered to the Board.

Performance Graph

The following chart compares the total cumulative shareholder return for Cdn. $100 invested in common shares of Eldorado with the total cumulative shareholder return of the TSE 300 Index and the total cumulative shareholder return of the TSE Gold Index for the period commencing December 31, 1995 and ending December 31, 2001.

PERFORMANCE CHART


CDN $
$250
$200
$150
$100
$50
$0
Dec 31 '95
Dec 31 '96
Dec 31 '97
Dec 31 '98
Dec 31 '99
Dec 31 '00
Dec 31 '01
ELD
TSE Gold Index
TSE 300 Index

EMPLOYMENT AGREEMENTS

Mr. Paul Wright entered into an employment agreement with the Company dated October 1, 1999. Under the terms of Mr. Wright's agreement, upon termination without cause Mr. Wright is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to three times his then-current annual salary and continuation of his benefits for 12 months after his termination. Mr. Robert Elton entered into an employment agreement with the Company dated March 24, 1999. Under the terms of Mr. Elton's agreement, upon termination without cause Mr. Elton is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to three times his then-current annual salary and continuation of his benefits for 12 months after his termination. Mr. Elton' position with the Company was terminated effective October 8, 2001. Mr. Earl Price entered into an employment agreement with the Company dated October 8, 2001. Under the terms of Mr. Price's agreement, upon termination without cause Mr. Price is entitled to receive any amounts owed in respect of vacation or sick leave and an amount equal to one and one-half years times his then-current annual salary and continuation of his benefits for 12 months after his termination.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

The aggregate amount of indebtedness to the Company as of March 31, 2002 of all current and former directors, officers and employees, excluding routine indebtedness, was nil. The following table contains information concerning indebtedness to the Company, excluding routine indebtedness, by directors and senior officers of the Company for the year ended December 31, 2001:

Name	Involvement of Issuer of Subsidiary	Largest Amount Outstanding During 1999	Amount Outstanding as at April 26, 2000
Robert G. Elton	Loan from Company [(1)]	Cdn$75,000	Cdn$75,000

Notes:

(1) The loan to Mr. Elton was a non-interest bearing loan of Cdn$75,000 to assist in paying income taxes associated with Mr. Elton's withdrawal as a partner of PricewaterhouseCoopers LLP. Repayment of the loan is due six months after termination of employment. The loan was re-paid in full upon Mr. Elton's termination.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this Management Proxy Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, no proposed management nominee for election as a director of the Company, no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons has had, within the last financial year prior to the date of this Management Proxy Circular, any material interest, direct or indirect, in any transaction which materially affected or could materially affect the Company or any of its subsidiaries.

DIRECTORS' AND OFFICERS' INSURANCE

The Company maintains liability insurance for its directors and officers providing coverage of US$20,000,000 per occurrence per policy year. Claims under the policy are subject to a deductible of US$250,000 per occurrence. The Company paid a premium of US$76,000 in 2001.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This disclosure statement refers to the guidelines for effective corporate governance set out in The Toronto Stock Exchange's Company Manual (the "TSE Guidelines"). The TSE Guidelines set out the principal responsibilities of a board of directors and the corporate governance principles to be followed by them. The following information highlights the structures and processes of corporate governance of the Company.

Mandate of the Board of Directors

At the Annual Meeting of shareholders, the shareholders elect directors to the Board to represent the interests of the shareholders with respect to the management of the Company. The Board is responsible for the stewardship of the Company and the enhancement of shareholder value.

The Board of Directors' mandate is to establish corporate goals and objectives for the Company, to formulate the strategies necessary to achieve such objectives, and to see to it that the Company's senior management implements those objectives. The Board of Directors has established an administrative procedure that prescribes rules governing the approval of transactions carried out in the course of the Company's operations, the delegation of authority and the signing or execution of documents on behalf of the Company. All major acquisitions, dispositions, and investments, as well as financing and significant matters outside the ordinary course of the Company's business are subject to approval by the Board of Directors.

Composition of the Board of Directors

The Board is currently composed of five directors, one of whom is a nominee of Gold Fields Limited, which holds 29.59% of the Company's outstanding shares. Applying the criteria established in the TSE Guidelines, four of the Directors are unrelated directors and one, Mr. Wright, the President and Chief Executive Officer of the Company, is a related director.

The members of the Board of Directors have been chosen on the basis of their skill, expertise and experience in the international gold mining industry and other businesses as well as their ability to actively contribute on the broad range of issues with which the Board of Directors must deal.

Board Effectiveness

At its regularly scheduled meetings, the Board reviews on an on-going basis management's significant operational plans, initiatives and activities, as well as systems related to the identification and control of principal business risks. Board members also meet as necessary between regularly scheduled meetings to deal with extraordinary matters, and attend special strategic discussion sessions from time to time. Board meetings are occasionally held at the sites of the Company's operations to give Directors additional insight into the business and operations of the Company. Management provides the Board with a comprehensive package of relevant materials in advance of each meeting.

Committees of the Board of Directors

The Board of Directors has established and provided mandates for two committees, being the Audit and Compensation Committees.

Audit Committee

The Audit Committee is composed of three unrelated directors including a nominee director of Gold Fields Limited. The Committee is responsible for reviewing the annual and quarterly financial statements and attachments with management and the Company's auditors, and for the review of any reports, opinions or significant transactions in connection with the financial statements of the Company. It is also responsible for ensuring that the Company's management has designed and implemented an effective system of internal financial controls, for reviewing and reporting on the integrity of the consolidated financial statements of the Company, and for ensuring compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and the disclosure of material facts. The Committee also reviews the appropriateness and effectiveness of the Company's policies and business practices which have an impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management. The Audit Committee met five times in 2001.

Compensation Committee

The Compensation Committee is composed of three unrelated directors. The Committee is responsible for making recommendations to the Board of Directors concerning human resources and compensation policies and guidelines for the Company, and for implementing and overseeing human resources and compensation policies approved by the Board of Directors. In addition, it is responsible for the annual review and approval of the Chief Executive Officer's compensation, the Chief Executive Officer's recommendations for the senior executives' compensation, and the Chief Executive Officer's and the senior executives' performance objectives. The Compensation Committee also reviews periodically the appropriateness and form of the compensation of directors. The Compensation Committee met four times in 2001.

Corporate Governance

The Corporate Governance Committee disbanded effective October 1, 2001. The Board of Directors has the mandate to develop and oversee the Company's corporate governance policies and practices, to review candidates for election as directors and to recommend nominees for election at the Company's annual general meeting, to propose appointees to the Board Committees, to review the Company's succession plan for the Chief Executive Officer and senior management, to review and report bi-annually to the Board the results of an assessment of the Board's performance, and to review and approve the Terms of Reference for all Board Committees.

Environmental, Health and Safety

The Environmental, Health and Safety Committee disbanded effective October 1, 2001. The Board of Directors is responsible for recommending actions for development programs and procedures to ensure that the principles set out in the Company's environmental, Health and Safety practices are adhered to and achieved, and to propose changes in the Company's practices from time to time as may be warranted to keep pace with environmental, health and safety trends or developments in the mining industry.

Shareholder Communications

The Company maintains a shareholder communications program that is designed to ensure on-going communications with shareholders. Inquiries receive a prompt response, either from the President and Chief Executive Officer or from an appropriate officer of the Company. The Board of Directors is kept informed of any material issues of concern to shareholders and provides direction for action as needed.

Compliance with TSE Corporate Governance Guidelines

To enhance disclosure to shareholders, the Company's corporate governance practices in relation to each of the TSE's 14 guidelines are specifically set out below.

1. *The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship, should assume responsibility for the following matters:*

(a) *adoption of a strategic planning process*

The Board of Directors annually reviews and approves the strategic plan of the Company, monitors management's success in implementing the strategies set out in the plan, and provides guidance and judgement to changes in the strategic plan.

(b) *the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;*

The Board has identified with management the areas of principal risk of the Company in order to ensure that there are systems in place to effectively monitor and manage business risks, particularly relating to gold and foreign currency fluctuations, environmental, health and safety issues, and insurance coverage.

(c) *succession planning, including appointing, training and monitoring senior management;*

The Company has strenuously reduced costs and the size of its managerial and administrative staff in response to lower prices for gold. Under these circumstances, it is difficult to plan for succession for all senior managers from within its ranks.

(d) *a communications policy for the corporation;*

The Board is mindful of and ensures accurate, timely disclosure and frequent communication with shareholders and the public. The Board is kept informed of any material issue of concern to shareholders and provides direction as required.

(e) *the integrity of the corporation's internal control and management information systems.*

The Audit Committee acts on behalf of the Board in monitoring internal accounting controls and the business conduct of the Company. It regularly reviews matters relating to the financial position of the Company in order to provide reasonable assurances that the Company is in compliance with applicable laws and regulations and is conducting its affairs ethically, and that effective controls are maintained. The Board of Directors is responsible for reviewing and approving corporate environmental, health & safety policies and practices and ensuring that appropriate management systems are in place.

2. *The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.*

Currently, there are five directors on the Board of Directors consisting of the Chief Executive Officer of the Company and four unrelated directors, including one nominee director of the Company's major shareholder, Gold Fields Limited.

3. *The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder.*

On an on-going basis, Board members ensure that any potential business conflicts are declared and such Board members will absent themselves from dealing with any related matters or issues. The Board has a majority of unrelated directors.

4. *The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an on-going basis.*

Nominees to the Board are proposed by Members of the Board of Directors. The Board assesses directors and the overall performance of the Board on an on-going basis.

5. *Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.*

The Board regularly assesses its own performance and the effectiveness and contributions of its directors. This is accomplished through the mechanism of a confidential questionnaire completed by the members of the Board bi-annually. The results of the questionnaire are tabulated and recommendations are made to the Board for changes arising out of the responses.

6. *Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.*

The Company ensures the orientation and continuing education of directors by management presentations, site visits to its operations and other means.

7. *Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate a program to reduce the number of directors to a number which facilitates more effective decision-making.*

The size of the Board is reviewed by the directors as part of the performance review described in 5 above. The Board is of the opinion that its current size provides the necessary range of experience, while still permitting effective decision-making.

8. *The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.*

The Compensation Committee periodically reviews the adequacy of directors' compensation, and the composition of the directors' compensation package.

9. *Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee may include one or more inside directors.*

All Board Committees are composed of unrelated directors.

10. *Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.*

The Board of Directors is responsible for developing and overseeing the Company's corporate governance practices.

11. *The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.*

The Board has approved position descriptions for its Chairman and for the Company's President and Chief Executive Officer, and sets corporate objectives to be reached by management. The Company has also adopted Terms of Reference for the roles of Directors and the Board.

12. *Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.*

The position of Chairman of the Board of the Company is separate from that of the CEO. The incumbent Chairman is not a member of the Company's management.

13. *The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal controls. While it is management's responsibility to design and implement an effective system of internal controls, it is the responsibility of the audit committee to ensure that management has done so.*

The Audit Committee is composed entirely of unrelated directors. Its duties and responsibilities are set out in its Terms of Reference, which are reviewed bi-annually by the Audit Committee and by the Corporate Governance Committee of the Board. These responsibilities include oversight responsibility for management reporting on internal controls and to ensure that management has developed and implemented an effective system of internal controls. The Audit Committee has direct communication with the external and internal auditors and regularly meets in-camera with each.

14. *The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.*

Individual directors of the Company are able to engage an outside advisor at the Company's expense in order to assist an individual director in fulfilling his or her responsibilities. The engagement and payment by the Company for the services of an outside advisor to an individual director or directors is approved by senior management.

APPOINTMENT OF AUDITORS

Unless otherwise specified by the shareholder, the persons named in the accompanying Proxy intend to vote the common shares represented by the Proxy for the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British

Columbia, Canada as auditors of the Company and to authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP of Vancouver and its predecessors have been the auditors of the Company since 1992.

AMENDMENT OF BY-LAW NO. 1

The Company is governed by the *Canada Business Corporations Act* together with the regulations thereto (the "CBCA" or the "Act"). Until very recently, the CBCA had not undergone any major reforms since its enactment in 1975. Effective November 24, 2001, the Act has been extensively amended to render its provisions consistent with current business practice, to clarify the wording in certain provisions and to implement numerous technical changes.

By-Law No. 1 of the Company, which regulates the business and affairs of the Company is proposed to be amended to the extent considered appropriate by the Board to reflect the amendments to the provisions of the Act that are also the subject matter of By-Law No. 1, to clarify wording of certain provisions, to reflect current corporate practice and to effect other changes.

By-Law No. 1 is reproduced as Schedule "A" to this Circular in its entirety and as Schedule "B" in a form that shows both the original and amended language. The most significant amendments are described below, but shareholders are urged to read the amended By-Law No. 1 in its entirety.

The CBCA has been amended to reduce the percentage of Canadian directors required for a CBCA corporation and the percentage of Canadian directors required to transact the business of a corporation at a meeting. It has also been amended to remove Canadian residency requirements for committees of the board. By-Law No. 1 has been amended to reflect these changes.

A number of the amendments to the Act relate to electronic communication. The Act now contemplates the utilization of electronic documents, the execution of documents by electronic signature, the giving of notice electronically and the possibility that shareholders may participate in and vote at meetings of shareholders electronically. By-Law No. 1 has been amended to reflect these concepts. Subject to complying with the requirements of securities regulatory authorities, it is now open to a corporation to satisfy, by electronic means, its obligation to deliver documents to shareholders who elect to utilize this means of communication.

A number of amendments have been made to the Act that relate to changes in procedures related to shareholder meetings including the timing of annual meetings, record dates and notice periods. By-Law No. 1 has been amended to reflect these changes.

Amendments have been made to the Act in respect of the standard of care. The Act now provides a broad reasonable due diligence defence for certain provisions in the Act which directors have personal liability. Certain changes have been made to By-Law No. 1 to recognize the due diligence defence. In addition, significant amendments have also been made to the provisions of the Act permitting the indemnification of directors and officers of a corporation and any body corporate in which the corporation had a shareholding or other financial interest. The statutory indemnification rules now permit a corporation to indemnify a director or officer, or a person acting in a similar capacity, of any body corporate, partnership, a trust or joint venture or other entity and the requirement that the corporation have a shareholding or other financial interest in that entity has been removed. In recognition of the inequity requiring a director or officer to bear the sometimes staggering legal expenses of an enquiry pending a final adjudication which may take years, the CBCA now expressly allows a corporation to advance funds to a director or officer to defray the costs and expenses of that individual's involvement in proceedings. The beneficiary of these advances must repay them if it is determined, in the case of civil proceedings, that he or she did not have good reason to believe that his or her conduct was in compliance with the Act. It was unclear under the former provisions of the CBCA whether indemnification extended to investigative proceedings. The Act has been clarified in this regard and the requirement that the director or officer be substantially successful on the merits of his or her defence of the action or proceeding has been amended to take into account that in an investigative proceeding, the matter may never reach the stage of being decided on the merits.

Also, the CBCA no longer restricts the right of a corporation to purchase liability insurance relating to liabilities arising from the insured's fulfilment of his or her fiduciary duties towards the corporation or acting as a director or officer at the request of the corporation. When and under what circumstances insurers are prepared to provide directors' and officers' insurance is now left to the market.

Article 7 of By-Law No. 1, which previously followed the old statutory provisions for indemnification and insurance, has been amended and now closely follows the new statutory provisions.

Shareholders are being asked to consider and vote upon a resolution to amend By-Law No. 1 as follows:

"BE IT RESOLVED THAT:

1. The Company's By-Law No. 1 is hereby amended to read as indicated in Schedule "A" of the Management Proxy Circular furnished in respect to the Annual General Meeting of shareholders of the Company to be held May 29, 2002.

2. Any officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer's sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution."

(the "By-Law Amendment Resolution")

Passage of the By-Law Amendment Resolution will require approval by a majority of the votes cast on the matter at the Meeting. Unless otherwise instructed the Management Nominees named in the enclosed form of Proxy will vote "FOR" the By-Law Amendment Resolution.

SHAREHOLDER RIGHTS PLAN RECONFIRMATION

The Company is party to a Shareholder's Rights Plan Agreement dated as of November 14, 1996 (the "Rights Plan"). Section 6.16 of the Rights Plan provides, inter alia, that: "*the Company shall request the reconfirmation of this Agreement at a meeting of the holders of voting shares to be held later (sic) than the date on which the annual meeting of holders of voting shares to be held in the year 2002 terminates*". It is considered that the word "*not*" was typographically omitted and hence the deadline for reconfirmation of the Rights Plan is the 2002 Annual General Meeting of the Company. The Rights Plan further provides that in the event the Rights Plan is not reconfirmed at such meeting by a majority of the votes cast that the Rights Plan shall terminate. If the Rights Plan is not reconfirmed, it will be of no further force and effect. If reconfirmed, the Rights Plan will remain in effect until the expiration of the Plan on November 19, 2006, unless terminated earlier.

The Board of Directors has determined that the Rights Plan is in the best interests of the Company and its Shareholders and unanimously recommends that Shareholders vote in favour of reconfirmation of the Rights Plan. The Company has been advised that the directors and senior officers of the Company intend to vote all Common Shares held by them in favour of the Rights Plan Resolution.

Shareholders are being asked to consider and vote upon a resolution to reconfirm the Rights Plan as follows:

"BE IT RESOLVED THAT:

1. The Company's Shareholders Rights Plan Agreement dated as of November 14, 1996 is hereby reconfirmed.

2. Any officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer's sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution."

(the "Rights Plan Reconfirmation Resolution")

Passage of the Rights Plan Resolution will require approval by a majority of the votes cast on the matter at the Meeting. Unless otherwise instructed the Management Nominees named in the endorsed form of Proxy will vote "FOR" the Rights Plan Reconfirmation Resolution.

The terms of the Rights Plan are summarized below, and the complete text of the Rights Plan is set out in Schedule C hereto.

The following description of the Characteristics and terms of the Rights Plan generally is qualified in its entirety by reference to the complete text of the Rights Plan which accompanies this Management Proxy Circular as Schedule C. All capitalized terms used but not defined in these summaries are defined in the Rights Plan.

Background to the Rights Plan

The Rights Plan was designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. It was also designed to provide the Board of Directors of the Company with sufficient time, in the event of a public take-over bid or tender offer for the Common Shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell their Common Shares with the best opportunity to realize the maximum sale price for their Common Shares. In addition, with sufficient time, the Board of Directors would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The need for time is paramount if there is to be any real ability on the part of the directors to consider these alternatives.

The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company but rather to facilitate the maximization of shareholder value should anyone seek to acquire control. Furthermore, it was designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of all Common Shares and to provide a framework within which shareholders can make a fully informed decision regarding any such offer, within a reasonable time frame, having regard for the possibility that alternatives could be forthcoming which may enhance shareholder value.

Potential Advantages of the Rights Plan

The Board of Directors believes that the Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders, on an equal basis, regardless of the size of their holdings.

In addition, the Board of Directors believes that under the current rules relating to take-over bids and tender offers in Canada there may not be sufficient time for the directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value. Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days. Accordingly, the directors believe the Rights Plan continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to take-over bids or tender offers.

The Board of Directors continues to believe that the Rights Plan will not adversely limit the opportunity for shareholders to dispose of their Common Shares through a take-over bid or tender offer which provides fair value to all shareholders. The directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer for Common Shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Reconfirmation of the Rights Plan is not sought in response to or in anticipation of any pending or threatened take-over bid or offer for the Common Shares of the Company. Other than as disclosed in this Management Proxy Circular, the Board of Directors does not have any current intention of implementing any other proposal having an anti take-over effect.

Potential Disadvantages of the Rights Plan

Because the Rights Plan may increase the price to be paid by an acquiror to obtain control of the Company and may discourage certain transactions, adoption of the Rights Plan may reduce the likelihood of a take-over bid being made for the outstanding Common shares of the Company. Accordingly, the Rights Plan may deter some take-over bids that shareholders might wish to receive.

Summary of the Rights Plan Characteristics

The Rights Plan has a Permitted Bid feature that allows a take-over bid to proceed in the face of the Rights Plan provided it meets certain minimum standards of fairness and disclosure, even if the Board of Directors does not support the bid. The Rights Plan does not require a special shareholders' meeting to be called to approve a Permitted Bid.

Upon a person or related group making a Take-over Bid, or acquiring Beneficial Ownership of 20% or more of the outstanding Voting Shares, other than through certain "Permitted Acquisitions" (as discussed below) including a Permitted Bid or Competing Permitted Bid, or on terms otherwise approved by the Board of Directors, the Rights entitle their holders (other than the acquiror) to acquire Voting Shares at a 50% discount from the then prevailing market price, with the result that the acquiror may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a Take-over Bid for all outstanding Voting Shares made to all Voting Shareholders other than the offerer by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below). The "permitted bid" concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board of Directors sufficient time to evaluate the Permitted Bid or Competing Permitting Bid.

The Rights Plan does not require that a special meeting of shareholders be called to approve a Permitted Bid or Competing Permitted Bid. Instead, shareholders who favour the bid indicate their approval simply by tendering their Common Shares. To qualify as a Permitted or Competing Bid, Independent Shareholders musttender shares representing more than 50% of the voting Shares held by the Independent Shareholders outstanding by the end of the minimum initial tender period of 75 days, In addition, the bid must permit Voting Shares so tendered to be withdrawn until taken up and paid for and must provide that, if a sufficient number of Voting Shares are tendered to meet the above threshold, a public amendment of that fact will be made and the bid left open for additional deposit for at least 10 business days from the date of the announcement. The initial tender of Common Shares by a shareholder pursuant to a bid acts as a surrogate for the costly and cumbersome process of requiring a shareholder vote at a special shareholders' meeting. Of course, the Board of Directors may call a shareholders' meeting at any time should it believe that a meeting would be beneficial to the shareholders.

The Rights Plan does not in any way detract from or lessen the duty of the Board of Directors to act honestly and in good faith in the best interests of the Company and to consider an offer in accordance with that duty. It is not the intention of the Board of Directors to secure the continuance of existing directors or officers in office to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board of Directors or of any director. The proxy mechanism of the *Canada Business Corporations Act* is not affected by the Rights Plan, and a shareholder may use his statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding Common Shares to requisition the Board of Directors to call a meeting of shareholders.

Pursuant to the role of the Board of Directors to negotiate in the best interests of the Company and to ensure the opportunity for any prospective acquiror to negotiate in good faith with the Board of Directors, the Rights may be redeemed by the Board within 10 Business Days following the announcement of a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid or the occurrence of any transaction in which 20% or more of the outstanding Common Shares have been accumulated by an acquiror or group other than through Permitted Acquisitions (i.e. "Flip-in Event"). In addition, until the occurrence of a Flip-in Event, the Board of Directors may determine to waive the application of the provisions of the Rights Plan to any transaction that would otherwise be subject to those provisions, however, if they do they must waive the application of the Rights Plan to any other Take-over Bid then in effect or made prior to the public announcement of such transaction.

If a bidder does not wish to make a Permitted Bid or Competing Permitted Bid, he can negotiate with and seek prior approval of the Board of Directors to make an offer on terms which the Board of Directors considers fair to all shareholders. In such circumstances, the Board of Directors may redeem the Rights or waive the application of the Rights Plan and allow the offer to proceed without dilution to the bidder.

AMENDMENT OF SHAREHOLDERS RIGHTS PLAN

The Rights Plan provides for an "Exercise Price" of "$25.00" which was apparently based on a 2½ times multiple of the trading price of the Company's Common Shares as at the date the Rights Plan was entered into. Such Exercise Price has the effect, under the Rights Plan, of requiring shareholders who may wish to avail themselves of the protective features available under the Rights Plan, to purchase far more shares then would be required to effect the desired protection. Accordingly, it is proposed that the Rights Plan be amended by amending the "Exercise Price" from $25.00 to $4.00. Amendment of the Rights Plan is subject to Toronto Stock Exchange approval and, pursuant to Section 6.4(b) of the Rights Plan, amendment of the Rights Plan requires approval by a majority of the votes cast by Independent Shareholders, as defined in the Rights Plan, present or represented at and entitled to be voted at a meeting of the holders of Voting Shares.

Pursuant to Section 1.1(ah) of the Rights Plan, Independent Shareholders is defined as follows:

"Independent Shareholders" means holders of outstanding Voting Shares, other than:

(i) any Acquiring Person;

(ii) any Offeror;

(iii) any Affiliate or Associate of any Acquiring Person or Offeror;

(iv) any Person acting jointly or in concert with any Acquiring Person or Offeror, or with any Affiliate or Associate of any Acquiring Person or Offeror; and

(v) any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or directed whether the Voting Shares are to be tendered to a Take-Over Bid."

Provided the Rights Plan is reconfirmed by the Shareholders, at the meeting, the Independent Shareholders are being asked to consider and vote upon a resolution to amend the Rights Plan as follows:

"BE IT RESOLVED THAT:

1. The "Exercise Price" under the Company's Shareholder Rights Plan Agreement dated as of November 14, 1996 be amended from "25.00" to "$4.00" effective immediately.

2. Any officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such officer, in such officer's sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution."

(the "Rights Plan Amendment Resolution")

Unless otherwise instructed the Management Nominees named in the endorsed form of Proxy will vote "FOR" the Rights Plan Amendment Resolution.

SHAREHOLDERS PROPOSALS

Pursuant to Section 137 of the CBCA, any notice of a shareholder proposal intended to be raised at the 2003 Annual meeting of Shareholders of the Company must be submitted to the Company at its registered office, to the attention of the Secretary, on or before January 24, 2003, to be considered for inclusion in the management proxy circular and statement for the 2003 Annual Meeting of Shareholders.

It is the position of the Company that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

PARTICULARS OF OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters should properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote upon such matters in accordance with their best judgment.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Company will provide to any person or company, upon request to its Corporate Secretary, a copy of:

(a) its latest annual information form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(b) its latest Prospectus, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference;

(c) its comparative financial statements for the year ended December 31, 2001, together with the report of its auditors thereon, contained in its annual report and any interim financial statements filed subsequent thereto; and

(d) its Management Proxy Circular for its last Annual Meeting of Shareholders.

DIRECTORS' APPROVAL

The contents of this Management Proxy Circular and the sending thereof to the shareholders have been approved by the Board of Directors of the Company.

No person is authorized to give any information or to make any representation in respect of the matters addressed herein other than those contained in this Management Proxy Circular and, if given or made, such information must not be relied upon as having been authorized.

DATED at Vancouver, British Columbia, this 25th day of April, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

PAUL N. WRIGHT
PRESIDENT & CHIEF EXECUTIVE OFFICER

SCHEDULE A

BY-LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of ELDORADO GOLD CORPORATION

CONTENTS

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION ONE
INTERPRETATION

1.01 DEFINITIONS -- In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the *Canada Business Corporations Act* together with the regulations thereto, and any statute or regulation that may be substituted therefor, in each case as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles attached to the certificate of arrangement of the Corporation as from time to time amended or restated;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"cheque" includes a draft;

"Corporation" means the corporation incorporated by certificate of arrangement under the Act and named "ELDORADO GOLD CORPORATION";

"documents" includes

(a) deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable;

(b) agreements, instruments, certificates, releases, and receipts and discharges for the payment of money or other obligations;

(c) certificates evidencing, and conveyances, transfers and assignments of, shares, share warrants, options, bonds, debentures or other securities; and

(d) all other paper writings of the Corporation;

"electronic document" means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

"information system" means the system used to generate, send, receive, store or otherwise process an electronic document;

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada);

"ordinary resolution" means a resolution passed by a majority of the votes cast by the shareholders who voted in respect of that resolution or signed by all of the shareholders entitled to vote on that resolution;

"recorded address" means in the case of a shareholder his or her address as recorded in the securities register, and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation;

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.04 or by a resolution passed pursuant thereto;

"special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

"special resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution;

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; and words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01 REGISTERED OFFICE -- The registered office of the Corporation shall be at the place within Canada from time to time specified in the articles and at such location therein as the board may from time to time determine.

2.02 CORPORATE SEAL -- Until changed by the board, the corporate seal of the Corporation shall be in the form impressed hereon.

2.03 FINANCIAL YEAR -- Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year.

2.04 EXECUTION OF DOCUMENTS – Any document or class of documents that requires the signature of the Corporation shall be signed:

(a) in the manner and by such individual as shall have been authorized by resolution of the board to sign such document or such class of document; or

(b) in the absence of any such resolution, by one of the following: chairman of the board, director, president, chief operating officer, vice-president, secretary or treasurer or the holder of any other office created by by-law or by resolution of the board;

and when so signed shall be binding upon the Corporation without further act of formality. Except as otherwise provided herein, the signature of any individual authorized to sign on behalf of the Corporation may, if specifically authorized by resolution of the board, be written, printed, or otherwise mechanically or electronically reproduced as contemplated by the Act. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board. Any signing officer may, but need not, affix the corporate seal, if there is one, to any instrument.

2.05 BANKING ARRANGEMENTS -- The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06 VOTING RIGHTS IN OTHER BODIES CORPORATE -- The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

SECTION THREE
BORROWING AND SECURITIES

3.01 BORROWING POWER -- Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 DELEGATION -- The board may from time to time delegate to a committee of the board, one or more directors or officers of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

SECTION FOUR
DIRECTORS

4.01 NUMBER OF DIRECTORS AND QUORUM -- Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. Subject to sections 4.07 and 4.08, and notwithstanding any vacancy among the directors, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the number of directors elected at the last shareholders meeting at which directors were elected or such greater number of directors as the board may from time to time determine.

4.02 QUALIFICATION -- No person shall be qualified for election as a director if he or she is less than 18 years of age; if he or she is of unsound mind and has been so found by a court in Canada or elsewhere; if he or she is not an individual; or if he or she has the status of a bankrupt. A director need not be a shareholder. Except as otherwise specifically required and so long as required by the Act, at least twenty-five percent of the directors shall be resident Canadians and at least two directors shall not be officers or employees of the Corporation or its affiliates.

4.03 ELECTION AND TERM -- The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, if a minimum and maximum number of directors is authorized, be the number of directors then in office unless the directors or the shareholders otherwise determine or shall, if a fixed number of directors is authorized, be such fixed number. Where the shareholders adopt an amendment to the articles to increase or, subject to the Act, decrease the number or minimum or maximum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the number of directors authorized by the amendment. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. If the articles so provide, the directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

4.04 REMOVAL OF DIRECTORS -- Subject to the Act, the shareholders may by resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.05 VACATION OF OFFICE -- A director ceases to hold office when he or she dies; he or she is removed from office by the shareholders; he or she ceases to be qualified for election as a director, or his or her written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.06 VACANCIES -- Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum number of directors specified in the articles or from a failure of the shareholders to elect the number or minimum number of directors required by the articles. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number or minimum number of directors, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If such directors fail to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.07 ACTION BY THE BOARD -- The board shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to section 4.08, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Resolutions signed in lieu of a meeting may be signed in two or more counterparts which together shall be deemed to constitute one resolution in writing. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.08 MEETING BY COMMUNICATION FACILITY -- If all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other during the meeting, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.09 PLACE OF MEETINGS -- Meetings of the board may be held at any place in or outside Canada.

4.10 CALLING OF MEETINGS -- Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the president, the secretary or any two directors may determine.

4.11 NOTICE OF MEETING -- Notice of the time and place of each meeting of the board shall be given in the manner provided in section 12.01 to each director not less than 48 hours (excluding any part of a non-business day) before the time of the meeting, except that notices sent by mail shall be sent not less than five days before the day of the meeting, save that no notice of a meeting shall be necessary if all the directors are present or if those absent waive notice of or otherwise signify in writing their consent to the holding of such meeting, either before or after such meeting. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor or appoint additional directors;

(c) issue securities or shares of a series except in the manner and on the terms authorized by the board;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation;

(f) pay a commission for the sale of shares;

(g) approve a management proxy circular or a takeover bid circular or a directors' circular;

(h) approve a take-over bid circular or directors' circular;

(i) approve any annual financial statements; or

(j) adopt, amend or repeal by-laws.

4.12 FIRST MEETING OF NEW BOARD -- Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.13 ADJOURNED MEETING -- Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting are announced at the original meeting.

4.14 REGULAR MEETINGS -- The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.15 CHAIRMAN -- The Chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, president or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairman. If the secretary is absent, the chairman shall appoint some person, who need not be a director, to act as secretary of the meeting.

4.16 VOTES TO GOVERN -- At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

4.17 CONFLICT OF INTEREST -- A director or officer who is a party to, or who is a director or officer or individual acting in a similar capacity of, or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

4.18 REMUNERATION AND EXPENSES -- The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FIVE
COMMITTEES

5.01 COMMITTEE OF DIRECTORS -- The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise.

5.02 TRANSACTION OF BUSINESS -- Subject to the provisions of section 4.08, the powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Resolutions signed in lieu of a meeting may be signed in two or more counterparts which together shall be deemed to constitute one resolution in writing. Meetings of such committee may be held at any place in or outside of Canada.

5.03 AUDIT COMMITTEE -- The board shall elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

5.04 ADVISORY BODIES -- The board may from time to time appoint such advisory bodies as it may deem advisable.

5.05 PROCEDURE -- Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION SIX
OFFICERS

6.01 APPOINTMENT -- The board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a chief executive officer, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this bylaw and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.02 and 6.03, an officer may but need not be a director and one person may hold more than one office.

6.02 CHAIRMAN OF THE BOARD -- The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to him or her any of the powers and duties that are by any provisions of this by-law assigned to the president, and he or she shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his or her duties shall be performed and his or her powers exercised by the president.

6.03 PRESIDENT -- If appointed, the president shall, subject to the authority of the board, have general supervision of the business of the Corporation; and he or she shall have such other powers and duties as the board may specify.

6.04 VICE-PRESIDENT -- A vice-president shall have such powers and duties as the board may specify.

6.05 SECRETARY -- The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he or she shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he or she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he or she shall have such other powers and duties as the board may specify.

6.06 TREASURER -- The treasurer shall keep or cause to be kept proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he or she shall render to the board whenever required an account of all his or her transactions as treasurer and of the financial position of the Corporation; and he or she shall have such other powers and duties as the board or the chief executive officer may specify.

6.07 POWERS AND DUTIES OF OTHER OFFICERS -- The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

6.08 VARIATION OF POWERS AND DUTIES -- The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.09 TERM OF OFFICE -- The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract or in law. Otherwise each officer appointed by the board shall hold office until his or her successor is appointed, or until his or her earlier resignation.

6.10 TERMS OF EMPLOYMENT AND REMUNERATION -- The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time.

6.11 CONFLICT OF INTEREST -- An officer shall disclose his or her interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with section 4.17.

6.12 AGENTS AND ATTORNEYS -- The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management, administration or otherwise (including the power to sub-delegate) as may be thought fit.

6.13 FIDELITY BONDS -- The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

SECTION SEVEN
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 TRANSACTIONS WITH THE CORPORATION – No director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable or invalid for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement, except in all cases as otherwise provided in the Act.

7.02 CONTRACTS ON BEHALF OF THE CORPORATION -- Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

7.03 LIMITATION OF LIABILITY -- Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the limitations in the Act, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer, employee or agent of the Corporation, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto.

7.04 INDEMNITY -- Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual, under the Act or otherwise, to the full extent permitted by law, the Corporation:

(a) shall indemnify each director or officer or former director or officer of the Corporation and each other individual who acts or has acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity, (and each such individual's respective heirs and personal representatives) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

    (i) the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

    (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful; and

(b) may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection 7.04(a) hereof.

Notwithstanding the foregoing, any such indemnity of an individual referred to in subsection 7.04(a) hereof, or advance moneys as contemplated in subsection 7.04(b) hereof, in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the Corporation or other entity as described in subsection 7.04(a) hereof against all costs, charges and expenses reasonably incurred by the individual in connection with such action, shall be subject to approval of the Court.

7.05 INDEMNITIES NOT LIMITING -- The provisions of Section 7 shall be in addition to and not in substitution for or limitation of, any rights, immunities and protections to which a person is otherwise entitled.

7.06 INSURANCE -- Subject to the provisions of the Act, the Corporation may purchase and maintain insurance for the benefit of any individual referred to in subsection 7.04(a) hereof against any liability incurred by the individual (a) in that individual's capacity as a director or officer of the Corporation; or (b) in that individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or has acted in that capacity at the Corporation's request.

SECTION EIGHT
SHARES

8.01 ALLOTMENT -- Subject to the Act and the articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 COMMISSIONS -- The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 **REGISTRATION OF TRANSFERS** -- Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act made thereon or delivered therewith, duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, and upon payment of all applicable taxes and any reasonable fee, not to exceed $3.00, prescribed by the board.

8.04 **TRANSFER AGENTS AND REGISTRARS** -- The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his or her functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

8.05 **NON-RECOGNITION OF TRUSTS** -- Subject to the provisions of the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.06 **SECURITY CERTIFICATES** -- Every security holder of the Corporation shall be entitled, at his or her option, to a security certificate, or to a non-transferable written certificate of acknowledgement of his or her right to obtain a security certificate. Every share certificate shall state the number and class or series of shares held by him or her as shown on the securities register. Security certificates shall be in such form as the board may from time to time approve. Any security certificate shall be signed by an officer or director authorized by resolution of the Board in accordance with section 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing securities in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar or an individual on their behalf. The signature of one of the signing officers or, in the case of a certificate which is not valid unless countersigned by or on behalf of a transfer agent and/or registrar or an individual on their behalf, and in the case of a certificate which does not require a manual signature under the Act, the signatures of signing officers may be printed or otherwise mechanically reproduced thereon. Every such signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose reproduced signature appears thereon no longer holds office at the date of issue of the certificate.

8.07 REPLACEMENT OF SHARE CERTIFICATES -- The board or any officer or agent designated by the board may in its, his or her discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated, or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, not to exceed $3.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.08 JOINT SHAREHOLDERS -- If two or more persons are registered as joint holders of any security, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such security.

8.09 DECEASED SHAREHOLDERS -- In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.10 RESTRICTION ON INFORMATION DISCLOSED -- Except as required by law or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

SECTION NINE
DIVIDENDS AND RIGHTS

9.01 DIVIDENDS -- Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. Dividend may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 DIVIDEND CHEQUES -- A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his or her recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03 NON-RECEIPT OF CHEQUES -- In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04 RECORD DATE FOR DIVIDENDS AND RIGHTS -- The board may fix in advance a date, preceding by not more than sixty days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05 UNCLAIMED DIVIDENDS -- Subject to applicable law, any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.06 INTEREST; FRACTIONS -- No dividend or other distribution shall bear interest against the Corporation. Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.

9.07 FRACTIONAL SECURITY OR PROPERTY -- If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the board or may carry out the distribution and adjust the rights of the shareholders on any basis the board considers appropriate.

9.08 LIEN FOR INDEBTEDNESS – If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.

SECTION TEN
MEETINGS OF SHAREHOLDERS

10.01 ANNUAL MEETINGS -- The annual meeting of shareholders shall be held at such time in each year, provided it is held not later than fifteen months since the last preceding annual meeting but no later than six months after the end of the Corporation's preceding financial year, and, subject to section 10.03, at such place as the board, the chairman of the board or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

10.02 SPECIAL MEETINGS -- The board, the chairman of the board or the president shall have power to call a special meeting of shareholders at any time.

10.03 PLACE OF MEETINGS -- Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree or are deemed to agree as provided in the Act, at some place outside Canada.

10.04 NOTICE OF MEETINGS -- Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section 12.01 not less than twenty-one nor more than sixty days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.05 LIST OF SHAREHOLDERS ENTITLED TO NOTICE – Subject to the Act, for every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.06 RECORD DATE FOR NOTICE -- The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than sixty days and not less than twenty-one days, as a record date for the determination of the shareholders entitled to receive notice of the meeting or entitled to vote at the meeting, and notice of any such record date shall be given not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed. If no record date is fixed for the determination of shareholders entitled to receive notice of the meeting, the record date for the determination of the shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.07 MEETINGS WITHOUT NOTICE -- A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation may transact at a meeting of shareholders. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08 CHAIRMAN, SECRETARY AND SCRUTINEERS -- The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: president, chairman of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting or none are willing to act, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.09 PERSONS ENTITLED TO BE PRESENT -- The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. Subject to compliance with any applicable provisions of the Act, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting. The persons participating in a meeting by such means shall be deemed for the purposes of this by-law to be present at the meeting. If the board or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the board or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

10.10 QUORUM -- Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present or deemed to be present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled, and together holding or representing by proxy not less than 5% of the outstanding shares of the Corporation carrying voting rights at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or deemed to be present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present or deemed to be present at the opening of any meeting of shareholders, the shareholders present or deemed to be present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

10.11 RIGHT TO VOTE -- Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, if a record date for voting is fixed, the Corporation shall prepare an alphabetical list of shareholders entitled to vote as of the record date of the meeting of shareholders that shows the number of shares held by each shareholder and if a record date is not fixed, the Corporation shall prepare an alphabetical list of shareholders who are entitled to vote as of the record date that shows the number of shares held by each shareholder. Every person who is named in such list shall be entitled to vote the shares shown opposite his or her name except as otherwise provided in the Act.

10.12 PROXYROLDERS AND REPRESENTATIVES -- Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act as his or her representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his or her attorney and shall conform with the requirements of the Act.

Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and that individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by the deposit with the Corporation of a certified copy of the resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representative need not be a shareholder.

The board may determine from time to time rules governing the form of proxies and procedures to be used in connection therewith.

10.13 TIME FOR DEPOSIT OF PROXIES -- The board may specify in the notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if, no such time having been specified in the notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14 JOINT SHAREHOLDERS -- If two or more persons hold shares jointly, any one of them present or deemed to be present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present or deemed to be present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

10.15 VOTES TO GOVERN -- At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16 SHOW OF HANDS -- Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present or deemed to be present and entitled to vote shall have one vote. Notwithstanding the foregoing, the vote on any motion may be held, subject to compliance with any applicable provisions of the Act, by means of a telephonic, electronic or other communication facility made available by the Corporation for such purpose. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, and an entry to that effect in the minutes of the meeting shall, in the absence of evidence to the contrary, be proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.17 BALLOTS -- On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman or any person who is present or deemed to be present and entitled to vote, whether as shareholder or proxyholder, on such question at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present or deemed to be present or represented by proxy shall be entitled, in respect of the shares which he or she is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18 ADJOURNMENT -- The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earlier meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting.

SECTION ELEVEN
DIVISIONS AND DEPARTMENTS

11.01 CREATION AND CONSOLIDATION OF DIVISIONS -- The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, types of businesses or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case. From time to time the board or, if authorized by the board, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

(a) SUBDIVISION AND CONSOLIDATION -- The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) NAME -- The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(c) OFFICERS -- The appointment of officers for any such division or subunit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's right under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Corporation, unless expressly designated as such.

SECTION TWELVE
NOTICES

12.01 METHOD OF GIVING NOTICES -- Any notice (which term includes any communication or document) to be given, sent, delivered or served pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his recorded address or mailed to him at his recorded address by ordinary mail, postage prepaid, or sent to him at his recorded address by facsimile transmission or, subject to compliance with any applicable provisions of the Act, by the creation or provision of an electronic document. Any notice so delivered shall be deemed to have been received when it is delivered personally or at the address aforesaid. A notice so mailed shall be deemed to have been received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing such notice was not received at that time or at all, and a notice sent by facsimile transmission or electronic document shall be deemed to have been received when sent or provided to a designated information system.

12.02 NOTICE TO SUCCESSORS IN TITLE – Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation.

12.03 NOTICE TO JOINT SHAREHOLDERS -- If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

12.04 COMPUTATION OF TIME -- In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

12.05 UNDELIVERED NOTICES -- If any notice given to a shareholder pursuant to section 12.01 is returned on three consecutive occasions because such shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until such shareholder informs the Corporation in writing of such shareholder's new address.

12.06 OMISSIONS AND ERRORS -- The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.07 PERSONS ENTITLED BY DEATH OR OPERATION OF LAW -- Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives his or her title to such share, prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person's entitlement prescribed by the Act.

12.08 WAIVER OF NOTICE -- Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive or abridge the time for any notice, required to be given to him or her under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

SECTION THIRTEEN
EFFECTIVE DATE

13.01 EFFECTIVE DATE -- This amended by-law shall come into force on approval of the board.

"Corporation" means the corporation incorporated by certificate of arrangement under the Act and named "ELDORADO GOLD CORPORATION";

"documents" includes

(a) deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable;

(b) agreements, instruments, certificates, releases, and receipts and discharges for the payment of money or other obligations;

(c) certificates evidencing, and conveyances, transfers and assignments of, shares, share warrants, options, bonds, debentures or other securities; and

(d) all other paper writings of the Corporation;

"electronic document" means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

"information system" means the system used to generate, send, receive, store or otherwise process an electronic document;

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada);

"ordinary resolution" means a resolution passed by a majority of the votes cast by the shareholders who voted in respect of that resolution or signed by all of the shareholders entitled to vote on that resolution;

"recorded address" means in the case of a shareholder his or her address as recorded in the securities register, and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation;

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.04 or by a resolution passed pursuant thereto;

"special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

other securityholder until the name and address of that successor have been entered on the records of the Corporation.

12.03 NOTICE TO JOINT SHAREHOLDERS -- If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

12.04 COMPUTATION OF TIME -- In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

12.05 UNDELIVERED NOTICES -- If any notice given to a shareholder pursuant to section 12.01 is returned on three consecutive occasions because such shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until such shareholder informs the Corporation in writing of such shareholder's new address.

12.06 OMISSIONS AND ERRORS -- The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.07 PERSONS ENTITLED BY DEATH OR OPERATION OF LAW -- Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives his or her title to such share, prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person's entitlement prescribed by the Act.

12.08 WAIVER OF NOTICE -- Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive or abridge the time for any notice, required to be given to him or her under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

SECTION THIRTEEN
EFFECTIVE DATE

13.01 EFFECTIVE DATE -- This amended by-law shall come into force on approval of the board.

13.02 EFFECT OF AMENDMENT OR REPEAL OF BY-LAWS -- The amendment or repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such amendment or repeal. All directors, officers and other persons acting under any by-law amended or repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

Amended by the Board of Directors on the 19th day of April, 2002.

"Paul N. Wright"	*"Dawn L. Moss"*
President	Secretary

SCHEDULE B

BY-LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of ELDORADO GOLD CORPORATION

CONTENTS

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION ONE
INTERPRETATION

1.01 DEFINITIONS -- In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the *Canada Business Corporations Act* together with the regulations thereto, and any statute or regulation that may be substituted therefor, in each case as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles attached to the certificate of arrangement of the Corporation as from time to time amended or restated;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"cheque" includes a draft;

"Corporation" means the corporation incorporated by certificate of arrangement under the Act and named "ELDORADO GOLD CORPORATION";

"documents" includes

(a) deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable;

(b) agreements, instruments, certificates, releases, and receipts and discharges for the payment of money or other obligations;

(c) certificates evidencing, and conveyances, transfers and assignments of, shares, share warrants, options, bonds, debentures or other securities; and

(d) all other paper writings of the Corporation;

"electronic document" means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium or by electronic, optical or other similar means and that can be read or perceived by a person or by any means;

"information system" means the system used to generate, send, receive, store or otherwise process an electronic document;

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders;

"non-business day" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada);

"ordinary resolution" means a resolution passed by a majority of the votes cast by the shareholders who voted in respect of that resolution or signed by all of the shareholders entitled to vote on that resolution;

"recorded address" means in the case of a shareholder his or her address as recorded in the securities register, and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation;

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by section 2.04 or by a resolution passed pursuant thereto;

"special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

"special resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution;

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa; and words importing gender include the masculine, feminine and neuter genders; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator or legal representative.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01 REGISTERED OFFICE -- The registered office of the Corporation shall be at the place within Canada from time to time specified in the articles and at such location therein as the board may from time to time determine.

2.02 CORPORATE SEAL -- Until changed by the board, the corporate seal of the Corporation shall be in the form impressed hereon.

2.03 FINANCIAL YEAR -- Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year.

2.04 EXECUTION OF DOCUMENTS – Any document or class of documents that requires the signature of the Corporation shall be signed:

(a) in the manner and by such individual as shall have been authorized by resolution of the board to sign such document or such class of document; or

(b) ~~**2.04 EXECUTION OF INSTRUMENTS** — Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by~~in the absence of any such resolution, by one of the following: chairman of the board, director, president, chief operating officer, vice-president, secretary or treasurer or the holder of any other office created by by-law or by resolution of the board~~. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.~~;

and when so signed shall be binding upon the Corporation without further act of formality. Except as otherwise provided herein, the signature of any individual authorized to sign~~EXECUTION OF INSTRUMENTS — Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed~~ on behalf of the Corporation ~~by~~may, if specifically authorized by resolution of the board, be written, printed, or otherwise mechanically or electronically reproduced as contemplated by the Act. Anything so signed shall be as valid as if it had been signed manually, even if that individual has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board~~. In~~

~~addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed~~. Any signing officer may, but need not, affix the corporate seal ~~to any instrument requiring the same.~~, if there is one, to any instrument.

2.05 BANKING ARRANGEMENTS -- The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06 VOTING RIGHTS IN OTHER BODIES CORPORATE -- The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

SECTION THREE
BORROWING AND SECURITIES

3.01 BORROWING POWER -- Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c) to the extent permitted by the Act, give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 DELEGATION -- The board may from time to time delegate to a committee of the board, one or more directors or officers of the Corporation or any other person as may be designated by the board all or any of the powers conferred on the board by section 3.01 or by the Act to such extent and in such manner as the board shall determine at the time of each such delegation.

SECTION FOUR
DIRECTORS

4.01 NUMBER OF DIRECTORS AND QUORUM -- Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. Subject to ~~section 4.08,~~sections 4.07 and 4.08, and notwithstanding any vacancy among the directors, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the number of directors elected at the last shareholders meeting at which directors were elected or such greater number of directors as the board may from time to time determine.

4.02 QUALIFICATION -- No person shall be qualified for election as a director if he or she is less than 18 years of age; if he or she is of unsound mind and has been so found by a court in Canada or elsewhere; if he or she is not an individual; or if he or she has the status of a bankrupt. A director need not be a shareholder. ~~So~~Except as otherwise specifically required and so long as required by the Act, ~~a majority~~at least twenty-five percent of the directors shall be resident Canadians and at least two directors shall not be officers or employees of the Corporation or its affiliates.

4.03 ELECTION AND TERM -- The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall, if a minimum and maximum number of directors is authorized, be the number of directors then in office unless the directors or the shareholders otherwise determine or shall, if a fixed number of directors is authorized, be such fixed number. Where the shareholders adopt an amendment to the articles to increase or, subject to the Act, decrease the number or minimum or maximum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the number of directors authorized by the amendment. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected. If the articles so provide, the directors may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

4.04 REMOVAL OF DIRECTORS -- Subject to the Act, the shareholders may by resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.

4.05 VACATION OF OFFICE -- A director ceases to hold office when he or she dies; he or she is removed from office by the shareholders; he or she ceases to be qualified for election as a director, or his or her written resignation is sent or delivered to the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.06 VACANCIES -- Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or minimum number of directors specified in the articles or from a failure of the shareholders to elect the number or minimum number of directors required by the articles. In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number or minimum number of directors, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy. If such directors fail to call such meeting or if there are no such directors then in office, any shareholder may call the meeting.

4.07 ACTION BY THE BOARD -- The board shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to ~~sections~~section 4.08, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Resolutions signed in lieu of a meeting may be signed in two or more counterparts which together shall be deemed to constitute one resolution in writing. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.08 MEETING BY ~~TELEPHONE~~COMMUNICATION FACILITY -- If all the directors of the Corporation consent, a director may participate in a meeting of the board or of a committee of the board by means of such ~~telephone~~telephonic, electronic or other communications facilities as permit all persons participating in the meeting to ~~hear~~communicate adequately with each other during the meeting, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.09 PLACE OF MEETINGS -- Meetings of the board may be held at any place in or outside Canada.

4.10 CALLING OF MEETINGS -- Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the president, the secretary or any two directors may determine.

4.11 NOTICE OF MEETING -- Notice of the time and place of each meeting of the board shall be given in the manner provided in section 12.01 to each director not less than ~~seven~~48 hours (excluding any part of a non-business day) before the time of the meeting, except that notices sent by mail shall be sent not less than five days before the ~~time~~day ~~when~~of the meeting ~~is~~, save that no notice of a meeting shall be necessary if all the directors are present or if those absent waive notice of or otherwise signify in writing their consent to ~~be held~~the holding of such meeting, either before or after such meeting. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where the Act requires such purpose or business to be specified, including, if required by the Act, any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor or appoint additional directors;

(c) issue securities or shares of a series except in the manner and on the terms authorized by the board;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation;

(f) pay a commission for the sale of shares;

(g) approve a management proxy circular or a takeover bid circular or a directors' circular;

(h) approve a take-over bid circular or directors' circular;

(i) approve any annual financial statements; or

(j) adopt, amend or repeal by-laws.

4.12 FIRST MEETING OF NEW BOARD -- Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

4.13 ADJOURNED MEETING -- Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting are announced at the original meeting.

4.14 REGULAR MEETINGS -- The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.15 CHAIRMAN -- The Chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, president or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chairman. If the secretary is absent, the chairman shall appoint some person, who need not be a director, to act as secretary of the meeting.

4.16 VOTES TO GOVERN -- At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

4.17 CONFLICT OF INTEREST -- A director or officer who is a party to, or who is a director or officer or individual acting in a similar capacity of, or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Act. Any such contract or proposed contract shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the board or shareholders. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

4.18 REMUNERATION AND EXPENSES -- The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FIVE
COMMITTEES

5.01 COMMITTEE OF DIRECTORS -- The board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise. ~~So long as required by the Act, a majority of the members of any such committee shall be resident Canadians.~~

5.02 TRANSACTION OF BUSINESS -- Subject to the provisions of section 4.08, the powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Resolutions signed in lieu of a meeting may be signed in two or more counterparts which together shall be deemed to constitute one resolution in writing. Meetings of such committee may be held at any place in or outside of Canada.

5.03 AUDIT COMMITTEE -- The board shall elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates. The audit committee shall have the powers and duties provided in the Act.

5.04 ADVISORY BODIES -- The board may from time to time appoint such advisory bodies as it may deem advisable.

5.05 PROCEDURE -- Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION SIX
OFFICERS

6.01 APPOINTMENT -- The board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a chief executive officer, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this bylaw and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to sections 6.02 and 6.03, an officer may but need not be a director and one person may hold more than one office.

6.02 CHAIRMAN OF THE BOARD -- The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to him or her any of the powers and duties that are by any provisions of this by-law assigned to the president, and he or she shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chairman of the board, his or her duties shall be performed and his or her powers exercised by the president.

6.03 PRESIDENT -- If appointed, the president shall, subject to the authority of the board, have general supervision of the business of the Corporation; and he or she shall have such other powers and duties as the board may specify.

6.04 VICE-PRESIDENT -- A vice-president shall have such powers and duties as the board may specify.

6.05 SECRETARY -- The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he or she shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he or she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he or she shall have such other powers and duties as the board may specify.

6.06 TREASURER -- The treasurer shall keep or cause to be kept proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he or she shall render to the board whenever required an account of all his or her transactions as treasurer and of the financial position of the Corporation; and he or she shall have such other powers and duties as the board or the chief executive officer may specify.

6.07 POWERS AND DUTIES OF OTHER OFFICERS -- The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

6.08 VARIATION OF POWERS AND DUTIES -- The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

6.09 TERM OF OFFICE -- The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract or in law. Otherwise each officer appointed by the board shall hold office until his or her successor is appointed, or until his or her earlier resignation.

6.10 TERMS OF EMPLOYMENT AND REMUNERATION -- The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time.

6.11 CONFLICT OF INTEREST -- An officer shall disclose his or her interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with section 4.17.

6.12 AGENTS AND ATTORNEYS -- The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management, administration or otherwise (including the power to sub-delegate) as may be thought fit.

6.13 FIDELITY BONDS -- The board may require such officers, employees and agents of the Corporation as the board deems advisable to furnish bonds for the faithful discharge of their powers and duties, in such form and with such surety as the board may from time to time determine.

SECTION SEVEN
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 TRANSACTIONS WITH THE CORPORATION – No director or officer shall be disqualified by reason of being a director or officer of the Corporation from, or be required to vacate his position as a director or officer by reason of, holding any other office, employment or other position with or having any pecuniary interest with respect to the Corporation or any other body corporate or contracting with or being otherwise in any way directly or indirectly interested in or concerned with any contract, transaction or arrangement made or proposed to be made with the Corporation or being a director or officer or acting in a similar capacity of, or having any interest in, another party to such contract, transaction or arrangement. No such contract, transaction or arrangement shall be void or voidable or invalid for any such reason and no director or officer shall be liable to account to the Corporation or others for any profit arising from any such office, employment or other position or pecuniary interest or realized in respect of any such contract, transaction or arrangement, except in all cases as otherwise provided in the Act.

7.02 CONTRACTS ON BEHALF OF THE CORPORATION -- Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders, be deemed for all purposes to have had the prior authorization of the shareholders.

7.03 ~~**7.01**~~ **LIMITATION OF LIABILITY** -- Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the ~~foregoing~~limitations in the Act, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director~~or~~, officer~~or~~, employee or agent of the Corporation, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto~~; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the regulations thereunder or from liability for any breach thereof~~.

7.04 ~~**7.02**~~ **INDEMNITY** -- Subject to the limitations contained in the Act, ~~the Corporation~~ but without limiting the right of the Corporation to indemnify any individual, under the Act or otherwise, to the full extent permitted by law, the Corporation:

(a) shall indemnify ~~a~~each director or officer~~,~~ ~~a~~or former director or officer~~, or a person~~ of the Corporation and each other individual who acts or has acted at the Corporation's request as a director or officer~~ of a body corporate of which the Corporation is or was a shareholder or creditor~~, or in a similar capacity, of another entity, (and ~~his or her~~each such individual's respective heirs and ~~legal~~personal representatives~~,~~) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by ~~him or her~~the individual in respect of any civil, criminal~~ or~~, administrative, ~~action~~investigative or other proceeding ~~to~~in which ~~he or she~~the individual is ~~made a party by reason~~involved because of ~~being or having been a director or officer of~~that association with the Corporation or ~~such body corporate~~other entity, ~~if~~provided:

(i) ~~(a) he or she~~the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

(ii) ~~(b)~~ in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, ~~he or she~~the individual had reasonable grounds for believing that ~~his or her~~the conduct was lawful~~.~~; and

~~The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.~~

(b) may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection 7.04(a) hereof.

Notwithstanding the foregoing, any such indemnity of an individual referred to in subsection 7.04(a) hereof, or advance moneys as contemplated in subsection 7.04(b) hereof, in respect of an action by or on behalf of the Corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the Corporation or other entity as described in subsection 7.04(a) hereof against all costs, charges and expenses reasonably incurred by the individual in connection with such action, shall be subject to approval of the Court.

7.05 INDEMNITIES NOT LIMITING -- The provisions of Section 7 shall be in addition to and not in substitution for or limitation of, any rights, immunities and protections to which a person is otherwise entitled.

7.06 ~~7.03~~ INSURANCE -- Subject to the provisions of the Act, the Corporation may purchase and maintain insurance for the benefit of any ~~person~~individual referred to in ~~section 7.02~~subsection 7.04(a) hereof against any liability incurred by ~~him or her~~the individual (a) in ~~his or her~~that individual's capacity as a director or officer of the Corporation; or (b) in that individual's capacity as a director or officer, or similar capacity, of another ~~body corporate where he or she~~entity, if the individual acts or has acted in that capacity at the Corporation's request ~~and in such amounts as the board may from time to time determine and as are permitted by the Act~~.

SECTION EIGHT
SHARES

8.01 ALLOTMENT -- Subject to the Act and the articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 COMMISSIONS -- The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.03 REGISTRATION OF TRANSFERS -- Subject to the provisions of the Act, no transfer of shares shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act made thereon or delivered therewith, duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, and upon payment of all applicable taxes and any reasonable fee, not to exceed $3.00, prescribed by the board.

8.04 TRANSFER AGENTS AND REGISTRARS -- The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to his or her functions and one person may be designated both registrar and transfer agent. The board may at any time terminate such appointment.

8.05 NON-RECOGNITION OF TRUSTS -- Subject to the provisions of the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.06 ~~SHARE~~SECURITY CERTIFICATES -- Every security holder of ~~one or more shares of~~ the Corporation shall be entitled, at his or her option, to a ~~share~~security certificate, or to a non-transferable written certificate of acknowledgement of his or her right to obtain a security certificate. Every share certificate~~, stating~~ shall state the number and class or series of shares held by him or her as shown on the securities register. ~~Such~~Security certificates shall be in such form as the board may from time to time approve. Any ~~such~~security certificate shall be signed by an officer or director authorized by resolution of the Board in accordance with section 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing ~~shares~~securities in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar or an individual on their behalf. The signature of one of the signing officers or, in the case of a certificate which is not valid unless countersigned by or on behalf of a transfer agent and/or registrar or an individual on their behalf, and in the case of a certificate which does not require a manual signature under the Act, the signatures of ~~both~~ signing officers may be printed or otherwise mechanically reproduced ~~in facsimile~~ thereon. Every such ~~facsimile~~ signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose ~~facsimile~~reproduced signature appears thereon no longer holds office at the date of issue of the certificate.

8.07 REPLACEMENT OF SHARE CERTIFICATES -- The board or any officer or agent designated by the board may in its, his or her discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated, or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, not to exceed $3.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.08 JOINT SHAREHOLDERS -- If two or more persons are registered as joint holders of any ~~share~~security, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such ~~share~~security.

8.09 DECEASED SHAREHOLDERS -- In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.10 RESTRICTION ON INFORMATION DISCLOSED -- Except as required by law or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

SECTION NINE
DIVIDENDS AND RIGHTS

9.01 DIVIDENDS -- Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. ~~Dividends~~ Dividend may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 DIVIDEND CHEQUES -- A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his or her recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03 NON-RECEIPT OF CHEQUES -- In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04 RECORD DATE FOR DIVIDENDS AND RIGHTS -- The board may fix in advance a date, preceding by not more than ~~fifty~~sixty days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

9.05 UNCLAIMED DIVIDENDS -- ~~Any~~Subject to applicable law, any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.06 INTEREST; FRACTIONS -- No dividend or other distribution shall bear interest against the Corporation. Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.

9.07 FRACTIONAL SECURITY OR PROPERTY -- If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the board or may carry out the distribution and adjust the rights of the shareholders on any basis the board considers appropriate.

9.08 LIEN FOR INDEBTEDNESS – If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.

SECTION TEN
MEETINGS OF SHAREHOLDERS

10.01 ANNUAL MEETINGS -- The annual meeting of shareholders shall be held at such time in each year, provided it is held not later than fifteen months since the last preceding annual meeting but no later than six months after the end of the Corporation's preceding financial year, and, subject to section 10.03, at such place as ~~the board, the chairman of~~ the board, the chairman of the board or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

10.02 SPECIAL MEETINGS -- The board, the chairman of the board or the president shall have power to call a special meeting of shareholders at any time.

10.03 PLACE OF MEETINGS -- Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree or are deemed to agree as provided in the Act, at some place outside Canada.

10.04 NOTICE OF MEETINGS -- Notice of the time and place of each meeting of shareholders shall be given in the manner provided in section 12.01 not less than twenty-one nor more than ~~fifty~~sixty days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.05 LIST OF SHAREHOLDERS ENTITLED TO NOTICE —For– Subject to the Act, for every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to section 10.06, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.06 RECORD DATE FOR NOTICE -- The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fiftysixty days and not less than twenty-one days, as a record date for the determination of the shareholders entitled to receive notice of the meeting or entitled to vote at the meeting, and notice of any such record date shall be given not less than seven days before such record date, by newspaper advertisement in the manner provided in the Act and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed. If no record date is so fixed for the determination of shareholders entitled to receive notice of the meeting, the record date for the determination of the shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

10.07 MEETINGS WITHOUT NOTICE -- A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation may transact at a meeting of shareholders. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

10.08 CHAIRMAN, SECRETARY AND SCRUTINEERS -- The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: president, chairman of the board, or a vice-president who is a shareholder. If no such officer is present within 15 minutes from the time fixed for holding the meeting or none are willing to act, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.09 PERSONS ENTITLED TO BE PRESENT -- The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. Subject to compliance with any applicable provisions of the Act, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting. The persons participating in a meeting by such means shall be deemed for the purposes of this by-law to be present at the meeting. If the board or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the board or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

10.10 QUORUM -- Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present or deemed to be present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder for an absent shareholder so entitled, and together holding or representing by proxy not less than 5% of the outstanding shares of the Corporation carrying voting rights at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or deemed to be present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present or deemed to be present at the opening of any meeting of shareholders, the shareholders present or deemed to be present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

10.11 RIGHT TO VOTE -- Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, ~~at any meeting of shareholders~~if a record date for ~~which~~voting is fixed, the Corporation ~~has prepared the~~shall prepare an alphabetical list ~~referred~~of shareholders entitled to ~~in section 10.05, every~~vote as of the record date of the meeting of shareholders that shows the number of shares held by each shareholder and if a record date is not fixed, the Corporation shall prepare an alphabetical list of shareholders who are entitled to vote as of the record date that shows the number of shares held by each shareholder. Every person who is named in such list shall be entitled to vote the shares shown opposite his or her name except ~~to the extent that (a) where the Corporation has fixed a record date in respect of such meeting pursuant to section 10.06, such person has transferred any of his or her shares after such record date, or where the Corporation has not fixed a record date in respect of the meeting, that person has transferred any of his or her shares after the date on which the list is prepared, and (b) the transferee, having produced properly endorsed certificates~~

~~evidencing such shares or having~~as otherwise ~~established that he or she owns such shares, has demanded not later than ten days before the meeting that his or her name be included~~provided in ~~such list. In any such excepted case~~ the ~~transferee shall be entitled to vote the transferred shares at the meeting~~Act.

10.12 PROXYHOLDERS AND REPRESENTATIVES -- Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act as his or her representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his or her attorney and shall conform with the requirements of the Act.

Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and that individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by the deposit with the Corporation of a certified copy of the resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting. Any such proxyholder or representative need not be a shareholder.

The board may determine from time to time rules governing the form of proxies and procedures to be used in connection therewith.

10.13 TIME FOR DEPOSIT OF PROXIES -- The board may specify in the notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if, no such time having been specified in the notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.14 JOINT SHAREHOLDERS -- If two or more persons hold shares jointly, any one of them present or deemed to be present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present or deemed to be present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

10.15 VOTES TO GOVERN -- At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16 SHOW OF HANDS -- Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present or deemed to be present and entitled to vote shall have one vote. Notwithstanding the foregoing, the vote on any motion may be held, subject to compliance with any applicable provisions of the Act, by means of a telephonic, electronic or other communication facility made available by the Corporation for such purpose. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried, and an entry to that effect in the minutes of the meeting shall ~~be prima facie~~, in the absence of evidence to the contrary, be proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

10.17 BALLOTS -- On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman or any person who is present or deemed to be present and entitled to vote, whether as shareholder or proxyholder, on such question at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present or deemed to be present or represented by proxy shall be entitled, in respect of the shares which he or she is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.18 ADJOURNMENT -- The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earlier meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting.

SECTION ELEVEN
DIVISIONS AND DEPARTMENTS

11.01 CREATION AND CONSOLIDATION OF DIVISIONS -- The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, types of businesses or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case. From time to time the board or, if authorized by the board, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

(a) SUBDIVISION AND CONSOLIDATION -- The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) NAME -- The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(c) OFFICERS -- The appointment of officers for any such division or subunit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's right under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Corporation, unless expressly designated as such.

SECTION TWELVE
NOTICES

12.01 METHOD OF GIVING NOTICES -- Any notice (which term includes any communication or document) to be given ~~(which term includes~~, sent, delivered or served~~)~~ pursuant to the Act, the ~~regulations thereunder, the~~ articles, the by-laws or otherwise to a shareholder, director, officer~~,~~ or auditor ~~or member of a committee of the board~~ shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to his ~~or her~~ recorded address or ~~if~~ mailed to him ~~or her~~ at his ~~or her~~ recorded address by ~~prepaid~~ ordinary mail, postage prepaid, or ~~airmail or if~~ sent to him ~~or her at his or her recorded address by any means of prepaid transmitted or recorded communication or~~at his recorded address by facsimile transmission or, subject to compliance with any applicable provisions of the Act, by the creation or provision of an electronic document. ~~A~~ Any notice so delivered shall be deemed to have been ~~given~~received when it is delivered personally or ~~to~~at the ~~recorded~~ address ~~as~~ aforesaid~~; a~~. A notice so mailed shall be deemed to have been ~~given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or~~received at the time it would be delivered ~~to the appropriate communication company or agency or its representative~~in the ordinary course of mail unless there are reasonable grounds for ~~dispatch;~~believing such notice was not received at that time or at all, and a notice sent by facsimile transmission or electronic document shall be deemed to have been ~~given~~received when sent~~. The secretary may change~~ or ~~cause~~provided to ~~be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any~~designated information ~~believed by him or her to be reliable.~~system.

12.02 NOTICE TO SUCCESSORS IN TITLE – Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation.

12.03 ~~12.02~~ NOTICE TO JOINT SHAREHOLDERS -- If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

12.04 ~~12.03~~ COMPUTATION OF TIME -- In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

12.05 ~~**12.04**~~ **UNDELIVERED NOTICES** -- If any notice given to a shareholder pursuant to section 12.01 is returned on three consecutive occasions because such shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until such shareholder informs the Corporation in writing of such shareholder's new address.

12.06 ~~**12.05**~~ **OMISSIONS AND ERRORS** -- The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.07 ~~**12.06**~~ **PERSONS ENTITLED BY DEATH OR OPERATION OF LAW** -- Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives his or her title to such share, prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person's entitlement prescribed by the Act.

12.08 ~~**12.07**~~ **WAIVER OF NOTICE** -- Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee of the board may at any time waive or abridge the time for any notice, required to be given to him or her under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

SECTION THIRTEEN
EFFECTIVE DATE

13.01 EFFECTIVE DATE -- ~~Subject to its confirmation by the shareholders, this~~This amended by-law shall come into force on ~~the date~~approval of ~~issuance of a certificate of arrangement to the Corporation continuing the Corporation under the Act.~~the board.

~~MADE by the board the 19th day of November, 1996.~~

13.02 EFFECT OF AMENDMENT OR REPEAL OF BY-LAWS -- The amendment or repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such amendment or repeal. All directors, officers and other persons acting under any by-law amended or repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

[redacted]

~~CONFIRMED by the shareholders in accordance with the Act~~Amended by the Board of Directors on the 19th day of ~~November~~April, ~~1996.~~2002.

President Secretary

[redacted]

SCHEDULE 'C'

SHAREHOLDER RIGHTS PLAN AGREEMENT

SHAREHOLDER RIGHTS PLAN AGREEMENT

ELDORADO GOLD CORPORATION
("Eldorado")

AND

HRC DEVELOPMENT CORPORATION
("HRC")

AND

MONTREAL TRUST COMPANY OF CANADA
(the "Rights Agent")

Dated as of November 14, 1996

SE_TOR_FS02\290856.6

TABLE OF CONTENTS

Page

ARTICLE 5
DEBENTURE RIGHTS

ARTICLE 6
MISCELLANEOUS

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT made as of November 14, 1996.

BETWEEN:

<u>ELDORADO GOLD CORPORATION</u>, a corporation continued under the laws of Canada and having its registered office at Suite 1920, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9

("Eldorado")

OF THE FIRST PART

AND:

<u>HRC DEVELOPMENT CORPORATION</u>, a corporation continued under the laws of Canada and having its registered office at Suite 1920, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9

("HRC")

OF THE SECOND PART

AND:

<u>MONTREAL TRUST COMPANY OF CANADA</u>, a trust company under the laws of Canada and having an office at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9

(the "Rights Agent")

OF THE THIRD PART

WHEREAS:

A. Eldorado and HRC entered into an arrangement agreement made as of October 11, 1996 pursuant to which Eldorado and HRC have agreed to propose to their respective shareholders an arrangement under Section 192 of the *Canada Business Corporations Act*.

B. The Board of Directors of both Eldorado and HRC have determined that it is in the best interests of the corporation resulting from the amalgamation of Eldorado and HRC pursuant to the terms of the plan of arrangement (the "Corporation") to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation.

C. In order to implement the adoption of a shareholder rights plan as established by this Agreement, the Board of Directors of the Corporation will authorize on the date shown on the Certificate of Arrangement as the date of issuance of the certificate of arrangement under the *Canada Business Corporations Act* (the "Effective Date"):

(1) the issuance of one right (a "Right") in respect of each Common Share in the capital of the Corporation outstanding as of 11:01 a.m. (Vancouver time) on the Effective Date (the "Record Time");

(2) the issuance of one debenture right (a "Debenture Right") in respect of each US$1,000 principal amount of Convertible Debentures of the Corporation outstanding as of the Record Time;

(3) the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

(4) the issuance of one Debenture Right in respect of each US$1,000 principal amount of Convertible Debentures of the Corporation issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time to each holder of Debentures upon the terms and subject to the conditions set forth in this Agreement; and

(5) concurrently with the issuance of the Rights and Debenture Rights referred to in paragraph (1) and (2) above, the existing rights attaching to the common shares in the capital of Eldorado and the debenture rights of Eldorado will cease to exist.

D. Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement.

E. Eldorado and HRC wish to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights and Debenture Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

F. It is proposed that this Agreement be in place for a period of ten years from the Effective Date, subject to the Agreement being reconfirmed by shareholders of the Corporation after a period of five years.

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions: In this Agreement, the following words and terms will, unless the context otherwise requires, have the following meanings:

(a) "Acquiring Person" means any Person who is or becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares, provided that the term "Acquiring Person" will not include:

(i) the Corporation or any Subsidiary of the Corporation,

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A) a Voting Share Reduction;

(B) Permitted Bid Acquisitions;

(C) an Exempt Acquisition; or

(D) a Pro Rata Acquisition,

provided that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person becomes the Beneficial Owner of any additional Voting Shares (other than pursuant to a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition, a Pro Rata Acquisition or some other event or transaction that would not itself make the person an Acquiring Person), then as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person will become an "Acquiring Person";

(iii) for a period of ten days after the Disqualification Date, any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(f)(D) solely because such Person or the Beneficial Owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take-Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement of facts indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take-Over Bid or any plans or proposals relating thereto or resulting therefrom, including, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario);

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution to the public of securities pursuant to an underwriting agreement with the Company;

(v) a Person (a "Grandfathered Person") who was the Beneficial Owner of 20% or more of the outstanding Voting Shares of Eldorado determined as at March 8, 1995, provided that this exception will not be, and will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person becomes the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at March 8, 1995, other than through a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(vi) any member of the Gencor Group, provided that this exception will cease to be applicable to the members of the Gencor Group in the event that the Gencor Group becomes the Beneficial Owner of any Voting Shares in excess of those owned by the Gencor Group at July 5, 1996 that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at such date, other than as a result of one or any combination of an acquisition of Voting Shares from the treasury of the Corporation, a conversion of Convertible Shares into Voting Shares, a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro-Rata Acquisition; or

(vii) any Person (a "Permitted Transferee") in so far as such person acquires Voting Shares or Convertible Shares, either directly from one or more members of the Gencor Group or indirectly through one or more intermediate Permitted Transferees, which shares at the time of such acquisition (the "Acquisition Date") constitute 20% or more of the then outstanding Voting Shares, but not more than 40% of the then outstanding Voting Shares; provided that this exception will cease to be applicable to a Permitted Transferee in the event that such Permitted Transferee, after the Acquisition Date, becomes the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Acquisition Date, other than as a result of one or any combination of a further acquisition from one or more members of the Gencor Group or a Permitted Transferee, a conversion of Convertible Shares, a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro-Rata Acquisition.

(b) "Affiliate" means, when used to indicate a relationship with a specified Person, a Person that, directly, or indirectly through one or more intermediaries or otherwise, controls, or is controlled by, or is under common control with, such specified Person.

(c) "Agreement" means this shareholder rights plan agreement dated as of November 14, 1996 between Eldorado, HRC and the Rights Agent, as amended, modified or supplemented from time to time.

(d) "annual cash dividend" means cash dividends paid at regular intervals in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;

(ii) 300% of the arithmetic average of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year.

(e) "Associate" means, when used to indicate a relationship with a specified Person:

(i) a corporation of which that Person owns at law or in equity, shares or securities currently convertible into shares carrying more than 10% of the Voting Rights exercisable with respect to the election of directors under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible securities and with whom that Person is acting jointly or in concert;

(ii) a partner of that Person acting on behalf of the partnership of which they are partners;

(iii) a trust or estate in which that Person has a beneficial interest and with whom that Person is acting jointly or in concert or in which that Person has a beneficial interest of 50% or more in respect of which that Person serves as a trustee or in a similar capacity provided, however, that a Person shall not be an associate of a trust by reason only of the fact that such Person serves as a trustee or any similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under the laws of Canada or any province thereof or if the ordinary business of such Person includes the management of investment funds for unaffiliated investors and such Person acts as trustee or in a similar capacity in relation to such trust in the ordinary course of such business; and

(iv) a spouse of that Person, any person of the same or opposite sex with whom that person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person.

(f) "Beneficial Owner": a Person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership" of, and to "Beneficially Own", any securities:

(i) as to which such Person or any of such Person's Affiliates is the direct or indirect owner at law or in equity and for the purposes of this Clause 1.1(f)(i) a Person shall be deemed to be an owner at law or in equity of all securities:

(A) owned by a partnership of which the Person is a partner;

(B) owned by a trust in which the Person has a beneficial interest and which is acting jointly or in concert with that Person or in which the Person has a beneficial interest of 50% or more;

(C) owned jointly or in common with others; and

(D) of which the Person may be deemed to be the beneficial owner (whether or not of record) pursuant to the provisions of the Canada Business Corporations Act or the Securities Act (Ontario), including section 90 thereof, or pursuant to Rule 13d-3 or 13d-5 under the 1934 Exchange Act (or pursuant to any comparable or successor laws, regulations or rules, pursuant to the provisions of the Canada Business Corporations Act or the Securities Act (Ontario) or pursuant to Rule 13d-3 or 13d-5 as in effect on the date of this Agreement);

(ii) as to which such Person or any of such Person's Affiliates or Associates has, directly or indirectly:

(A) the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)) and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; or

(B) the right to vote such securities (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge (other than (x) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)) and (y) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) or understanding (whether or not in writing) or otherwise;

(iii) which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with which such Person or any of such Person's Affiliates has any agreement, arrangement or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities, (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)) and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) with respect to or for the purpose of acquiring, holding, voting or disposing of any Voting Shares of any class; and

(iv) which are directly or indirectly owned at law or in equity by an Associate of such Person;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A) where such security has been deposited or tendered pursuant to any Take-Over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person referred to in Clause 1.1(f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(C) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(D) where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds or exercises voting or dispositive power over such security provided that:

(1) the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client");

(2) such Person (the "Trust Company") is licensed to carry on the business of a trust company under the laws of Canada or any province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(3) such Person is established by statute for purposes that include, and a substantial portion of the ordinary business or activity of such Person (the "Statutory Body") is, the management of

investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or

(4) such Person (the "Administrator") is the administrator or trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body or the Administrator, as the case may be, is not then making or proposing to make a Take-Over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person; or

(E) where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or by reason of such Person being an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security.

(g) "Board of Directors" means the board of directors from time to time of the Corporation or any duly constituted and empowered committee thereof.

(h) "Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close.

(i) "Canada Business Corporations Act" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(j) "Canadian Dollar Equivalent" means, for any amount which is expressed in United States dollars on any date, the Canadian dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

(k) "Canadian-U.S. Exchange Rate" means, on any date, the inverse of the U.S.-Canadian Exchange Rate.

(l) "close of business" means, on any given date, the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares of the Corporation (or, after the Separation Time, the principal transfer office in Vancouver of the Rights Agent) is closed to the public.

(m) "Common Shares" means the common shares in the capital of the Corporation as constituted at the Record Time, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

(n) "Competing Permitted Bid" means a Take-Over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in Section 1.1(an)(ii) may provide that the Voting Shares that are the subject of the Take-Over Bid may be taken up or paid for on a date which is not earlier than the later of 21 days after the date of the Take-Over Bid or the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is in existence for the Voting Shares.

(o) "controlled": a corporation shall be deemed to be "controlled" by another person or two or more persons if:

(i) securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii) the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation.

(p) "Convertible Debentures" means the 8.25% Convertible Unsecured Subordinated Debentures of the Corporation.

(q) "Convertible Shares" means the convertible non-voting shares in the capital of the Corporation.

(r) "Co-Rights Agents" has the meaning ascribed thereto in Subsection 4.1(a).

(s) "Corporation" means Eldorado Gold Corporation.

(t) "Debenture Right" means a right, issued in respect of Convertible Debentures, to receive Rights upon the terms and subject to the conditions set forth in Section 5.

(u) "Disposition Date" has the meaning ascribed thereto in Subsection 6.1(h).

(v) "Dividend Reinvestment Acquisition" shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

(w) "Dividend Reinvestment Plan" means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of Common Shares;

(ii) proceeds of redemption of shares of the Corporation;

(iii) interest paid on evidence of indebtedness of the Corporation; or

(iv) optional cash payments;

be applied to the purchase from the Corporation of Common Shares.

(x) "Effective Date" means November •, 1996.

(y) "Election to Exercise" means an election to exercise substantially in the form attached to the Rights Certificate.

(z) "Exchange Act of 1934" means the Securities Exchange Act of 1934 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or repealed.

(aa) "Exempt Acquisition" means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 6.1(a) or (h).

(ab) "Exercise Price" means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, will be $25.

(ac) "Expansion Factor" shall have the meaning ascribed thereto in Section 2.3(a)(x).

(ad) "Expiration Time" means the close of business on that date which is the earlier of the date of termination of this Agreement pursuant to Section 6.15 or, if this Agreement is confirmed pursuant to Section 6.15, the date of termination of this Agreement pursuant to Section 6.16 or, if this Agreement is reconfirmed pursuant to Section 6.16, the close of business on the tenth anniversary of the Effective Date.

(ae) "Flip-in Event" means a transaction or event in or pursuant to which a Person becomes an Acquiring Person.

(af) "Gencor Group" means Gencor Limited, a corporation governed by the laws of South Africa and shall include each Subsidiary of Gencor Limited.

(ag) "holder" shall have the meaning ascribed thereto in Section 2.8.

(ah) "Independent Shareholders" means holders of outstanding Voting Shares, other than:

(i) any Acquiring Person;

(ii) any Offeror;

(iii) any Affiliate or Associate of any Acquiring Person or Offeror;

(iv) any Person acting jointly or in concert with any Acquiring Person or Offeror, or with any Affiliate or Associate of any Acquiring Person or Offeror; and

(v) any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or directed whether the Voting Shares are to be tendered to a Take-Over Bid.

(ai) "Market Price" per share of any securities on any date means the average daily closing price per share of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date or, if such date is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, in case no sale takes place on such date, the average of the closing bid and asked prices per security, as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed and posted for trading;

(ii) if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal United Stated securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;

(iii) if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low ask prices for each of such securities in the over the counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv) if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and ask prices as furnished by a professional marketmaker making a market in the securities selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such a date means the fair value per share of such securities on such date as determined by the Board of Directors, after consultation with a nationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The market price shall be expressed in Canadian dollars and, if initially determined in respect of any date following part of the 20 consecutive trading day period in question in United States dollars, such amount shall be translated into Canadian dollars at such date at the Canadian dollar equivalent thereof.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-Over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-Over Bid or to the improper manipulation.

(aj) "Nominee" has the meaning ascribed thereto in Subsection 2.2(c).

(ak) "Offer to Acquire" includes:

(i) an offer to purchase or a solicitation of an offer to sell Voting Shares; and

(ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(al) "Offeror" means a Person who has announced an intention to make, or who has made, a Take-Over Bid.

(am) "Offeror's Securities" means the aggregate of all Voting Shares Beneficially Owned by the Offeror on the date of an Offer to Acquire.

(an) "Permitted Bid" means a Take-Over Bid made by an Offeror by way of a take-over bid circular which also complies with the following additional provisions:

(i) the Take-Over Bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror (including any Common Shares issued following the date of the Take-Over Bid pursuant to the conversion of convertible securities). The Take-Over Bid shall expressly state that Common Shares issued on the exercise of convertible securities shall, subject to compliance with the procedures applicable, generally, to the tendering of Voting Shares under the Take-Over Bid, be eligible to be tendered under the Take-Over Bid;

(ii) the Take-Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid prior to the close of business on the date which is not less than 75 days following the date of the Take-Over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

(iii) the Take-Over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-Over Bid at any time during the period of time described in Section 1.1(an)(ii) and that any Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn until taken up and paid for; and

(iv) the Take-Over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Section 1.1(an)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement.

(ao) "Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(ap) "Person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (as such term is used in Rule 13d-5 under the Exchange Act of 1934 as in effect on the date hereof) whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity.

(aq) "Pro-Rata Acquisition" means an acquisition by a Person of Voting Shares pursuant to:

(i) a Dividend Reinvestment Acquisition;

(ii) a stock dividend, stock split or other event in respect of securities of the Corporation pursuant to which such Person becomes a Beneficial Owner of Voting Shares on the same pro-rata basis as all other holders of securities;

(iii) the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Corporation pursuant to a bona fide rights offering or pursuant to a prospectus; or

(iv) a distribution to the public of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

(ar) "Record Time" means 11:01 a.m. (Vancouver time) on the Effective Date.

(as) "Redemption Price" has the meaning ascribed thereto in Section 6.1(b).

(at) "Right" means a right to purchase Common Shares on and subject to the terms and conditions of this Agreement.

(au) "Rights Agent" means Montreal Trust Company of Canada and any successor rights agent hereunder.

(av) "Rights Certificate" means a certificate representing Rights in substantially the form of Schedule A attached hereto.

(aw) "Rights Register" shall have the meaning ascribed thereto in Section 2.6(a).

(ax) "Securities Act of 1933" means the Securities Act of 1933 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(ay) "Securities Act (Ontario)" means the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(az) "Separation Time" means the close of business on the tenth Business Day after the earlier of:

(i) the Share Acquisition Date; and

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid or a Take-Over Bid which is made by a member of the Gencor Group or a Permitted Transferee but only to the extent and for so long as any such Person is not an Acquiring Person), or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take-Over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

(ba) "Share Acquisition Date" means the first date of a public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario)) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

(bb) "Subsidiary": a corporation shall be deemed to be a subsidiary of another corporation if:

(i) it is controlled by:

(A) that other; or

(B) that other and one or more corporations, each of which is controlled by that other; or

(C) two or more corporations, each of which is controlled by that other; or

(ii) it is a Subsidiary of a corporation that is that other's Subsidiary.

(bc) "Take-Over Bid" means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities, convertible into Voting Shares) together with the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire provided that such an Offer to Acquire shall not be a Take-Over Bid where it is made by a person referred to in subsections 1.1(a)(i) to and including 1.1(a)(vii).

(bd) "Trading Day" means, when used with respect to any securities, a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day.

(be) "U.S.-Canadian Exchange Rate" means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in the manner determined by the Board of Directors from time to time.

(bf) "U.S. Dollar Equivalent" means, for any amount which is expressed in Canadian dollars on any date, the United States dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(bg) "Voting Shares" means the Common Shares and any other shares of the Corporation entitled to vote generally and at all times for the election of directors of the Corporation.

(bh) "Voting Share Reduction" means an acquisition or redemption by the Corporation of outstanding Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by a Person to 20% or more of the Voting Shares then outstanding.

1.2 Currency: All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Headings and References: The headings of the articles, sections and subsections of this Agreement and the table of contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs of this Agreement. The words "hereto", "herein", "hereof", "hereunder", "this Agreement", "the Rights Agreement" and similar expressions refer to this Agreement including the schedule attached hereto as a whole, as the same may be amended, modified or supplemented at any time or from time to time.

1.4 Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares: For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially Owned by any Person, will be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A = the number of votes for the election of all directors generally attaching to the Voting Shares of the particular class Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the particular class.

Where any Person is deemed to Beneficially Own unissued Voting Shares such Voting Shares will be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.5 Acting Jointly or in Concert: For purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with another Person if such Person would be deemed to be acting jointly or in concert with such other Person for purposes of Section 91(1) of the Securities Act (Ontario) (other than by virtue of the inclusion of the word "associate" in Section 91(1) of the Securities Act (Ontario) as it exists on the date hereof). Notwithstanding the foregoing and for greater certainty, the phrase "acting jointly or in concert", wherever used in this Agreement, shall not include conduct:

(a) unrelated to the Corporation; or

(b) pertaining to:

(i) voting or directing the vote of securities of the Corporation pursuant to a revocable proxy given in response to a public proxy solicitation;

(ii) voting or directing the vote of securities of the Corporation in connection with or in order to participate in a public proxy solicitation made or to be made;

(iii) having an agreement, arrangement or understanding with respect to a particular shareholder proposal or a particular matter to come before a meeting of shareholders, including the election of directors.

1.6 Generally Accepted Accounting Principles: Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as of the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1 Legend on Common Share Certificates: Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, will also evidence one Right for each Common Share represented thereby and shall have impressed, printed or written thereon or otherwise affixed thereto the following legend:

> "Until the Separation Time (as such term is defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain rights as set forth in the shareholder rights agreement (the "Shareholder Rights Agreement") dated as of November 14, 1996 between Eldorado Gold Corporation and HRC Development Corporation, which corporations amalgamated to form Eldorado Gold Corporation (the "Corporation") and Montreal Trust Company of Canada, as Rights Agent, as supplemented and amended, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Corporation. Under certain circumstances as set forth in the Shareholder Rights Agreement, such Rights may be amended, redeemed or exchanged, may expire, may lapse, may become void (if, in certain circumstances, they are "Beneficially Owned" by a person who is or becomes an "Acquiring Person", as such terms are defined in the Shareholder Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Certificates representing Common Shares that are issued and outstanding at the Record Time will also evidence one Right for each one Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights:

(a) Exercise Terms: Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries will be void.

(b) No Exercise Prior to Separation Time: Until the Separation Time:

(i) the Rights will not be exercisable and no Right may be exercised; and

(ii) each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c) Exercise After Separation Time: From and after the Separation Time and prior to the Expiration Time:

(i) the Rights are exercisable; and

(ii) the registration and transfer of Rights will be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of such Rights (a "Nominee")), and to each holder of record of Convertible Debentures as of the Separation Time (other than an Acquiring Person or a Nominee or an Acquiring Person) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose);

(iii) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as made be required to comply with any law, rule or regulation or with any rule or regulation or any self-regulatory organization, stock exchange or "system" on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv) a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (iii) and (iv) in respect of all Common Shares and Convertible Debentures of the Corporation held of record by it which are not Beneficially Owned by an Acquiring Person.

(d) Manner of Exercise: Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i) the Rights Certificate evidencing such Right;

(ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii) payment by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved and the transfer or delivery of Rights Certificates or the issuance or delivery of certificates of Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Issue of Common Shares: Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii) after receipt of the Certificates referred to in Section 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; and

(iv) when appropriate, after receipt, deliver the cash referred to in clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate.

(f) Partial Exercise: In case the holder of any Rights shall exercise less than all of the Rights evidenced by the Rights Certificate of such holder, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of

Subsection 6.5(a)) will be issued by the Rights Agent to such holder or to such holder's authorized assigns.

(g) Covenants: The Corporation covenants and agrees to:

(i) take all such action as may be necessary on its part and within its powers to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Common Shares (subject to payment of the Exercise Price), be validly authorized, executed, issued and delivered and be fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with any applicable requirements of the Canada Business Corporations Act, the Securities Act (Ontario), and the securities laws or comparable legislation of each of the other provinces and territories of Canada, and any other applicable law, rule or regulation thereof, in connection with the issue and delivery of the Rights Certificates and the issuance of the Common Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon the stock exchanges upon which the Common Shares were traded immediately prior to the Share Acquisition Date;

(iv) cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for the Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 6.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(h) Authorized Capital: If the number of Common Shares which are not issued or reserved for issue is insufficient to permit the exercise in full of the Rights in accordance with this Section 2.2, then each Right, when such Right is aggregated with a sufficient number of Rights to acquire a whole number of Common Shares, will entitle the holder thereof, after the Separation Time, to purchase that number of Common Shares at the Exercise Price per Common Share equal to the quotient determined by dividing the difference between the number of authorized Common Shares and the number of Common Shares then issued or allotted or reserved for issuance by the Corporation, by the number of Rights then outstanding.

2.3 Adjustments to Exercise Price; Number of Rights: The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) Share Reorganization: If the Corporation shall at any time after the date of this Agreement:

(i) declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any optional stock dividend program;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3,

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(1) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(2) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it in effect following the payment or effective date of the event referred to in Clause 2.3(a)(i), (ii), (iii) or (iv), as the case may be.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b) Rights Offering: If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to the Dividend Reinvestment Plan or any employee benefit stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current Market Price per share (determined as provided in such plans) of the Common Shares.

(c) Special Distribution: If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the

Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Minimum Adjustments: Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i) three years from the date of the transaction which gives rise to such adjustment; or

(ii) the Expiration Date.

(e) Discretionary Adjustment: If the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. The Corporation and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(f) Benefit of Adjustments: Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g) No Change of Certificates: Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h) Timing of Issuance: In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment;

(i) Adjustments Regarding Tax: Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i) consolidation or subdivision of Common Shares;

(ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii) stock dividends; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

2.4 Date on Which Exercise is Effective: Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Common Shares of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the transfer books of the Common Shares are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates:

(a) Execution: The Rights Certificates shall be executed on behalf of the Corporation, under its corporate seal reproduced thereon, by any one of its Chairman, President, Chief Executive Officer or a Vice-President or Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b) Valid Signatures: Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c) Delivery: Promptly after the Corporation learns of the Separation Time, the Corporation shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d) Date: Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange:

(a) Maintaining of Register: The Corporation shall cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights ("Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine such register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b) Effect of Transfer or Exchange: All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such

Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Transfer or Exchange of Rights: Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon completed and executed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, executed by the holder thereof or the attorney of such holder duly authorized in writing. As a condition to the issue of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses, including the reasonable fees and expenses of its Rights Agent, connected therewith.

(d) No Transfer or Exchange After Termination: The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated under Section 5.1 hereof.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates:

(a) Mutilation: If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time, evidence to their satisfaction of the mutilation or defacing of any Rights Certificate, the Corporation shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate upon surrender and cancellation of the mutilated or defaced Rights Certificate.

(b) Destruction, Loss: If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) Taxes: As a condition to the issue of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses, including the reasonable fees and expenses of the Rights Agent, connected therewith.

(d) Original Obligation: Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any mutilated, destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the mutilated, destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights issued hereunder.

2.8 Persons Deemed Owners: The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Right shall mean the registered holder of such Right (or, prior to the Separation Time of the associated Common Share).

2.9 Delivery and Cancellation of Certificates: All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 Agreement of Rights Holders: Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights and Debenture Rights that:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common Shares) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common Shares) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the certificate evidencing the associated Common Shares made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) such holder has waived all rights to receive any fractional Right or any fractional Common Share or other securities upon exercise of a Right (except as provided herein); and

(f) that, subject to the provisions of Section 6.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

2.11 Rights Certificate holder Not Deemed a Shareholder: No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to the holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Rights or Rights evidenced by the Rights Certificates shall have been duly exercised in accordance with the terms and the provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1 Flip-in Event:

(a) Flip-In: Subject to the provisions of Sections 3.2 and Section 6.1, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred).

(b) Certain Rights Void: Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person; or

(ii) a transferee of Rights, directly or indirectly, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i),

shall become null and void without any further action and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c) Compliance with Laws: From and after the Separation Time, the Corporation shall do all acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things that may be required to satisfy the requirements of the Securities Act (Ontario) and the securities laws or comparable legislation of each of the Provinces of Canada in respect of the issue of Common Shares on the exercise of Rights in accordance with this Agreement.

(d) Legend: Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain and be deemed to contain the following legend:

> "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as

> such terms are defined in the Shareholder Rights Agreement) or a Person was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

3.2 Exchange Option:

(a) Optional Exchange: In the event that the Board of Directors acting in good faith shall determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights and Debenture Rights pursuant to this Agreement, the Board of Directors may at its option and without seeking the approval of holders of Common Shares, Convertible Debentures, Rights or Debenture Rights, at any time after a Flip-in Event has occurred, authorize the Corporation to issue and deliver in respect of each Right which is not void pursuant to Section 3.1(b) either:

(i) in return for the Exercise Price and Right, cash, debt, equity or other securities or other property or assets (or a combination thereof) having a value equal to twice the Exercise Price; or

(ii) in return for the Right and without further charge, subject to any amounts that may be required to be paid under applicable law, cash, debt, equity or other securities or other property or assets (or a combination thereof), having a value equal to the Exercise Price;

in full and final settlement of all rights attaching to the Rights; provided that the value of any such debt, equity or other securities or other property or assets shall be determined by the Board of Directors who may rely for that purpose on the advice of a nationally recognized Canadian firm of investment dealers or investment bankers selected by the Board of Directors. To the extent that the Board of Directors determines in good faith that any action need be taken pursuant to this Section 3.2, the Board of Directors may suspend the exercisability of the Rights for a period up to 60 days following the date of the occurrence of the relevant Flip-in Event in order to determine the appropriate form and value of cash, debt, equity or other securities or other property or assets (or a combination thereof) to be issued or delivered on such exchange for Rights. In the event of any such suspension, the Corporation shall notify the Rights Agent and issue as promptly as practicable a public announcement stating that the exercisability of the Rights has been temporarily suspended.

(b) Termination of Right to Exercise: If the Board of Directors authorizes and directs the exchange of cash, debt, other equity securities or other property or assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a) hereof, then without any further action or notice the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive such cash, debt, other equity securities or other property or assets (or a combination thereof) in accordance with the determination of the Board of Directors made pursuant to Section 3.2(a). Within 10 Business Days of the Board of Directors authorizing and directing any such exchange, the Corporation shall give notice of such exchange to the holders of such Rights in accordance with Section 6.9. Each such notice of exchange shall state the method by which the exchange of cash, debt, other equity securities or other property or assets (or a combination thereof) for Rights will be effected.

(c) Additional Securities: If there shall not be sufficient securities authorized but unissued to permit the exchange in full of Rights pursuant to this Section 3.2, the Corporation will take all such action as may be necessary to authorize additional securities for issuance upon the exchange of Rights provided however, that the Corporation shall not be required to issue fractions of securities or to distribute certificates evidencing fractional securities. In lieu of issuing such fractional securities, subject to Section 6.5(b), there shall be paid to the registered holders of Rights to whom such fractional securities would otherwise be issuable, an amount in cash equal to the same fraction of the market price of a whole such security.

ARTICLE 4
THE RIGHTS AGENT

4.1 General:

(a) Appointment of Rights Agent: The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more Co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Corporation may determine. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and performance of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification shall survive the termination of this Agreement.

(b) Protection of Rights Agent: The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Common Shares, or any Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2 Merger or Amalgamation or Change of Name of Rights Agent:

(a) Merger: Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned, and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent, and in all such cases such Rights Certificates shall have the full force and effect provided in the Rights Certificates and in this Agreement.

(b) Change of Name: In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned, and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent: The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) Legal Counsel: The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion.

(b) Satisfactory Proof: Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer or any Vice-President and by the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) Bad Faith: The Rights Agent shall be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d) Recitals: The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates representing Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made only by the Corporation.

(e) No Responsibility: The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate representing Common Shares or Rights Certificate (except its countersignature thereof), nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate, any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 2.11 or Subsection 3.2(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment) nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

(f) Performance By Corporation: The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) Persons To Give Instructions: The Rights Agent is hereby authorized to rely upon and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer, any Vice-President, the Secretary, any Assistant Secretary, the Chief Financial Officer, the Treasurer or any Assistant Treasurer of the Corporation and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with the instructions of any such person.

(h) Ability To Deal: The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i) No Liability: The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent: The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days' notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to each transfer agent of Common Shares and Convertible Debentures by first class or registered mail. The Corporation may remove the Rights Agent upon 60 days' notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of Common Shares and Convertible Debentures by first class or registered mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation shall appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights or Debenture Rights (which holder shall, with such notice, submit the Rights Certificate of such holder for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a trust company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Provinces of Ontario and British Columbia. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; provided that the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation shall file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
DEBENTURE RIGHTS

5.1 Convertible Debenture Certificates: Certificates representing Convertible Debentures which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Debenture Right for each US$1,000 principal amount of Convertible Debentures represented thereby and each Debenture Right will be transferable only together with, and will be transferred by a transfer of, such Convertible Debentures. Each such certificate shall have impressed on, printed on, written on or otherwise affixed to it the following legend:

> "Until the Separation Time (defined in the Shareholder Rights Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Agreement dated as of November 14, 1996 between Eldorado Gold Corporation and HRC Development Corporation, which corporations amalgamated to form Eldorado Gold Corporation (the "Corporation") and Montreal Trust Company of Canada, as supplemented and amended (the "Shareholder Rights Agreement"), the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Rights Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Certificates for the Convertible Debentures outstanding at the Record Time shall evidence one Debenture Right for each US$1,000 principal amount of Convertible Debentures represented thereby notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time. Each Debenture Right will be transferable only together with, and will be transferred by a transfer of, such Convertible Debentures. Notwithstanding any other provision of this Agreement, any Debenture Rights held by the Corporation or any of its Subsidiaries shall be void.

5.2 Conversion of Debenture Rights:

(a) Each Debenture Right will entitle the holder thereof, prior to the earlier of the Separation Time and the Expiration Time, to one Right for each whole Common Share issued to the holder upon due exercise of the conversion privilege attached to the Convertible Debentures associated with such Debenture Right without any further payment therefor, and upon such issuance of a Common Share, the Debenture Right shall be deemed to have been automatically converted into one Right for each Common Share so issued, such Right to be evidenced by the certificate evidencing such Common Share as provided in Section 2.1. The holder of a Debenture Right shall not be entitled to, and the Corporation shall not be required to issue, any fraction of a Right or any payment in lieu thereof on exercise of such conversion privilege.

(b) In the event the Separation Time occurs prior to the Convertible Debentures being converted to Common Shares, each Debenture Right will entitle the holder thereof to one Right for each whole Common Share into which the Convertible Debentures are then convertible at the then applicable conversion price and, as of the Separation Time, such holder's Debenture Rights shall be deemed to have automatically become one Right for each such whole Common Share.

5.3 Persons Deemed Owners: The Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a certificate for the Convertible Debentures is registered as the absolute owner thereof and of the Debenture Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Debenture Rights shall mean the registered Holder of the associated Convertible Debentures.

5.4 Agreement of Debenture Rights Holders: Every holder of Debenture Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Debenture Rights and Rights that:

(a) he will be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Debenture Rights held;

(b) each Debenture Right will be transferable only together with, and will be transferred by a transfer of, the associated Convertible Debentures;

(c) the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name the associated Convertible Debentures certificate is registered as the absolute owner thereof and of the Debenture Rights evidenced thereby (notwithstanding any notations of ownership or writing on such associated Convertible Debentures certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary; and

(d) without the approval of any holder of Debenture Rights and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

ARTICLE 6
MISCELLANEOUS

6.1 Redemption and Waiver:

(a) The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event (which for greater certainty shall not include the circumstances described in Subsection 6.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 6.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event which may arise in respect of any Take-Over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors waived the application of Section 3.1.

(b) The Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights and Debenture Rights at a redemption price of $0.0001 per Right or Debenture Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

(c) In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, not less than 90% of the outstanding Common Shares other than Common Shares Beneficially Owned at the date of the Permitted Bid or the Competing Permitted Bid by such Person, then the Board of Directors of the Corporation shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights and the Debenture Rights at the Redemption Price.

(d) Where a Take-Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in

Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e) If the Board of Directors is deemed under Subsection 6.1(c) to have elected, or elects under either of Subsection 6.1(b) or (d), to redeem the Rights, the right to exercise the Rights and the Debenture Rights, will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights and Debenture Rights shall be to receive the Redemption Price.

(f) Within 10 days after the Board of Directors is deemed under Subsection 6.1(c) to have elected, or elects under Subsection 6.1(b) or (d), to redeem the Rights and Debenture Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights and Debenture Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares or Convertible Debentures. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g) Upon the Rights being redeemed pursuant to Subsection 6.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares and Convertible Debentures as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h) The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 6.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

6.2 Expiration: No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

6.3 Issue of New Rights Certificates: Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

6.4 Supplements and Amendments:

(a) The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in Section 6.15, supplement or amend this Agreement without the approval of any holders of Rights or Debenture Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 6.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to Section 6.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights or Debenture Rights (whether or not such action would materially adversely affect the interests of the holders of Rights or Debenture Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c) The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Share Acquisition Date, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the Canada Business Corporations Act with respect to meetings of shareholders of the Corporation.

(e) Any amendments made by the Corporation to this Agreement pursuant to Subsection 6.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 6.4(b), confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 6.4(c), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

6.5 Fractional Rights and Fractional Common Shares:

(a) No Fractional Rights: The Corporation shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights the Corporation shall pay to the holders of record of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b) No Fractional Common Shares: The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the holders of record of Right Certificates at the time such

Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share.

6.6 Rights of Action: Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise the Rights of such holder in the manner provided in the Rights Certificate of such holder and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

6.7 Regulatory Approvals: Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of the Vancouver Stock Exchange and The Toronto Stock Exchange and other exchanges will be obtained, such as to the issuance of Common Shares upon the exercise of Rights under Section 2.2(d).

6.8 Declaration as to Non-Canadian holders: If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights, Debenture Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

6.9 Notices:

(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights or Debenture Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Eldorado Gold Corporation
Suite 1920, Guinness Tower
1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Attention: President
Telecopy No.: (604) 687-4026

With a copy to:

Stikeman, Elliott
Barristers & Solicitors
Suite 1700, Park Place
666 Burrard Street
Vancouver, B.C.
V6C 2X8

Attention: R. Stuart Angus
Telecopy No.: (604) 681-1825

(b) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights or Debenture Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Montreal Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, B.C.
V6C 3B9

Attention: Manager, Client Services
Telecopy No.: (604) 683-3694

(c) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights or Debenture Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares or Convertible Debentures, as the case may be. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d) Any notice given or made in accordance with this Section 6.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice to the other given in the manner aforesaid.

6.10 Costs of Enforcement: The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person shall reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

6.11 Successors: All of the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind their respective successors and assigns and shall enure to the benefit of their respective successors and permitted assigns hereunder.

6.12 Benefits of this Agreement: Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of Rights or Debenture Rights any legal or equitable right, remedy or claim under this Agreement and this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of Rights and Debenture Rights.

6.13 Governing Law: This Agreement and each Right and Debenture Right issued hereunder shall be deemed to be a contract made under the laws of British Columbia and for all purposes shall be governed by and construed in accordance with such laws.

6.14 Severability: If any term or provision hereof or the application thereof in any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision in circumstances other than those as to which it is held invalid or unenforceable.

6.15 Effective Date: This Agreement is intended, by its terms, to become effective at the Record Time on the Effective Date. If this Agreement is not confirmed by a majority of the votes cast by holders of Voting Shares who vote in respect of confirmation of this Agreement at the Shareholders' meeting of Eldorado and HRC to be held on November 15, 1996 or at any adjournment thereof, then this Agreement shall terminate and be void and shall not come into force and effect and no Rights shall be issued. Upon issuance of the Rights and the Debenture Rights referred to in preamble C(1) and (2), the Shareholder Rights Plan Agreement, as amended, made as of March 8, 1995 between Eldorado and the Rights Agent, will terminate and be of no further force or effect from and after such time.

6.16 Reconfirmation: Notwithstanding the confirmation of this Agreement pursuant to Section 6.15, the Corporation shall request the reconfirmation of this Agreement at a meeting of holders of Voting Shares to be held later than the date on which the annual meeting of holders of Voting Shares to be held in the year 2002 terminates. If the Agreement is not reconfirmed at such meeting by a majority of the votes cast by holders of Voting Shares who vote in respect of the reconfirmation of this Agreement, this Agreement and all outstanding Rights and Debenture Rights shall terminate and be void and of no further force and effect on and from the close of business on that date which is the earlier of the date of termination of the meeting called to consider the reconfirmation of this Agreement under this Section and the date of termination of the annual meeting of holders of Voting Shares to be held in the year 2002; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 6.1(a) or (h) hereof) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 6.16.

6.17 Determinations and Actions by the Board of Directors: The Board of Directors of the Corporation shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (a) interpret the provisions of this Agreement and (b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or redeem or not to terminate or redeem the Rights or to amend the Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of the balance of this sentence, all omissions with respect to the foregoing) which are done or made by the Board of Directors shall be final, conclusive and binding on the Corporation, the Rights Agent, the holders of Rights and all other parties and shall not subject the Board of Directors to any liability to the holders of Rights.

6.18 Counterparts: This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed.

ELDORADO GOLD CORPORATION

By: ______________________
Name: Richard J. Barclay
Title: President

(signatures continued on next page)

(signatures continued from previous page)

HRC DEVELOPMENT CORPORATION

By: ______________________________
Name: Richard J. Barclay
Title: President

MONTREAL TRUST COMPANY OF CANADA

By: ______________________________
Name: Kim Wong
Title: Adjutant Manager

SCHEDULE A TO THE RIGHTS AGREEMENT
DATED AS OF NOVEMBER ⊖, 1996 BETWEEN
ELDORADO GOLD CORPORATION AND HRC DEVELOPMENT CORPORATION
(which corporations amalgamated to form Eldorado Gold Corporation)
AND MONTREAL TRUST COMPANY OF CANADA

[Form of Rights Certificate]

Certificate No. __________ __________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION OR MANDATORY EXCHANGE, AT THE OPTION OF ELDORADO GOLD CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. RIGHTS BENEFICIALLY OWNED BY ACQUIRING PERSONS (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR CERTAIN TRANSFEREES THEREOF ARE VOID.

Rights Certificate

This certifies that __________________, or registered assigns, is the holder of record of the number of Rights set forth above, each one of which entitles the holder of record thereof, subject to the terms, provisions and conditions of the Shareholder Rights Agreement (the "Shareholder Rights Agreement"), dated as of November ⊖, 1996 between Eldorado Gold Corporation and HRC Development Corporation (which corporations amalgamated to form Eldorado Gold Corporation (the "Corporation"), a corporation amalgamated under the Canada Business Corporations Act),and Montreal Trust Company of Canada, a trust company chartered under the laws of Canada, as Rights Agent under the Shareholder Rights Agreement, as supplemented and amended, to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Shareholder Rights Agreement), one common share of the Corporation (a "Common Share") (subject to adjustment as provided in the Shareholder Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a completed and executed Form of Election to Exercise at the principal office of the Rights Agent in Vancouver, Canada. The Exercise Price shall initially be Cdn.$25 per Common Share and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

In certain circumstances described in the Shareholder Rights Agreement, the Rights evidenced hereby may entitle the holder of record thereof to purchase shares of an entity other than the Corporation or to purchase or receive in exchange for such Rights assets, securities or shares of the Corporation other than Common Shares or more or less than one Common Share, or some combination of the foregoing, all as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Shareholder Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. A copy of the Shareholder Rights Agreement is on file at the principal executive office of the Corporation and is available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing the aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the holder of record shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provision of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at the option of the Corporation.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be terminated or amended by the Corporation at its option without the consent of holders of Rights.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one whole Right. After the Separation Time, in lieu of issuing fractional Rights a cash payment will be made as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting, to give or withhold consent to any corporate action, to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Shareholder Rights Agreement), to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

ELDORADO GOLD CORPORATION

By: ______________________________

Name:
Title:

(signatures continued on next page)

(signatures continued from previous page)

Countersigned:

MONTREAL TRUST COMPANY OF CANADA

By: __________________________________

Name:
Title:

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the holder of record if such holder desires to transfer the Rights.)

FOR VALUE RECEIVED ______________________________ hereby sells,

assigns and transfers unto ______________________________

____
(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________ as attorney, to transfer the within Rights Certificate on the books of the Corporation with full power of substitution.

Dated: ______________

Signature Guaranteed:

____
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a member firm of a recognized stock exchange in Canada or a Canadian chartered bank or trust company.

CERTIFICATION
(To be completed if true)

The undersigned hereby represents, warrants and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

____
Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

FORM OF ELECTION TO EXERCISE

(To be executed if the holder desires to exercise the Rights Certificate)

TO: ______________________

The undersigned hereby irrevocably elects to exercise ____________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

____

Address:

____

____

Social Insurance or Other Taxpayer Identification Number: ______________________________

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall be registered in the name of and delivered to:

____

Address:

____

____

Social Insurance or Other Taxpayer Identification Number: ______________________________

Dated: ____________________

Signature Guaranteed:

____
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a member firm of a recognized stock exchange in Canada or a Canadian chartered bank or trust company.

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Right Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

____
Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

ELDORADO GOLD CORPORATION

02 JUL 21

December 31, 2001

Report to Shareholders

Suite 920, Guinness Tower
1055 West Hastings Street
Vancouver, British Columbia
V6E 2E9

Phone: (604) 687-4018
Fax: (604) 687-4026

Eldorado Gold Corporation

Consolidated Balance Sheets
Expressed in thousands of U.S. dollars

	December 31	
	2001	2000
ASSETS	Restated	Restated
Current Assets	(Note 8)	(Note 8)
Cash and cash equivalents	$ 4,752	$ 2,300
Restricted cash (Note 9)	475	7,053
Accounts receivable	3,747	4,944
Inventories (Note 4)	5,069	4,669
	14,043	18,966
Mine property, plant and equipment (Note 5)	66,495	70,627
Mineral properties and deferred development (Note 5)	30,673	29,442
Investments and advances	122	277
Future income taxes (Note 13)	-	203
Other assets and deferred charges (Note 6)	1,961	1,675
	$ 113,294	$ 121,190
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 11,769	$ 6,553
Current portion of long term debt (Note 9)	6,243	7,331
	18,012	13,884
Provision for reclamation costs	3,467	3,467
Deferred gain (Note 7)	5,621	4,322
Future income taxes (Note 13)	178	193
Convertible debentures (Note 8)	8,482	8,303
Long term debt (Note 9)	9,103	18,006
	44,863	48,175
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	316,406	310,527
Special warrants (Note 10)	-	5,840
Equity portion of convertible debentures (Note 8)	1,400	1,400
Deficit	(249,375)	(244,752)
	68,431	73,015
	$ 113,294	$ 121,190

Nature of operations (Note 1)
Commitments and Contingencies (Note 14)
Subsequent events (Note 9, 10 and 17)

Approved by the Board

Director

Director

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

Expressed in thousands of U.S. dollars except per share amounts

	Year ended December 31 2001 Restated (Note 8)	Year ended December 31 2000 Restated (Note 8)
Revenue		
Gold sales	$ 33,523	$ 51,455
Interest and other income	944	1,962
	34,467	53,417
Expenses		
Operating costs	22,753	34,013
Depletion, depreciation and amortization	8,991	11,369
General and administrative	3,296	3,163
Exploration expense	508	539
Interest and financing costs	2,655	3,749
Reclamation	-	674
Foreign exchange loss (gain)	173	(576)
	38,376	52,931
(Loss) profit before the undemoted items	(3,909)	486
Write down, disposals of investments and advances	(24)	(59)
Reorganization costs	(406)	-
Gain on disposals of mine property, plant and equipment	74	-
Gain on disposition of subsidiary	-	297
(Loss) profit before income taxes	(4,265)	724
Taxes (Note 13)		
Current	(155)	1,019
Future	(203)	(1,310)
Net (loss) income for the year	$ (4,623)	$ 433
Deficit at the beginning of the year:		
As previously reported	-	(244,791)
Change in convertible debentures (Note 8)	-	(394)
As restated	$ (244,752)	$ (245,185)
Deficit at the end of the year	$ (249,375)	$ (244,752)
Weighted average number of shares outstanding	99,736,407	79,874,211
Basic (Loss) Income per share - U.S.$	$ (0.05)	$ 0.01
Basic (Loss) Income per share - CDN.$	$ (0.08)	$ 0.02

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
Expressed in thousands of U.S. dollars

	Year ended December 31 2001 Restated (Note 8)	Year ended December 31 2000 Restated (Note 8)
Cash flows from operating activities		
Net (loss) income for the year	$ (4,623)	$ 433
Items not affecting cash		
Depletion, depreciation and amortization	8,991	11,369
Future income taxes	203	1,310
Reclamation	-	674
Write-down, disposals of investments and advances	24	59
Gain on disposals of mine property, plant and equipment	(74)	-
Gain on disposition of subsidiary	-	(297)
Interest and financing costs	373	260
Amortization of hedging gain	(2,791)	(5,167)
Foreign exchange loss	789	224
	2,892	8,865
Decrease (increase) in accounts receivable	1,197	(2,676)
(Increase) decrease in inventories	(400)	384
Increase (decrease) in accounts payable and accrued liabilities	5,250	(2,495)
Liquidation of hedges	4,090	511
	13,029	4,589
Cash flow from investing activities		
Mine property, plant and equipment	(4,513)	(4,183)
Proceeds from disposals of mine property, plant and equipment	231	-
Mineral properties and deferred development	(1,231)	(1,757)
Investments and advances	61	(11)
Proceeds from disposals of investments and advances	70	-
Reclamation costs incurred	-	(779)
Restricted cash	6,578	(3,784)
	1,196	(10,514)
Cash flow from financing activities		
Repayment of long-term debt	(10,660)	(6,514)
Proceeds from disposition of subsidiary	-	303
Issue of common shares:		
Voting - for cash	5	5,662
Special warrants	-	5,840
Other assets and deferred charges	(295)	(60)
	(10,950)	5,231
Foreign exchange loss on cash held in foreign currency	(823)	(259)
Net increase (decrease) in cash and cash equivalents	2,452	(953)
Cash and cash equivalents at beginning of the year	2,300	3,253
Cash and cash equivalents at end of the year	$ 4,752	$ 2,300
Supplemental cash flow information		
Interest paid	$ 1,725	$ 3,020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2001, and 2000
Expressed in Thousands of U.S. dollars except per share amounts

1. Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and was produced in Mexico until the sales of the Mexican subsidiaries. Exploration activities are carried on in Brazil and Turkey.

Management estimates that the Company has sufficient working capital and anticipated cash flow to meet its planned normal operating expenditures and debt repayments for the next fiscal year. The Company has agreed to further reduce its net debt. (Note 17) If the Company can not make such a reduction it may be necessary to amend the credit agreement to access its restricted cash or defer scheduled repayments. The Company has been successful in amending its credit agreement in the past, but there can be no assurance that it will be able to do so in the future.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2. Significant Accounting Policies

Basis of consolidation

The consolidated financial statements include the accounts of Eldorado and its subsidiaries. The consolidated financial statements have been prepared using accounting principles generally accepted in Canada.

Foreign currency translation

Eldorado's subsidiaries are integrated operations. The financial statements and other transactions stated in foreign currencies are translated into U.S. dollars using the temporal method, as noted below:

Monetary assets and liabilities are translated at the exchange rate at the balance sheet dates;
Non-monetary assets are translated at historical rates;
Revenue and expense items are translated at the average rate for the year; and
Translation gains and losses are included in operations.

Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments, which on acquisition have a term to maturity of three months or less. The Company limits its exposure to credit loss by placing its cash with creditworthy institutions.

Inventories

In-process inventories, including ore stockpiles when applicable, are valued at the lower of average production costs and net realizable value, after a reasonable allowance for further processing costs. Materials and supplies are valued at the lower of average cost and replacement cost.

2. **Significant Accounting Policies (continued)**

Investments

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than temporary.

Property, plant and equipment

Property, plant and equipment are carried at cost, including costs associated with properties under development. Assets used in commercial production are subject to depreciation and depletion over their estimated useful lives, on the basis described below.

Mineral properties, capitalized development and stripping costs;

Where the mine operating plan calls for production from well defined ore reserves, the unit of production method is applied. Buildings, machinery, mobile and other equipment are depreciated on a straight-line basis over their useful lives, ranging from 5 to 8 years.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and development property are calculated using estimated future sale prices (considering historical and current prices, price trends and related factors) and operating capital and reclamation costs. If it is determined that the estimated net recoverable amount is less than the carrying value, a write-down to the estimated net recoverable amount is made with a charge to operations.

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource is established on a property, from which time exploration expenditures are capitalized. Capitalized amounts are expensed if it is determined that a mineral property is not economic.

Deferred financing charges

Deferred financing charges consist of commissions and expenses related to establishing the related indebtedness and are being amortized to operations over the life of such indebtedness.

Environmental reclamation, rehabilitation and mine closure costs

Expenditures related to environmental protection, reclamation and site restorations undertaken during mine operations are expensed as incurred. Costs to be incurred at, or subsequent, to the closing of a mine are estimated and charged against operations over the estimated life of the mine or until it is estimated an adequate provision exists.

2. Significant Accounting Policies (continued)

Revenue recognition

Gold and silver revenues are recorded at the estimated net realizable value of dore sales. Adjustments to these amounts are made after final prices, weights, and assays are determined. Silver revenues are recorded as a cost recovery. Gains and losses realized on financial instruments used to hedge gold price risk are recognized in sales revenue when the related production is sold.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Where the probability of the realization of the future income tax asset is not more likely than not, a valuation allowance is recorded.

The most significant estimates are related to the physical and economic lives of mineral assets and site restoration costs and related obligations.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of the realization is more likely than not.

Share option plan

The Company has a share option plan as described in Note 10. No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Loss (earnings) per share

Loss (earnings) per share is calculated based on the weighted average number of common shares issued and outstanding during the year of 99,736,407 (2000-79,874,211). The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, CICA 3500, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Expressed in Thousands of U.S. dollars except per share amounts

3. Sale of Mexican Subsidiaries

Effective November 1, 2000 the Company sold its Mexican subsidiaries to Conservación y Señalamiento Vial and Exploraciones Mineras del Desierto S.A. de C.V. The Company received $500 cash and the purchaser forgave $1,459 debt owed by the Company.

Assets and liabilities as at the date of sale are as follows

	2001	2000
Assets		
Total Assets	$ -	$ 7,470
Liabilities		
Total Liabilities	$ -	$ 4,387
Shareholders' equity	$ -	$ 3,083
Consideration received - cash	-	(500)
Deferred gain	-	(2,752)
Witholding tax	-	(128)
(Gain) on disposition of subsidiary	$ -	$ (297)

The financial statements include the results of operations of the subsidiaries for the period January 1, 2000 to October 31, 2000.

4. Inventories

	2001	2000
In process inventory	$ 975	$ 437
Materials and Supplies	4,094	4,232
	$ 5,069	$ 4,669

Expressed in Thousands of U.S. dollars except per share amounts

5. Property, Plant and Equipment

		2001		2000
Mine property, plant and equipment				
São Bento mine	$	104,381	$	100,302
Accumulated depreciation and depletion		(38,254)		(30,247)
	$	66,127	$	70,055
Office furniture and equipment	$	1,838	$	2,087
Accumulated depreciation		(1,470)		(1,515)
	$	368	$	572
Mineral properties and deferred development	$	30,673	$	29,442
	$	97,168	$	100,069

6. Other Assets and Deferred charges

	2001	2000
Deferred financing charges for:		
Convertible Debenture	$ 690	$ 690
Long term debt	3,077	2,288
Related to debentures converted/ amortization	(512)	(448)
Accumulated amortization	(1,853)	(1,414)
	$ 1,402	$ 1,116
Cash security deposits	559	559
	$ 1,961	$ 1,675

7. Deferred Gain

Eldorado recorded a deferred gain of $4,090 in 2001 ($511 in 2000) as a result of liquidating a portion of its hedging position. An amount of $2,791 was recorded to earnings in 2001. The remaining hedging gains of $5,621 will be taken into income over the years for which the hedges were originally established per the table below.

	2002	2003	2004
Deferred Gain	$ 4,143	$ 1,807	$ (329)

Expressed in Thousands of U.S. dollars except per share amounts

8. Convertible Debentures

	2001	2000
Debentures	$ 8,482	$ 8,303
Equity portion of convertible debentures	1,400	1,400

Debentures maturing November 1, 2004

Under an agency agreement dated November 3, 1994 Eldorado issued $10,000 of special notes at a price of $1 per special note, for cash of $9,500 net of agent's commissions. Each note was subsequently exercised into a $1 principal amount 8.25% convertible unsecured subordinated debenture. As at December 31, 2001 and 2000 $9,150 face value of debentures was outstanding. Each $1 debenture matures on November 1, 2004 and is convertible at the holders option into 307.69 common shares of Eldorado representing a conversion price of $3.25 per share. Subject to certain restrictions, the debentures are redeemable for cash at par at the option of Eldorado after November 1, 1997. During 2001, no debentures were converted or redeemed.

Change in accounting method

Subsequent to the initial release of the financial statements as at December 31, 2001, the Company has reviewed the terms of its convertible debentures and determined that the instrument should have been accounted for, on implementation of the guideline on Financial Instruments at December 31,1996, as a debt instrument, at it's present value, with an amount recorded in equity to reflect the estimated fair value of the conversion feature. The debt will be accreted to its face value over the term of the debentures. Accordingly, the Company has corrected its financial statements retroactively and prior periods presented have been restated. The effect on the components of the consolidated financial statements was as follows:

		2001		2000
Liability portion of convertible debentures before change	$	1,870	$	2,427
Change		6,612		5,876
Liability portion of convertible debentures after change	$	8,482	$	8,303
Equity portion of convertible debentures before change	$	7,280	$	6,723
Change		5,880		(5,323)
Equity portion of convertible debentures after change	$	1,400	$	1,400
Net (loss) income for the year before change	$	(3,887)	$	1,106
Change		(736)		(673)
Net (loss) income for the year after change	$	(4,623)	$	433
(Loss) income per share before change	$	(0.04)	$	0.01
(Loss) income per share after change	$	(0.05)	$	0.01

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2001, and 2000
Expressed in Thousands of U.S. dollars except per share amounts

9. Long Term Debt and Restricted Cash

	2001	2000
Restricted Cash		
Reserve account	$ 475	$ 1,305
Liquidity account	-	2,624
Escrow In-Trust account	-	3,124
	$ 475	$ 7,053
Long term debt		
Corporate loan facility	$ 15,103	$ 24,506
Equipment purchase loan	-	498
Energold Mining Ltd. loan	243	333
	$ 15,346	$ 25,337
Current portion	(6,243)	(7,331)
	$ 9,103	$ 18,006

Commencing on March 31, 1999 the Company, as part of the Amended and Restated Credit Agreement (the "ARCA") with NM Rothschild & Sons Ltd. ("NM Rothschild"), agreed to the establishment of a Reserve account in which the Company agreed to deposit cash quarterly under certain circumstances. The purpose of this account is to serve as a reserve against future payments of principal, interest and other amounts due under the Loan Agreement. As at December 31, 2001 the amount held in the Reserve account was $475 (2000 $1,305).

Effective March 1, 2000, in connection with the equity financing described in Note 10, the Company, as part of a Second Agreement and Amendment to the ARCA, agreed to the establishment of a Liquidity Account in which the Company agreed to deposit cash quarterly under certain circumstances. At June 30, 2001 the amount held in the Liquidity Account was used to reduce the loan balance with NM Rothschild.

On January 23, 2001 the hedge position was liquidated, $2,000 was paid to NM Rothschild and flat forward contracts at $296.60 per ounce were acquired to hedge 95% of the forecast gold production of the Company from January 2001 to December 2003.

On June 29, 2001, the Company entered into an agreement ("the Sixth Amendment") with NM Rothschild where among other things the June 30, 2001 principal payment of $1,000 was made from the Company's Reserve and Liquidity Accounts (the "Deposit Accounts"). The funds remaining in the Deposit Accounts were used to prepay the principal payment due on September 30, 2001 of $1,500 and the remaining balance applied to the principal payment due on December 31, 2003.

On July 2, 2001, the Company closed out its gold hedging contracts maturing after December 31, 2001, restructured its gold hedging contracts due July 31, 2001 to December 31, 2001 and closed out all Brazilian Real hedging contracts. The net funds from the hedge Contracts liquidation were applied as prepayment of the NM Rothschild loan reducing the Company's debt by $1,200.

As at December 31, 2001, the total debt outstanding is $15,103, which is made up of $13,909 of loan and $1,194 of accrued fees payable at the time of final principal payment. The loan bears interest at LIBOR plus 2.5%, which was 4.5806% at December 31, 2001.

Expressed in Thousands of U.S. dollars except per share amounts

9. Long Term Debt and Restricted Cash (continued)

As security for this loan, Eldorado has granted NM Rothschild a general security agreement over the assets of Eldorado as well as claims over the mine assets in Brazil and the exploration and development properties in Turkey.

The re-payment schedule on the NM Rothschild corporate facility is as follows:

	2002	2003	2004
Loan re-payment	$ 6,000	$ 9,103	$ -

Subsequent to year end certain terms of the loan were amended (note 17).

Equipment purchase loan

In September 1996 the Company established an equipment purchase loan of which $498 remained outstanding as at December 31, 2000. This loan was fully repaid during the year 2001.

Energold Mining Ltd.

In November of 1998, Eldorado and Energold entered into an agreement dissolving a joint venture formed in April of 1998. As part of the dissolution of the joint venture, Eldorado agreed to pay Energold $333 in the year 2001. This loan bears interest at a rate equal to the Prime Rate plus one percent per annum.

In November of 2001 the Company paid Energold an amount of $71 (Cdn.$112) as partial cash settlement on the note and amended the promissory note to pay the balance of the note of $243 (Cdn.$388) in May of 2002.

10. Share Capital

Eldorado's authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value. The details of the common shares issued and outstanding are as follows:

2000	Shares Issued	Amount
Shares at beginning of the year	74,128,538	$ 304,865
Shares for exercised stock options	416,776	157
Shares for cash consideration	9,500,000	5,505
Shares returned to Treasury	(5,000)	-
Shares at December 31, 2000	84,040,314	$ 310,527
2001		
Shares at beginning of the year	84,040,314	$ 310,527
Shares for exercised stock options	35,000	5
Shares for cash consideration	18,245,458	5,874
Shares at December 31, 2001	102,320,772	$ 316,406

Expressed in Thousands of U.S. dollars except per share amounts

10. Share Capital (continued)

On January 25, 2000, the Company completed a private placement of 9,500,000 Special Warrants at a price of Cdn$.90 per Special Warrant to raise gross proceeds of Cdn$8,550 (US$5,900). Net proceeds received after payment of expenses related to the offering were $5,505. Each Special Warrant was exercisable without payment of additional consideration for a unit (a "Unit") consisting of one common share of Eldorado and one half of a share purchase warrant (a "Warrant"). Each whole Warrant entitled the holder to acquire an additional common share of Eldorado at a price of Cdn$1.10 per common share until January 24, 2002. As at January 24, 2002 no Warrants were exercised and they expired.

On November 24, 2000 the Company completed a private placement of 18,245,458 Special Warrants at a price of Cdn$.55 per Special Warrant to raise gross proceeds of Cdn$10,035 (US$6,520). Net proceeds received after payment of expenses related to the offering were $5,874. Each Special Warrant was exercised without further payment of additional consideration for a unit (a "Unit) consisting of one common share of Company and one half of a share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to acquire an additional common share of the Company at a price of Cdn$.80 per common share until February 22, 2003.

Share option plan

The Company established a share purchase option plan ("the Plan") in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the closing price of the common shares of the Company on The Toronto Stock Exchange on the last business day before the date on which the option is granted. Vesting and terms are at the discretion of the Board of Directors.

A summary of the Company's options at December 31, 2001 and 2000 and the changes for the years ending on those dates is presented below:

Options (Cdn$)	**Outstanding Options**	**Weighted Average Exercise Price**	
2000			
Outstanding options as at January 1, 2000	6,804,310	$	0.93
Granted	945,000		0.79
Exercised	(416,776)		0.55
Expired/Cancelled	(819,391)		0.83
Outstanding options as at December 31, 2000	6,513,143	$	0.84
Excercisable options as at December 31, 2000	6,035,146	$	0.93
2001			
Outstanding options as at January 1, 2001	6,513,143	$	0.84
Granted	2,349,150		0.30
Exercised	(35,000)		0.24
Expired/Cancelled	(4,347,793)		1.05
Outstanding and exercisable options as at December 31, 2001	4,479,500	$	0.51

Expressed in Thousands of U.S. dollars except per share amounts

10. **Share Capital (continued)**

As at December 31, 2001, options to purchase up to 2,680,858 shares remained available to be granted under the Plan. Summaries of the Company's options outstanding, exercise prices and expiry dates are presented below.

Stock Options (Cdn$)

Range of Exercised Price ($)	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)
0.80 to 9.40	546,000	0.7	1.12
0.40 to 1.00	605,000	1.9	0.50
0.50 to 1.00	975,000	2.4	0.53
0.70 to 0.90	332,000	3.2	0.84
0.24 to 0.51	2,021,000	4.7	0.28
0.24 to 9.40	4,479,500	3.21	0.51

The following table summarizes information about the warrants outstanding as at December 31, 2001 and 2000.

	Outstanding Warrants	Weighted Average Conversion Price (Cdn$)
Warrants outstanding at January 1, 2000		
Granted January 25, 2000	4,750,000	1.10
Granted November 24, 2000	9,122,729	0.89
Warrants outstanding at December 31, 2000	13,872,729	0.90
Warrants outstanding at January 1, 2001	13,872,729	0.90
Warrants outstanding at December 31, 2001	13,872,729	0.90

Warrants

Conversion Price ($)	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life (years)	Weighted Average Conversion Price ($)
0.80 to 1.10	13,872,729	0.77	0.90

Expressed in Thousands of U.S. dollars except per share amounts

10. Share Capital (continued)

Shareholder rights plan

On March 8, 1995, the Board of Directors of Eldorado adopted a Shareholder Rights Plan, which was approved by the shareholders at the Annual General meeting on June 5, 1995. Under the terms of the plan, rights are attached to the common shares and to the 8.25% convertible subordinated unsecured debentures. The rights become marketable and exercisable only upon the occurrence of certain specified events. If a person or group acting in concert acquires or announces its intention to acquire 20% or more of the outstanding common shares in a non-permitted bid, each right, on exercise, entitles the holders (other than the acquiring person or group) to purchase common shares of Eldorado at half the current market price per common share.

The rights are not triggered by a "permitted bid" which is, in effect, a bid made to all shareholders for all of the voting shares by way of a bid circular. Such an offer must remain outstanding for at least 75 days and must be accepted by shareholders holding at least 50% of the outstanding shares that are not held by the bidder. At any time prior to the rights becoming exercisable, the Board of Directors may redeem all the rights at $.00001 per right.

11. Financial Instruments

Fair value of financial instruments

At December 31, 2001 and 2000, the fair value of cash, accounts receivable, accounts payable and accrued liabilities approximate their respective carrying values.

The carrying values and estimated fair values of Eldorado's other financial instruments are as follows:

Carrying and Estimated fair values

		Carrying Amount	Estimated fair value
2001			
Financial Assets			
	Forward Gold Sales contracts	$ -	$ 100
	Investments	122	122
Financial Liabilities			
	Convertible debentures	$ 8,482	$ 6,309
	Long term debt	15,346	15,346
2000			
Financial Assets			
	Forward Gold Sales contracts	$ -	$ 4,300
	Foreign Exchange Purchase Commitments	-	(288)
	Investments	277	277
Financial Liabilities			
	Convertible debentures	$ 8,303	$ 5,949
	Long term debt	25,337	25,337

Expressed in Thousands of U.S. dollars except per share amounts

11. Financial Instruments (continued)

Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of gold hedge contracts. The Company's exposure to credit risk in the event of non-performance by counterparties in connection with its metal forward contracts is limited to the unrealized gains on outstanding contracts based on current market prices. Eldorado believes it has minimized credit risk by monitoring the financial conditions of its counterparties and dealing with large, creditworthy institutions.

12. Hedging Commitments

Gold hedging

At December 31, 2001, Eldorado's hedging program consists of the following spot deferred gold contracts.

	2002	2003	2004
Forward gold sales contracts (ounces)	8,118	-	-
Average price ($/oz.)	292	-	-
Deferred gain ($/oz.)	40	-	-
Total ($oz.)	332	-	-

The positions held by Eldorado are in the form of spot deferred contracts including 8,118 ounces to be delivered at a rate of 7,500 ounces per month, at a price of $292.

The mark to market value of the Company's hedge position at December 31, 2001 was $100 at a spot price of $278 per ounce using a contango rate of 1.20%

13. Taxes

Details of income tax expense related to operations are as follows:

		2001	2000
Income Taxes			
Recovery (Expense)			
Current			
	Canada	$ 158	$ 1,297
	Foreign	(313)	(278)
Future			
	Canada	(203)	(1,310)
	Foreign	-	-
		$ (358)	$ (291)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2001, and 2000
Expressed in Thousands of U.S. dollars except per share amounts

13. Taxes (continued)

The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	2001	2000
Statutory Rate	(44.62%)	45.62%
Losses not recognized net of income not subject to tax	16.53	45.06
Gain on disposition of subsidiary not taxable	-	(9.70)
Temporary differences not recorded	-	(70.86)
Non-deductible expense and other items	36.48	30.07
Effective income tax rate	8.39%	40.19%

Eldorado and its subsidiaries have tax losses from prior years, which are available to offset taxable income of future years. These tax losses expire as follows:

2004	2008
$ 2,808	$ 2,944

In addition, the Brazilian subsidiaries have losses of $119,070, which can be used to offset taxable income and $99,552 which can be used to offset income for social contribution tax. These losses have no expiry date and can be used to offset 30% of income in any one year.

No recognition has been given in the accounts to the potential future benefits that may arise on utilization of tax losses.

Future income taxes, as at December 31, 2001, consist of the following temporary differences:

Liabilities	
Tax on undistributed earnings of a subsidiary	$ (178)

Additional temporary differences between the accounting and tax basis of assets and liabilities of $16,165 have not been recognized, as they are unlikely to be realized.

14. Commitments and Contingencies

As at December 31, 2001, Eldorado has the following commitments and contingencies:

Interest on withholding taxes

São Bento Mineraçao may have a liability relating to interest and penalties on accrued but unpaid withholding tax on gold loans. The Company believes there are no grounds to the claim and will defend its position vigorously. If an unfavorable ruling were to occur the Company estimates the liability to be a maximum of $1,000.

15. Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2001 Eldorado had a single producing mine, São Bento with mining and exploration assets located in South America and Turkey. Hedging revenues have been proportionally allocated to the mines based upon their gold production.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2001, and 2000
Expressed in Thousands of U.S. dollars except per share amounts

15. Segmented Information (continued)

	Twelve months ended December 31 2001		ended December 31 2000
Gold sales			
São Bento Mine	$ 33,523	$	39,339
La Colorada Mine	-		12,116
	33,523		**51,455**
Operating costs			
São Bento Mine	22,753		22,656
La Colorada Mine	-		12,031
	22,753		**34,687**
Depletion, depreciation and amortization			
São Bento Mine	8,415		7,815
La Colorada Mine	-		3,223
	8,415		**11,038**
Corporate expenses, net of interest and other income	(5,756)		(4,705)
Exploration expense	(508)		(539)
Write down, disposals of investments and advances	(24)		(59)
Reorganization costs	(406)		-
Gain on disposals of mine property, plant and equipment	74		-
Gain on disposition of subsidiary	-		297
(Loss) profit before income taxes	**(4,265)**		**724**
Taxes			
Current	(155)		1,019
Future	(203)		(1,310)
Net (loss) income for the year	**$ (4,623)**	**$**	**433**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2001, and 2000
Expressed in Thousands of U.S. dollars except per share amounts

15. Segmented Information (continued)

		2001		2000
Segment assets				
São Bento Mine	$	78,855	$	79,650
Total assets for reportable segments		78,855		79,650
Mineral properties and deferred development		30,673		29,442
Other		3,766		12,098
	$	113,294	$	121,190
Revenues by geographic area				
North America	$	218	$	12,790
South America		34,236		40,597
Turkey		13		30
	$	34,467	$	53,417
Net Earnings by geographic area				
North America	$	(6,292)	$	(8,629)
South America		1,994		9,191
Turkey		(222)		(152)
Australia		(103)		23
	$	(4,623)	$	433
Assets by geographic area				
North America	$	3,324	$	11,308
South America		79,011		79,877
Turkey		30,959		30,004
Australia		-		1
	$	113,294	$	121,190

Expressed in Thousands of U.S. dollars except per share amounts

16. Supplementary cash flow information

The Company conducted non-cash investing and financing activities as follows:

	2001	2000
Operating activities		
Foregiveness of amounts owed by the company	$ -	$ (1,459)
	$ -	$ (1,459)
Investing activities		
Foregiveness of amounts owed by the company	$ -	$ 1,459
	$ -	$ 1,459
Financing activities		
Long term debt backend fees accrual	$ (494)	$ (405)
Increase in long term debt	494	405
Interest accrual on convertible debentures	179	159
Convertible debentures	(179)	(159)
	$ -	$ -

17. Subsequent events

On February 15, 2002 the Company completed a private placement of 59,523,810 special warrants at a price of $0.42 per special warrants. Each special warrant entitles the holder to receive one common share of the Company at no additional cost. In consideration for acting as Eldorado's Underwriters in respect of the sale of the special warrants, the agents will receive a cash commission, and compensation warrants exercisable, without payment of additional consideration, for that number of compensation options equal to 5,952,381 special warrants. The compensation options will be exercisable up until twelve months from the date of the final receipt for the final prospectus at an exercise price of $0.49 per special warrant. Gross proceeds from the placement were Cdn$25,000. On February 15, 2002 the funds were released upon receipt of shareholder approval satisfactory to the Toronto Stock Exchange.

On February 15, 2002 the Company, entered into an agreement (the "Seventh Amendment") with NM Rothschild where among other things, agreed to pay to NM Rothschild a principal payment on the loan facility of an amount equal to 50% of the net proceeds of the February 15, 2002 private placement. On February 19, 2002 a $7,470 principal payment was made to NM Rothschild. The Company further agreed to deposit $1,000 in the Company's Reserve Account, make an additional principal payment of $1,039 on March 31, 2002 and entered into a revised principal repayment schedule in which the Company will make monthly payments of $200 beginning on April 30, 2002 to December 31, 2002. The remaining loan balance of $3,400 net of Reserve Account balance is payable in 2003 in monthly installments.